As filed with the Securities and Exchange Commission on November 25, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

REDPRAIRIE HOLDING, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	20-2813175
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Laura L. Fese, Esq.

Executive Vice President and

Chief Legal Officer

RedPrairie Holding, Inc.

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry M. Abelson, Esq. John P. Duke, Esq. Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Larry W. Sonsini, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act of 1934.

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$ 172,500,000	$ 9,625.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters to cover overallotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 25, 2009

PROSPECTUS

             Shares

Common Stock

This is the initial public offering of RedPrairie Holding, Inc. We are selling              shares and our stockholders are selling                      shares.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the              under the symbol “            .”

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RedPrairie	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from RedPrairie, and up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Credit Suisse

Oppenheimer & Co.

Needham & Company, LLC

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. In this prospectus, unless the context otherwise requires, references to “RedPrairie,” “we,” “us” and “our” refer to RedPrairie Holding, Inc. and our consolidated subsidiaries.

Our Company

We provide a unique platform of productivity solutions that enable manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation. We deliver these solutions that support business strategies for increasing revenue, reducing costs and creating competitive advantage through a combination of our software and domain expertise. Unlike traditional supply chain management software, which has generally focused on the flow of goods or materials through manufacturing facilities and distribution centers, our platform extends beyond the distribution center to the point of sale or consumption. Furthermore, our platform encompasses solutions to help optimize workforce and inventory management for in-store operations. We refer to this differentiated platform of productivity solutions as E2e™.

We have provided productivity solutions for nearly 35 years. Our customers include eight of the top 15 food and drug retailers, four of the top five food consumer products companies, three of the top four household and personal products companies, four of the top ten general merchandisers and specialty retailers, three of the top five petroleum companies and five of the top ten pharmaceutical companies, based on the 2009 list of Fortune Global 500 companies. Our solutions, which are installed at more than 34,000 customer sites in more than 40 countries, address customer needs for speed, accuracy, visibility and flexibility required to manage increasingly complex, global supply chain networks and in-store operations. Our offerings allow our customers to use forecasted and real-time demand information to more flexibly manage the deployment of people and distribution of products. By implementing our solutions, our customers can realize measurable benefits including better availability of goods at the point of sale and better control over inventory, transportation and personnel costs throughout the supply chain and in retail stores. Our solutions can be deployed in a modular fashion and in the optimal sequence to align with our customers’ evolving strategic objectives.

Our management team has significant experience in developing innovative technologies for evolving supply chain and in-store operations requirements, and in marketing, selling and supporting productivity-focused supply chain and in-store operations solutions. Our total revenue, net income and adjusted EBITDA were $292.9 million, $10.7 million and $60.3 million, respectively, in 2008. For a discussion of adjusted EBITDA see note 4 to “—Summary Consolidated Financial Data.”

Market Opportunity

Currently, our offerings address the needs of the supply chain management, or SCM, and in-store solutions markets, and a portion of the human capital management, or HCM, market. According to a September 2009 report by Gartner, Inc.1, an independent research firm, the worldwide SCM market is expected to grow to $7.7 billion in 2012 from $6.0 billion in 2007, representing a compound annual growth rate of 5.1%. According to a November 2008 report by Frost & Sullivan, an independent research firm, the worldwide market for in-store solutions is expected to grow to $2.2 billion in 2012 from $1.5 billion in 2007, representing a compound annual

[1]	Gartner, Inc., “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 3Q09 Update,” September 15, 2009, Fabrizio Biscotti, et. al., or the Gartner Report.

growth rate of 8.0%. In addition, we offer certain solutions that are applicable to some of our customers’ needs for HCM software. According to a December 2008 report by IDC,2 an independent research firm, the worldwide HCM applications market is expected to be $6.5 billion in 2010.

Traditional SCM software applications are used to manage the flow of materials through manufacturing facilities and distribution centers. Generally, these facility-focused applications are designed to manage the movement of products from the point of receipt to the point of shipment, but do not provide visibility into the workforce or inventory management processes that impact those products from the point of shipment to the point of sale or consumption. Over time, the complexity of global supply chains has increased, creating a need for more robust capabilities from SCM solutions.

In the retail sector in particular, increased competition is leading industry executives to focus on enhancing efficiency and productivity for in-store operations by automating the management of their in-store inventory, workforce and promotional activities, or tasks. However, existing technology solutions have been limited in their effectiveness by the lack of integration with the rest of the supply chain network.

As a result of a need for greater efficiency and a desire to establish a competitive advantage, we believe that enterprises are increasingly demanding productivity solutions that address a broader range of business processes that extend from the point of manufacturing to the point of sale or consumption and include workforce, inventory and transportation management and in-store operations.

Our Solutions

We provide a comprehensive platform of productivity solutions that synchronizes and optimizes the deployment of people and the distribution of products in retail stores and throughout the supply chain network based on forecasted and real-time consumer demand. We deliver these solutions through a combination of our software and domain expertise that supports business strategies to increase revenue, reduce costs and create competitive advantage. E2e, our extended approach to supply chain management, effectively positions us to provide improved visibility into and control over logistics, inventory and personnel. Our solutions:

•	are built on a flexible service-oriented architecture, or SOA, which enables deployment in a modular fashion and in the optimal sequence to align with our customers’ evolving strategic objectives;

•	address complex, industry-specific supply chain network logistics challenges;

•	coordinate and optimize workforce schedules and employee deployment across supply chain networks and in stores;

•

draw upon our substantial expertise in addressing enterprises’ complex international business and regulatory requirements, and enable regulatory compliance, facilitate management of logistics in densely-populated geographies, and coordinate widely-dispersed, global supply networks; and

•	provide flexible deployment and payment options including on-premise, hosted and on-demand.

For example, in the retail store, E2e provides consumers with access to desired products and ensures that the store is staffed with the right people to help them make their purchases. In the back room of the store, E2e directs the right people to perform stocking tasks at the right time, thereby reducing the amount of inventory and decreasing the frequency of situations when items are out of stock on the shelves while inventory is available in the stockroom. In the distribution network, E2e manages picking products from the warehouse and loading them

[2]	IDC, “Worldwide HCM Applications 2007 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management,” IDC #215584, December 2008.

onto trucks in the sequence that they will be unloaded at the store, and provides advanced notice of delivery. In the manufacturing environment, E2e optimizes suppliers’ and manufacturers’ resources and synchronizes shipments and production based on demand signals from the point of sale or consumption.

Our Business Strategy and Growth Opportunities

Our objective is to be the leading provider of productivity solutions that enable manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation throughout the supply chain network and in retail stores. To achieve this objective, we intend to:

•	offer expanded, demand-driven capabilities for supply chain networks and in-store operations;

•	expand industry-specific optimization and productivity solutions;

•	focus on high growth market opportunities;

•	expand our presence in international markets;

•	expand our strategic marketing partnerships and indirect sales channels;

•	extend our hosted and on-demand application delivery alternatives; and

•	make targeted, strategic acquisitions.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our business, financial and operating performance, and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 9, before investing in our common stock. These risks include, among others:

•	volatility in our quarterly operating results;

•	dependence on our large installed customer base for a significant percentage of our revenue;

•	exposure to general economic downturns;

•	long sales cycles, particularly for our larger customers;

•	difficulties associated with implementing or upgrading our complex solutions;

•	a highly competitive marketplace;

•	challenges associated with managing our diverse and complex operations; and

•	difficulties associated with penetrating new markets.

Corporate and Other Information

RedPrairie Holding, Inc. was incorporated as Giants Holding, Inc. in Delaware in April 2005 in connection with the May 2005 acquisition of our company by funds advised by Francisco Partners LLC, which we refer to collectively as Francisco Partners. In May 2005, Giants Holding, Inc. changed its name to RedPrairie Holding, Inc., which currently serves as the holding company for all of the RedPrairie operating entities.

We commenced operation in 1975 under the name of McHugh Freeman & Associates. In 1989, we became an indirect, wholly-owned subsidiary of Pinnacle Automation. In 1998, we were spun off from Pinnacle Automation and became an independent operating company. In 2002, we rebranded as RedPrairie.

Following completion of this offering, Francisco Partners will own approximately     % of our outstanding common stock, or     % if the underwriters’ option to purchase additional shares is fully exercised.

Our principal executive office is located at 20700 Swenson Drive, Waukesha, WI 53186 and our telephone number is (262) 317-2000. Our corporate website address is http://www.redprairie.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

This prospectus includes market and industry data, including estimates of market share and market size, which are based on, in certain cases, public sources, industry and trade publications and reports and analyses prepared and published by third parties. Although we believe that these sources are reliable, we have not independently verified the information, and the publishers and other sources of this data do not guarantee the accuracy or completeness of the information. The Gartner Report referred to in this prospectus represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business, including the RedPrairie name. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display by us of other companies’ product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

THE OFFERING

Common stock offered:

By us	shares

By the selling stockholders	shares

Common stock outstanding after the offering	shares

Overallotment option	The underwriters have an option to purchase a maximum of additional shares of common stock to cover overallotments. Of the shares subject to the option, shares would be sold by the selling stockholders and shares would be sold by us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, assuming the shares are offered at $ per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to pay unpaid dividends on shares of our series A preferred stock cumulated through the conversion date of the series A preferred stock and to repay a portion of our term loan indebtedness. The remaining proceeds, if any, will be used for general corporate purposes. We will not receive any proceeds of the sale of the shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not currently intend to pay any cash dividends on our common stock. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus and the other information in this prospectus for a discussion of the risks you should consider before deciding to invest in our common stock.

Symbol

The number of shares of common stock to be outstanding after this offering is based on             shares outstanding as of                     ,         , and excludes:

•	2,114,707 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of September 30, 2009, at a weighted average exercise price of $14.63 per share; and

•	shares of common stock reserved for issuance under our 2005 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the underwriters will not exercise their overallotment option;

•	the conversion of all outstanding shares of our preferred stock into 12,974,833 shares of our common stock in connection with the completion of this offering;

•	the issuance of 253,000 shares of restricted common stock to certain of our directors and executive officers under our 2005 Stock Incentive Plan effective immediately prior to this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our consolidated financial and other data for the periods indicated. The consolidated statements of operations data for each of the three years ended December 31, 2006, 2007 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The interim statements of operations data for the nine months ended September 30, 2008 and 2009 and the consolidated interim balance sheet data as of September 30, 2009 are derived from, and qualified by reference to, our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of these statements in all material respects. You should read all of this information in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period and the results for the interim period are not necessarily indicative of results to be expected for a full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands, except share and per share data)
				(unaudited)
Consolidated statements of operations data:
Revenue:
Software license	$23,367	$36,900	$48,441	$35,274	$27,291
Post-contract support and hosting	43,479	68,548	78,418	58,408	61,787
Professional services	83,390	116,251	130,030	101,597	85,975
Hardware and other	35,598	31,531	35,971	25,966	18,842

Total revenue	185,834	253,230	292,860	221,245	193,895

Cost of revenue:
Software license	142	578	354	264	307
Amortization of acquired software	6,851	8,381	8,252	6,180	6,034

Total software license	6,993	8,959	8,606	6,444	6,341
Post-contract support and hosting	13,424	27,148	33,940	25,712	25,391
Professional services	49,624	72,022	78,667	60,335	51,203
Hardware and other	28,925	26,606	30,424	22,195	15,820

Total cost of revenue	98,966	134,735	151,637	114,686	98,755

Gross profit	86,868	118,495	141,223	106,559	95,140

Operating expenses:
Research and development	19,176	22,567	27,446	20,277	19,493
Sales and marketing	27,474	40,131	42,144	30,486	25,560
General and administrative	30,351	27,738	26,134	17,661	16,219
Depreciation and amortization	6,022	8,282	7,777	5,905	5,953

Total operating expenses	83,023	98,718	103,501	74,329	67,225

Income from operations	3,845	19,777	37,722	32,230	27,915
Interest expense, net	18,095	23,369	18,365	13,854	10,752
Other income (expense), net	(58)	507	226	239	166

Income (loss) before income taxes	(14,308)	(3,085)	19,583	18,615	17,329
Income tax provision (benefit)	(3,796)	845	8,843	8,437	4,882

Net income (loss)	$(10,512)	$(3,930)	$10,740	$10,178	$12,447

Earnings (loss) attributable to common stockholders per common share:
Basic	$(298.93)	$(170.14)	$32.59	$57.06	$85.41

Diluted	$(298.93)	$(170.14)	$0.81	$0.77	$0.94

Weighted average common shares outstanding:
Basic	61,557	66,432	66,950	66,950	66,950

Diluted(1)	61,557	66,432	13,225,359	13,227,431	13,225,210

Cash dividend per common share	$—	$174.14	$—	$—	$—

	As of September 30, 2009
	Actual	Pro Forma (2)	Pro Forma as Adjusted (3)
	(in thousands)
Consolidated balance sheet data (unaudited):
Cash and cash equivalents	$52,626
Total assets	441,489
Total indebtedness	216,416
Series A preferred stock	142,948
Stockholders’ equity (deficit)	(17,216)

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Other financial data (unaudited):
Adjusted EBITDA(4)	$27,256	$41,765	$60,339	$49,174	$45,115
Free cash flow(5)	9,282	12,754	36,828	32,606	25,164

(1)	For a description of the calculation of our diluted weighted average common shares outstanding, see note 13 to our audited consolidated financial statements.

(2)	Reflects on a pro forma basis the conversion of all outstanding shares of our series A preferred stock into 12,974,833 shares of common stock.

(3)	Reflects on a pro forma basis the conversion of all outstanding shares of our series A preferred stock into 12,974,833 shares of common stock and, on an as adjusted basis, to reflect the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

(4)	Adjusted EBITDA is defined as net income (loss) adjusted for interest (income) expense, net; income tax provision (benefit); depreciation and amortization; stock-based compensation; other (income) expense, net; loss on early extinguishment of debt and restructuring.

Management believes that the use of adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude certain non-cash charges, such as depreciation, amortization and stock-based compensation, and non-core operational charges, such as other (income) expense, net, loss on early extinguishment of debt and restructuring, from adjusted EBITDA because (a) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (b) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be. We use adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, and in communications with our board of directors concerning our financial performance. We do not place undue reliance on adjusted EBITDA as our only measure of operating performance.

Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures, and that they do not reflect changes in, or cash requirements for, our working capital. Management compensates for the inherent limitations associated with using the adjusted EBITDA measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). A reconciliation of net income (loss) to adjusted EBITDA is presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net income (loss)	$(10,512)	$(3,930)	$10,740	$10,178	$12,447
Interest expense, net	18,095	23,369	18,365	13,854	10,752
Income tax provision (benefit)	(3,796)	845	8,843	8,437	4,882
Depreciation and amortization	14,176	18,754	18,364	13,839	13,427
Stock-based compensation	1,775	3,234	4,253	3,105	2,693
Other (income) expense, net	58	(507)	(226)	(239)	(166)
Loss on early extinguishment of debt	7,460	—	—	—	—
Restructuring	—	—	—	—	1,080

Adjusted EBITDA	$27,256	$41,765	$60,339	$49,174	$45,115

(5)	Free cash flow is defined as net cash provided by operating activities less capital expenditures.

Free cash flow is a key measure used in our internal operating reports and allows us to manage the cash available to make principal payments on our debt obligations and fund potential strategic initiatives. Management believes that free cash flow is useful to investors as a supplemental measure to evaluate our liquidity and ability to make principal payments on our debt obligations.

Free cash flow should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. Management compensates for the inherent limitations associated with using the free cash flow measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by operating activities. A reconciliation of net cash provided by operating activities to free cash flow is presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net cash provided by operating activities	$11,276	$16,007	$41,319	$35,822	$27,289
Capital expenditures	(1,994)	(3,253)	(4,491)	(3,216)	(2,125)

Free cash flow	$9,282	$12,754	$36,828	$32,606	$25,164

RISK FACTORS

You should carefully consider the risk factors described below and all other information contained in this prospectus before you decide to invest in our common stock. Our business, financial condition and operating results could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or that we currently believe are not material. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Relating to Our Business and Industry

Our operating results may fluctuate, which could cause volatility in our stock price.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast and may vary as a result of many factors, some of which are outside of our control, including:

•	demand for and market acceptance of our products;

•	the varying sales and deployment cycles for our products and services from customer to customer;

•	product and price competition;

•	delays in the implementations of our products by our customers;

•	contingencies and other requirements related to the recognition of software license and professional services revenue;

•	global and domestic economic conditions;

•	timing of hiring new sales and services employees and the rate at which these employees become productive;

•	timing of introduction of new products; and

•	timing of any acquisitions and incurrence of related costs.

In particular, our revenue from software licenses generally fluctuates, and we expect it to continue to fluctuate on a quarterly basis primarily due to uncertain and inconsistent timing of sales of our software licenses, revenue recognition requirements and seasonality, among other factors. As a result, transactions that were expected to be recognized in one period may be recognized in a subsequent period which may materially affect our financial performance on a quarterly basis.

Because our professional services revenue is primarily influenced by the execution of new software license agreements and upgrades of existing arrangements with customers, a decline in software license revenue also could cause a decline in our services revenue in the same quarter or in subsequent quarters.

Furthermore, a portion of our hardware and other revenue consists of the resale of a variety of third-party hardware products, which we resell in order to meet the needs of our customers seeking a single source supplier for their supply chain management and in-store operations requirements. Hardware sales are difficult to forecast, in part because they do not necessarily correlate with our software sales, as our customers may choose to purchase this hardware directly from manufacturers or distributors of these products. Hardware sales fluctuate from quarter to quarter, leading to unusual comparisons of total revenue and potential fluctuations in profits. Hardware and other revenue also includes reimbursement for billable travel which may also fluctuate from period to period.

As our expenses are based on our expectations of future revenue and are relatively fixed in the short term, an unanticipated shortfall in our revenue in a particular period could have a disproportionately negative effect on our operating results in the same or subsequent periods. As a result of these and other factors, our operating results are difficult to predict.

Our future revenue is dependent upon our installed customer base continuing to license additional products, renew post-contract support and hosting agreements and purchase additional professional services from us.

We are dependent on our large installed customer base to purchase additional software licenses, post-contract support and hosting and professional services from us. Nevertheless, our post-contract support agreements are generally for a one-year term and our professional services agreements generally only cover a particular engagement. In future periods customers may not license additional products, renew post-contract support and hosting agreements or purchase additional professional services from us. If our customers decide not to license or purchase these products and services from us, or if they reduce the scope of their post-contract support or hosting or professional services agreements, our revenue could decrease and our operating results could be materially adversely affected.

In addition, many of our customers are using older versions of our products for which we are no longer developing any further upgrades or enhancements. While we intend to migrate our customers who are using these versions to newer versions or products, there can be no assurance that these customers will do so. If customers using older versions of our products decide not to license our current software products, or decide to discontinue the use of our products and associated post-contract support services, our revenue could decrease and our operating results could be materially adversely affected.

Downturns in general economic and market conditions and reductions in information technology, or IT, spending may reduce demand for our software and related services which could negatively affect our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our software products and related services. Economic downturns in one or more of the countries in which we do business or in particular industries which use supply chain management or in-store operations software have resulted in reductions in IT spending by some of our customers. For example, beginning in the fourth quarter of 2008, we began to experience the impact of the weakening global economy and a decline in purchases of our software solutions and related services by both new and existing customers. We believe that this decline was the result of longer sales cycles, more in depth product trials, smaller initial pilot programs, delays or reductions in customer purchases and pricing pressure from customers and competitors. Our revenue has declined from $221.2 million for the nine months ended September 30, 2008 to $193.9 million for the nine months ended September 30, 2009, which we believe was due in large part to generally weak economic conditions. Further worsening, broadening, or protracted extension of these conditions could have a significant negative impact on our business, financial position, results of operations and cash flows. Prolonged economic slowdowns, such as the one we are currently experiencing, may result in customers requiring us to renegotiate existing contracts on less advantageous terms to us than those currently in place or defaulting on payments due on existing contracts.

Furthermore, during weak economic times, there is an increased risk that one or more of our customers will file for bankruptcy protection, which may adversely affect our revenue, profitability and results of operations. If a customer files for bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing, which may be significant due to extended payment terms for software license fees, and significant billings for professional services on large projects. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, in that the outcome of the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim.

We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

Our products have lengthy sales cycles, which typically extend from six to 12 months and may take up to several years. Potential and existing customers, particularly larger enterprise customers, often commit significant resources to an evaluation of available solutions and services and require us to expend substantial time and resources in connection with our sales efforts. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and customer requirements. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale. Many of the key risks relating to sales processes are beyond our control, including:

•	our customers’ budgetary and scheduling constraints;

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ willingness to replace their currently deployed software solutions; and

•	general economic conditions.

As a result of these lengthy and uncertain sales cycles of our products and services, it is difficult for us to predict when customers may purchase products or services from us, thereby affecting when we can recognize the associated revenue, and our operating results may vary significantly and may be adversely affected. The length of our sales cycle makes us susceptible to having pending transactions delayed or terminated by our customers if they decide to delay or withdraw funding for IT projects. Our customers may decide to delay or withdraw funding for IT projects for various reasons, including global economic cycles and capital market fluctuations.

Our solutions are complex and customers may experience difficulty in implementing or upgrading our products successfully or otherwise achieving the benefits attributable to our products.

Due to the scope and complexity of the solutions that we provide, our implementation cycle can be lengthy and unpredictable. Our products may require modification or customization and must integrate with many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive for our customers and can result in delays in the implementation and deployment of our products. As a result, some customers have had, and may in the future have, difficulty implementing our products successfully or otherwise achieving the expected benefits of our products. Additionally, while a customer may decide to purchase our products and services, the customer may require us to delay the implementation of our products due to their scheduling, resource or budgetary constraints. The implementation and deployment of our products also may be delayed if we fail to attract, train and retain services personnel, or by other factors that are beyond our control.

Delayed or ineffective implementation or upgrades of our software may limit our future sales opportunities, impact revenue, result in customer dissatisfaction and harm to our reputation, or cause non-payment issues by resulting in, among others, any of the following events:

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the withholding of cash payments or cancellation of contracts if we fail to meet our implementation commitments, the customers have financial difficulties or change strategy, or the functionality delivered is not acceptable to the customers. We are particularly susceptible to this with respect to arrangements where payments are scheduled to occur later in the engagement;

•	the cancellation or scaling back of one or more of our larger implementation projects which could have a material adverse impact on our reputation and future revenue; or

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an inability to recognize software license or services revenue associated with our solutions and other development projects. Failure to complete implementation phases in accordance with the overall rollout plan can create variability in our expected revenue recognition.

If we are unable to manage our diverse and complex operations, our reputation in the market and our ability to generate revenue from new or existing customers may be adversely affected.

The growth in the size, complexity and diverse nature of our business and the expansion of our product lines and customer base have placed increased demands on our management and operations, and further growth

(if any) may place additional strains on our resources in the future. Our ability to effectively compete and to manage our planned future growth will depend on, among other things, the following:

•	maintaining continuity in our senior management and key personnel;

•	attracting, retaining, training and motivating our employees, particularly our technical and management personnel;

•	improving our operational, financial and management controls; and

•	improving our information reporting systems and procedures.

If we do not manage the size, complexity and diverse nature of our business effectively, we could experience delayed software releases and longer response times for assisting our customers with implementation of our products and services, and could lack adequate resources to support our customers on an ongoing basis, any of which could adversely affect our reputation in the market and our ability to generate revenue from new or existing customers.

If we are unsuccessful in entering new markets or further penetrating our existing markets, our revenue growth could be adversely affected.

We have invested significant resources in developing and marketing our products and services. The demand for, and market acceptance of, our products and services is subject to a high level of uncertainty. We believe that adoption of software solutions, particularly by those enterprises that have historically relied upon traditional means of commerce and communication, requires a broad acceptance of substantially different methods of conducting business and exchanging information. Our products and services are often considered complex and may involve a new approach to the conduct of business by our customers. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers in both new and existing markets regarding the uses and benefits of these products and services in order to generate additional demand. The market for our products and services may weaken, competitors may develop superior products and services or we may fail to develop acceptable solutions to address new market conditions. As a result, we may be unable to enter new markets or penetrate existing markets for our products and services. Any one of these events could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We may be required to defer recognition of revenue on our software products, which may have a material adverse effect on our financial results.

We may be required to defer recognition of revenue for a significant period of time after entering into a license agreement for a variety of factors, including whether:

•	the transaction involves both currently deliverable software products and software products that are under development;

•	the customer requires significant modifications, customizations or complex interfaces that could delay product delivery or acceptance;

•	the transaction involves extended payment terms;

•	the transaction involves acceptance criteria or other terms that may delay revenue recognition; and

•	the transaction involves performance milestones or payment terms that depend upon contingencies.

Because of these factors and other specific software revenue recognition requirements under generally accepted accounting principles in the United States, or GAAP, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered elements, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition well after the time of delivery, which may have a material adverse effect on our financial position and results of operations. In addition, because of the current economic downturn, more customers may require extended payment terms, shorter term license agreements, or alternative licensing arrangements that could reduce the amount of software revenue we recognize upon shipment of our software and could adversely affect our short-term profitability.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates, which, in turn, could adversely affect future presentation of our financial condition or results of operations.

We may face risks associated with our international operations that could impair our ability to grow our revenue.

We generate a significant portion of our revenue outside the United States. For example, for the year ended December 31, 2008 and the nine months ended September 30, 2009, the percentage of revenue generated from customers outside the United States was 32.0% and 29.7%, respectively. We intend to continue selling into our existing international markets and to expand into international markets where we currently do not conduct business, which will require significant management attention and financial resources. If we are unable to continue to sell our products effectively in the existing international markets and expand into additional international markets, our ability to grow our business would be adversely affected. Some of the key factors that may affect our ability to maintain and expand our operations and sales in foreign countries include:

•	difficulties in staffing and managing foreign operations, including our ability to provide services to our customers;

•	building and maintaining a competitive presence in existing and new markets;

•	difficulty enforcing contracts and collecting accounts receivable in some countries, leading to longer collection periods;

•	the development and maintenance of successful strategic partner and reseller relationships;

•	certification, qualification and compliance requirements and expenses relating to our products and business;

•	regulatory requirements, including import and export regulations;

•	changes in currency exchange rates;

•	reduced protection for intellectual property rights in some countries;

•	less stringent adherence to ethical and legal standards by prospective customers in some countries;

•	potentially adverse tax treatment;

•	the need to localize products for other languages and country-specific business requirements and regulations;

•	difficulty competing with local vendors;

•	language and cultural barriers; and

•	political and economic instability.

Foreign currency exchange rate risks may adversely affect our results of operations.

Material portions of our revenue and expenses are generated by our operations in foreign countries, and we expect that our foreign operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, mostly the Euro and British pound. For the year ended December 31, 2008, we generated approximately 29.5% of our total revenue and incurred approximately 24.9% of our total costs in foreign currencies. For the nine months ended September 30, 2009, we generated approximately 26.9% of our total revenue and incurred approximately 24.3% of our total costs in foreign currencies. As a result, our financial results could be affected by factors, such as changes in foreign currency exchange rates or weak economic conditions in European markets and other foreign markets in which we have operations. Fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. We also incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses. Given the volatility of exchange rates, we may not be able to manage effectively our currency translation or transaction risks, which may adversely affect our financial condition and results of operations.

We may not be able to successfully compete with other vendors of supply chain management and/or in-store operations software.

We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings and new competitors enter the market. These competitors include: specialized SCM and HCM software vendors; large, diversified enterprise application suite providers; smaller niche application software providers whose software typically addresses only certain aspects of the SCM or HCM markets; and information technology, or IT, departments of prospective customers that are capable of developing supply chain applications customized to their businesses. In addition, we anticipate facing increased competition in the future from enterprise resource planning, or ERP, SCM or HCM application vendors and business application software vendors that may broaden their solution offerings by internally developing, or by acquiring or partnering with independent developers of, supply chain planning and execution software. For instance, both Oracle Corporation and SAP AG compete in the SCM market. Furthermore, it is possible that new competitors or alliances may emerge that could cause a rapid and significant market share loss by us, and an increase of competitive pressures on us.

A number of our competitors and potential competitors have greater financial, technical, marketing and other resources, greater name recognition, a broader offering of products and a larger installed base of customers than we do. In order to be successful in the future, we must continue to respond promptly and effectively to technological change and competitors’ innovations. We cannot assure you that our current or potential competitors will not develop products comparable or superior in terms of price and performance features to those developed by us. In addition, we cannot assure you that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that we will be able to compete successfully in the future.

Furthermore, enterprises are requiring their application software vendors to provide faster time to value on their technology investments. We must continue to improve the speed of our implementations and the pace at which our products deliver value or our competitors may gain important strategic advantages over us. If we cannot successfully respond to these market demands, or if our competitors do so more effectively than we do, our business, results of operations, cash flow and financial condition could be materially adversely affected.

If we do not compete successfully in our market, we may lose market share, or be forced to reduce our prices, which could materially and adversely affect our ability to achieve our financial and business goals. For an additional discussion regarding our competitors, see the section of this prospectus captioned “Business—Competition.”

Mergers or other strategic transactions involving our competitors could weaken our competitive position or reduce our revenue.

We believe that consolidation within our industry is likely, which may result in increased competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. Our competitors may establish or strengthen their cooperative relationships with vendors, systems integrators, third-party consulting firms or other parties. Established companies may not only develop their own products but may also acquire or partner with our current competitors. If any of these events occur, our revenue and profitability could significantly decline.

We are dependent on our management team and our technical, sales and services personnel, and the loss of one or more of these key employees could harm our business and prevent us from executing our business strategy in a timely manner.

Our success depends largely upon the continued services of our executive management and key personnel. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. We do not maintain key person life insurance policies on any of our senior executives. The loss of one or more of our key employees could seriously harm our business.

We are also substantially dependent on the continued service of our existing technical, sales and services personnel due to the complexity of our products and services. Experienced management and technical, sales, and services personnel in the technology industry are in high demand and competition for their services is intense. Additionally, the loss of technical personnel such as developers could have a negative impact on our ability to develop, introduce and implement new products in a timely and effective manner and grow our business.

Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer, and thus we may encounter increased compensation costs that are not offset by increased revenue. We cannot assure you that we will be able to attract, retain and motivate sufficient numbers of these highly skilled employees. There may also be a significant period of time after new technical, sales and services employees are hired before they become fully productive.

We have substantial debt obligations, which may restrict our ability to fund current and future operations and pursue certain business initiatives.

While we intend to use the proceeds of this offering to repay a portion of our outstanding indebtedness, we will continue to have significant long-term debt obligations. As of September 30, 2009, we had $216.4 million in total long-term debt obligations, including $146.4 million outstanding under our first lien secured credit facility and $70.0 million outstanding under our second lien secured credit facility. Our substantial debt obligations may:

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require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other corporate requirements and to pay dividends;

•	impede our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	subject us to increases in interest rates on our variable rate debt, including the borrowings under our credit agreements;

•	make us more vulnerable to a downturn in our business and competitive pressures, and limit our flexibility to plan for, or react to, changes in our business; and

•	make it more difficult for us to satisfy our other obligations.

Our ability to make scheduled payments of principal and interest with respect to our indebtedness will depend on our ability to generate cash flow from our operations. If we fail to make any required payment under our credit agreements or fail to comply with the financial and operating covenants contained in them, we would be in default and our lenders would have the ability to require that we immediately repay our outstanding indebtedness in full. Our credit agreements also include various financial and operating covenants that limit our ability to engage in certain transactions, require us not to allow specific events to occur and require us to apply proceeds from certain transactions to reduce indebtedness.

Our business and profitability may be adversely affected by our acquisitions.

As part of our business strategy, we may from time to time acquire additional companies, technologies and products. We may experience difficulties and incur significant costs as a result of evaluating, completing and integrating acquisitions. Future acquisitions, if any, may expose us to increased risks and costs, including the following:

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we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology, that we may be required to write off acquired assets or investments partially or entirely, that we may be subject to substantial accounting charges for restructuring and other expenses or that economic conditions underlying our acquisition decision have changed;

•	we may not realize the expected synergies of the transaction;

•	we may have difficulty integrating the operations or personnel of an acquired company or retaining the key personnel of the acquired company;

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if acquired companies, particularly private companies with less sophisticated control systems, have significantly different controls and systems than we do, our ability to meet the Section 404 requirements of the Sarbanes-Oxley Act of 2002 may be adversely affected;

•	we may face delays in customer purchases due to difficulty in retaining customers of acquired businesses;

•	our ongoing business and management’s time and attention may be disrupted or diverted from existing operations by transition or integration issues;

•	we may encounter difficulty with new products or in new geographic markets, and we may face increased competition, including price competition, or intellectual property litigation;

•	our relationships with our partner companies or third-party providers of products and services could be negatively affected;

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we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters;

•	we may be exposed to other unforeseen liabilities and contingencies that were not identified prior to acquiring the company;

•	we may not be able to generate sufficient revenue from acquisitions to offset the associated acquisition costs; and

•	future acquisitions may result in additional issuances of stock that could be dilutive to our stockholders or in increased leverage if we incur debt to finance an acquisition.

In addition, as a result of our acquisitions, we may acquire diverse software products with different underlying technology and programming which may require significant expense and resources to integrate, improve and support on an ongoing basis. Our future success will depend in part upon our ability to converge our product offerings and migrate the technology and programming underlying our diverse products into unified standards, in order to meet our customers’ expectations that our software product offerings will work together to address a variety of their supply chain execution challenges. If we are unable to meet these expectations, our reputation may be adversely affected and customers may be unwilling to purchase new or additional product offerings from us.

We may require significant additional capital to pursue our business strategy, which may or may not be available to us on favorable terms or at all.

We may need to obtain additional financing to pursue our business strategy, to develop new products, to respond to competition and market opportunities, to acquire complementary businesses or technologies and to refinance our indebtedness. We cannot be certain that we will be able to obtain such financing on favorable terms, or at all. In addition, our current credit agreements contain, and agreements we enter into in the future may contain, covenants that limit our ability to obtain financing or enter into certain transactions and may require us to apply the proceeds from certain transactions to reduce our indebtedness. If we need to raise additional capital and cannot do so on acceptable terms, we may not be able to meet our business objectives, our stock price may decline and you may lose some or all of your investment.

We may be subject to additional tax liabilities.

We are subject to income, sales, use and other taxes in the United States and other countries in which we conduct business. Significant judgment is required in determining our worldwide provision for income taxes. This determination is highly complex and requires detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. If we receive an adverse ruling during an audit, or we unilaterally determine that we have misinterpreted provisions of the myriad tax regulations to which we are subject, there could be a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to tax liability (including, penalties and interest) for a particular year for extended periods of time.

We incorporate third-party software in our solutions, the failure of which could adversely affect our ability to sell, support and service our products.

We incorporate and include third-party software into and with certain of our products and solutions and expect to continue to do so. The operation of our products could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to make their software available to us on acceptable terms, to not make their products available to our competitors on more favorable terms, to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software, or to remain in business. Any impairment in our relationship with these third parties could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We rely on third-party vendors to provide technology and services necessary for the operation of our business; the failure of our vendors to provide such technology and services on acceptable terms or the failure of such technology or services to perform as expected could have a material adverse effect on our business.

We rely on third-party vendors to provide technology and services necessary for the operation of our business that we cannot or do not create or provide ourselves. We depend on these vendors to ensure that our infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable and high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that these damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

The use of open source software in our products may expose us to additional risks and harm our intellectual property.

Some of our products use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of all open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

Our ability to license our software is highly dependent on the quality of our services offerings, and our failure to offer high quality services could adversely affect our software licensing revenue and results of operations.

Once our software has been installed and deployed, our customers may depend on us to provide them with ongoing support and resolution of issues relating to our software. Therefore, a high level of service is critical for the continued marketing and sale of our solutions. If we or our partners do not efficiently and effectively install and deploy our software products, or succeed in helping our customers quickly resolve post-deployment issues, our ability to sell software products to these customers would be adversely affected and our reputation in the marketplace and with potential customers could suffer.

Errors or defects in our software products could harm our reputation and expose us to liability, which could result in customer loss, decreased revenue, unexpected expenses and loss of market share.

Because our software products are complex, they may contain defects, errors or vulnerabilities that are not detected until after commercial release and installation by our customers. We may not be able to correct any errors or defects or address vulnerabilities promptly, or at all. Any defects, errors or vulnerabilities in our products could result in:

•	expenditure of significant resources in efforts to analyze, correct, eliminate or work around errors or defects, or to address and eliminate vulnerabilities;

•	delayed introduction of new products;

•	loss of existing or potential customers;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	increased costs of service, warranty, product replacement, litigation and insurance; and

•	negative publicity causing harm to our reputation.

In particular, because our software is used to manage functions that are often critical to our customers, the licensing and support of our software involves the risk of product liability claims. We also may face liability for breaches of our product warranties, product failures or damages caused by faulty installation of our products. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable or otherwise ineffective. Defending a lawsuit, regardless of its merit, could be costly and divert management’s time and attention. Our business liability insurance coverage may be inadequate or be subject to significant deductibles and future coverage may be unavailable on acceptable terms, or at all. The successful assertion of one or more large claims against us could have a material adverse effect on our financial condition, and costs or payments made in connection with warranty and product liability claims could materially affect our financial condition and results of operations.

Restructuring and reorganization initiatives pose significant risks to our business.

We have implemented restructuring initiatives involving a reduction of our workforce and we continue to manage our business in an effort to achieve our profitability objectives. In the first quarter of 2009, we reduced our workforce by 70 employees. These activities pose significant risks to our business, including: a decline in employee morale; employees whom we desire to retain may resign because they disagree with our initiatives; and terminated employees may disparage us, file legal claims against us related to their termination of employment, become employed by our competitors, share our intellectual property or other sensitive information with others or use our intellectual property or other sensitive information without authorization. The failure to retain and effectively manage our remaining employees or achieve our targeted efficiencies through the reorganization could increase our costs, adversely affect our development efforts and adversely affect the quality of our products and customer service. If customers become dissatisfied with our products or service, our renewal rate of post-contract support agreements may decrease, our customers may take legal action against us and our sales to existing customers could decline, leading to reduced revenue. Our restructuring and reorganization initiatives may not achieve targeted efficiencies, which could adversely affect our business, results of operations, cash flow and financial condition.

Releases of new products and enhancements to existing products may cause purchasing delays, which would harm our revenue.

Our practice and the practice in the industry in which we compete is to regularly develop and release new products and enhancements to existing products. As a result, our future success could be hindered by delays in our introduction of new products and/or enhancements of existing products, delays in market acceptance of new products and/or enhancements of existing products, and our, or our competitors’, announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products. In addition, customers may delay their purchasing decisions in anticipation of our new or enhanced products or new or enhanced products of our competitors. Delays in customer purchasing decisions could seriously harm our business and operating results. Moreover, significant delays in the general availability of new releases or customer dissatisfaction with new releases could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Our professional services revenue produces lower gross margins than our software license revenue, and an increase in professional services revenue relative to software license revenue could harm our overall gross margins.

Our professional services revenue was 44.4% and 44.3% of total revenue for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. Our professional services revenue produces lower gross margins than our software license revenue. The gross margin of our professional services revenue was 39.5% and 40.4% for the year ended December 31, 2008 and the nine months ended September 30, 2009, while the gross margin for total software license revenue was 82.2% and 76.8% for the respective periods. An increase in the percentage of total revenue represented by professional services revenue could adversely affect our overall gross margins.

The volume and profitability of our professional services offerings depend in large part upon:

•	competitive pricing pressure on the rates that we can charge for our professional services;

•	the utilization rate of our professional services personnel;

•	the complexity of our customers’ business processes and information technology environments;

•	the resources directed by our customers to their implementation projects;

•	the extent to which we are required to use third-party resources;

•	our ability to hire, train and retain qualified professional services personnel;

•	the extent to which outside consulting organizations provide professional services directly to customers; and

•	the mix of revenue between our geographic segments as the margins in professional services revenue in the Americas are generally higher than EMEA/APAC.

Any erosion in our professional services margins or any significant increase in professional services revenue as a percentage of total revenue would adversely affect our operating results.

Our growth is dependent upon the continued development of our direct sales force and the development and maintenance of our indirect sales channels.

We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large enterprise customers, and to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and may, in some cases, take more than a year before becoming productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our software and services will suffer and our growth will be impeded.

In addition, we believe our future growth also will depend on the development and maintenance of successful strategic reseller, consulting and marketing relationships. Our growth in revenue in international markets will depend, in part, on the development and maintenance of these indirect sales channels. However, because lower unit prices are often charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels may reduce our professional services revenue, as our partners may provide these services themselves. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction, managing customer relations and recognizing emerging customer requirements. In addition, our resellers and consulting partners may develop, acquire or market products that are competitive with our products. Our strategy of marketing our products directly to customers and indirectly through resellers and consulting partners also may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers and consulting partners target the same customers, resellers and consulting partners also may come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with resellers and consulting partners or may harm our ability to attract new resellers and consulting partners.

Any impairment in the value of our goodwill will result in an accounting charge against our earnings, which could negatively impact our stock price.

As of December 31, 2008, we had $204.0 million of goodwill, representing approximately 45.3% of our total assets as of such date. In accordance with GAAP, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. If we determine significant impairment of our goodwill as a result of any of those tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

We may face intellectual property infringement claims that could be time consuming, costly to defend and result in our loss of significant rights.

The technology industry generally and the market for software products in particular are characterized by a relatively high level of litigation based on allegations of infringement of intellectual property rights. We have in the past received and may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights. We cannot assure you that we are not infringing or violating any third-party intellectual property rights. Any parties claiming that our products infringe upon their intellectual property rights, or that we have misappropriated their trade secrets, regardless of the merits, could force us to acquire intellectual property rights and licenses, which may involve substantial royalty payments and other expenditures or to defend ourselves and possibly our customers in litigation. We also may be required to indemnify our customers for damages they suffer as a result of such infringement. These claims and any resulting licensing arrangement or lawsuit, if successful or if settled, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to stop making, having made, developing, selling, incorporating, distributing, or using our products that use the challenged intellectual property, to obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all, or to redesign those products that use any allegedly infringing intellectual property. Any of these events could seriously harm our business, operating results and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, would be expensive to resolve and would divert our management’s time and attention.

If we are unable to protect our intellectual property, our ability to compete and our business could be harmed.

We depend on our ability to protect our proprietary technology and intellectual property. We protect our proprietary technology through a combination of trade secrets, third-party confidentiality and non-disclosure agreements and additional contractual restrictions on disclosure and use, and patent, copyright and trademark laws. However, these legal means do not afford complete protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot guarantee that:

•

any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;
•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or
•	we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to invalidate or design around our intellectual property. Furthermore, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, business partners and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer, or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products and solutions is difficult, and we cannot be certain that the steps we have taken to do so will prevent unauthorized use of our technology or infringement or misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively could be harmed.

Interruptions or delays in service from our third-party data center could impair the delivery of our service and harm our business.

We deliver applications to some of our customers from third-party data center facilities located in Atlanta, Georgia, London, United Kingdom, and Sterling, Virginia. We do not control the operation of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires and other natural disasters, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, human error, the financial insolvency of the provider and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and unauthorized access to, or alteration of, the applications and other data that these third-party vendors store and deliver on our behalf.

In addition, our software license agreements may require us to pay penalties and issue credits to our customers and may allow or cause our customers to terminate their agreements with us if there is a disruption in our services. The payment of such penalties or the termination of agreements by our customers may have an adverse affect on our operating results and our relationship with our customers.

Our systems and facilities, and those of our third-party service providers, could suffer data security incidents.

Our information technology infrastructure, and that of our third-party service providers, is vulnerable to security breaches, computer viruses, and similar disruptive problems. Our servers provide access to and distribution of many of our enterprise software solutions, products and services to our customers. Providing unimpeded access to our servers is critical to servicing customers of our hosted services and providing superior customer service to them. These systems are also subject to telecommunications failures, power loss, hacking incidents, other system failure, and data security incidents in which information is accessed or modified without authorization. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of our servers and our third-party service providers’ servers. Our inability to provide continuous access to our hosted services, and to secure our hosted services and associated customer information from unauthorized use, access, or disclosure, could cause some of our customers to discontinue subscribing to our hosted services, could harm our business reputation, and could cause us to incur significant liability.

Serious harm to our business could result if our encryption technology fails to ensure the security of our customers’ on-line transactions.

The secure exchange of confidential information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Some of our software applications use encryption technology to provide the security necessary to effect the secure exchange of valuable and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer data. If any compromise or breach were to occur, our reputation could be damaged, our business may suffer and we could incur significant liability.

If we are unable to develop software applications that interoperate with computing platforms developed by others, our business and results of operations may be adversely affected.

We develop software applications that interoperate with operating systems, database platforms and hardware devices developed by others, which we refer to collectively as computing platforms. If the developers of these computing platforms do not cooperate with us or we are unable to devote the necessary resources so that our applications interoperate with those computing platforms, our software development efforts may be delayed and our business and results of operations may be adversely affected. When new or updated versions of these computing platforms are introduced, it is often necessary for us to develop updated versions of our software applications so that they interoperate properly with these computing platforms. We may not accomplish these development efforts quickly or cost-effectively, and it is difficult to predict what the relative growth rates of adoption of these computing platforms will be. These development efforts require substantial investment, the devotion of substantial employee resources and the cooperation of the developers of the computing platforms. For some computing platforms, we must obtain some proprietary application program interfaces from the owner in order to develop software applications that interoperate with the computing platforms. Computing platform providers have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary proprietary application program interfaces on a timely basis, we may experience delays or be unable to expand our software applications into other areas.

The computing platforms we use may not continue to be available to us on commercially reasonable terms. Any loss of the right to use any of these systems could result in delays in the provision of our products and services and our results of operations may be adversely affected. Defects in computing platforms could result in errors or a failure of our products which could harm our business.

We may not receive significant revenue as a result of our current research and development efforts.

Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. We have made and expect to continue to make significant investments in software research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by corresponding revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, it is difficult to estimate when, if ever, we will receive significant revenue as a result of these investments.

We may not be able to fully realize the benefits of our deferred tax assets which could harm our financial position and results of operations.

Our ability to use our net operating loss carryforwards and other tax attributes in various jurisdictions during their remaining life is dependent upon our ability to generate sufficient taxable income in these jurisdictions during the carryforward periods. As of December 31, 2008, we had approximately $14.8 million of

U.S. net operating losses and approximately $33.0 million of non-U.S. net operating losses. If we do not generate sufficient taxable income, the remaining deferred tax assets related to these items may expire without being fully used. We have recorded a valuation reserve against our non-U.S. deferred tax assets to reflect this risk.

A defined benefit plan benefiting certain employees of one of our subsidiaries is underfunded and we may be required to pay into the plan.

We contribute to a defined benefit pension plan of one of our subsidiaries. Approximately 4.0% of our current employees are participants in the plan, which is closed to new members. For the year ended December 31, 2008, our total contributions to this plan, which include payments for voluntary withdrawals, were approximately $1.3 million. Our plan was underfunded by approximately $3.8 million as of December 31, 2008, the last time an actuarial valuation of the plan was performed. In addition, we may be required to make additional unexpected contributions the plan based on future actuarial studies.

We will be subject to additional regulatory compliance matters, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company and our management has limited experience managing a public company. Failure to comply with these regulatory matters could harm our business.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming. For example, we intend to engage outside consultants and expect to hire additional employees to assist us with Sarbanes-Oxley compliance. Furthermore, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting in our annual report on Form 10-K for the year ending December 31, 2011. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the exchange on which we will list our shares, the Securities and Exchange Commission, or SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. If we are unable to retain enough independent directors to our board to meet the listing standards of the exchange on which we will list our shares by the deadlines set by such exchange, it could affect our continued listing on the exchange.

New accounting standards or interpretations of existing accounting standards could adversely affect our operating results.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations, including the recently proposed implementation of International Financial Reporting Standards, could change our application of GAAP and affect the reporting of transactions completed before the announcement of a change, resulting in a significant effect on our reported financial results.

For example, we recognize software license revenue in accordance with the FASB’s guidance on software revenue recognition and accounting for performance of construction-type and certain production-type contracts. Accounting standards bodies may continue to discuss certain provisions of relevant accounting literature with the objective of providing additional guidance on potential interpretations related to software revenue recognition and “multiple element arrangements” in which a single contract includes a software license, a maintenance services agreement and/or other “elements” that are bundled together in a total offering to the customer. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could change the timing of revenue recognition.

Risks Relating to Our Relationship with Our Majority Stockholder

Following this offering, Francisco Partners will continue to own a significant percentage of our common stock and, therefore, our other stockholders will be unable to affect the outcome of stockholder voting.

Following this offering, Francisco Partners will own approximately     % of our outstanding common stock, or     % of our outstanding common stock if the underwriters exercise their overallotment option in full. As a result of this ownership position, Francisco Partners will have the ability to delay or prevent a change of control of us that may be favored by other stockholders and will otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote. In addition, Francisco Partners is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. Additional information regarding our relationship with Francisco Partners can be found in the section of this prospectus captioned “Certain Relationships and Related Party Transactions.”

Francisco Partners and its designees on our board of directors may have interests that conflict with our interests and the interests of our other stockholders.

Francisco Partners and its designees on our board of directors may have interests that conflict with, or are different from, our own and those of our other stockholders. They have invested in or acquired other businesses that are involved in the software industry and may invest in or acquire others in the future. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and audit committee for evaluation and appropriate resolution. Furthermore, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other stockholders. In addition, Francisco Partners’ significant concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders.

By exercising its registration rights and selling a large number of shares, Francisco Partners could cause the price of our common stock to decline and impede our ability to raise capital through the issuance of equity securities in the future.

Francisco Partners is entitled to certain registration rights which allow it to require us to register the offer and sale of its shares of our common stock for sale under the Securities Act. Pursuant to these “demand” registration rights, Francisco Partners may require us to register the offer and sale of some or all of its shares from time to time following completion of this offering, subject to Francisco Partners’ agreement with the underwriters in this offering not to demand any registrations or sell any shares of our stock that it holds for the 180-day period following the completion of this offering, with certain exceptions. In addition to these demand registration rights, if we propose to register any shares of our common stock for public sale under the Securities Act, either for our own account or the account of any other person, Francisco Partners may require that we include some or all of its shares in that registration. Sales of substantial amounts of our common stock by Francisco Partners, or the perception that these sales may occur, through a registered offering or otherwise, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future.

Risks Relating to this Offering and Ownership of Our Common Stock

We are a “controlled company” within the meaning of the rules of the exchange on which we list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Francisco Partners will beneficially own approximately     % of our outstanding common stock, or     % of our common stock if the underwriters exercise their overallotment option in full, following completion of this offering. As a result, we will qualify for, and intend to rely on, certain exemptions from corporate governance standards available to “controlled companies.” Under the rules of the exchange on which we will list our shares, a company of which more than 50% of the voting power is held by a single person or a group of people is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•

the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

Unless we no longer rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to the offering there has been no public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters, the selling stockholders and us. This initial public offering price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of a trading market in our common stock or how liquid that market might become. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	the timing of customer orders that may cause quarterly or other periodic fluctuations in our results that may, in turn, affect the market price of our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow us, our failure to meet these estimates or failure of those analysts to maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow us;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell supply chain software in particular;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock during the period immediately following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources from our business.

If there are substantial sales of our common stock or issuances of our common stock by us, our stock price could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering,              shares of our common stock will be outstanding, based on our shares outstanding as of                     , 2010. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The resale of the remaining              shares, or     % of our outstanding shares after this offering, are currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions and certain extensions, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. In addition, the shares subject to outstanding options, of              which are exercisable as of                     , 2010, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of any applicable market stand-off or lock-up agreements. For more information see the section of this prospectus captioned “Shares Eligible for Future Sale.”

Holders of approximately              shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the value of our common stock to decline.

Provisions of our charter documents and Delaware corporate law might deter acquisition bids for us that you might consider favorable.

Certain provisions of our certificate of incorporation and bylaws that will be in effect upon completion of this offering may make it more difficult for a third party to acquire control of us or effect a change in our board of directors and management. These provisions include:

•	classification of our board of directors into three classes, with one class elected each year;

•	lack of cumulative voting in the election of directors;

•

the ability of our board of directors to authorize the issuance of undesignated preferred stock, the terms and rights of which may be established and shares of which may be issued without stockholder approval, including rights superior to the rights of the holders of common stock;

•	elimination of stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	provision that our certificate of incorporation may be amended only by a vote of two-thirds of the outstanding shares of our common stock rather than by a majority of the outstanding shares; and

•	the establishment of advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could discourage, delay or prevent a transaction involving a change of control, even if doing so would benefit our stockholders. These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an “interested” stockholder. In order for us to consummate a business combination with an “interested” stockholder, either (1) the business combination or the transaction that resulted in the stockholder becoming “interested” must be approved by our board of directors prior to the date the stockholder became “interested,” or (2) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the “interested” stockholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

If securities or industry analysts do not publish research or reports about our business, or if they publish unfavorable research about our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no securities or industry analysts commence coverage of us, the trading price for our stock may be negatively affected. If securities or industry analysts do begin coverage of us, and if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include:

•	volatility in our quarterly operating results;

•	dependence on our large installed customer base for a significant percentage of our revenue;

•	exposure to general economic downturns;

•	long sales cycles, particularly for our larger customers;

•	difficulties associated with implementing or upgrading our complex solutions;

•	challenges associated with managing our diverse and complex operations;

•	difficulties associated with penetrating new markets;

•	risks associated with our international operations;

•	foreign currency exchange rate risk;

•	a highly competitive marketplace;

•	the loss of one or more members of our executive management team or other key employees on whom we depend;

•	our substantial debt obligations;

•	risks associated with integrating acquisitions;

•	potential failure of third-party software incorporated into our solutions;

•	potential additional tax liabilities;

•	the failure of our third-party vendors to provide technology and services as expected;

•	unavailability of capital on favorable terms, or at all, necessary to pursue our business strategies;

•	our inability to protect our intellectual property; and

•	our inability to develop software applications that interoperate with third-party computing platforms.

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

In connection with this offering, all of the outstanding shares of our series A preferred stock will convert into shares of common stock immediately prior to the closing of this offering. We intend to use the net proceeds of this offering to pay unpaid dividends on shares of our series A preferred stock cumulated through the conversion date of the series A preferred stock and to repay a portion of our term loan indebtedness. Our first lien term borrowings bear interest at our option at a rate of ABR plus 200 basis points or LIBOR plus 300 basis points. Our second lien term borrowings bear interest at our option at a rate of ABR plus 550 basis points or LIBOR plus 650 basis points. Our first and second lien term facilities mature on July 20, 2012 and January 20, 2013, respectively. For more information regarding our outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The remaining proceeds, if any, will be used for general corporate purposes.

While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we also may use a portion of the net proceeds for the acquisition of, or investment in, businesses, technologies or products that complement our existing business. The timing and amounts actually spent for each and any of these purposes may vary significantly and will depend on a number of factors, including our revenue and operating costs, working capital and capital expenditures and other factors described under “Risk Factors.” Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

On January 31, 2007, our board of directors declared a cash dividend in an aggregate amount of approximately $24.4 million. Of that amount, an aggregate of approximately $13.0 million was paid to holders of our series A preferred stock and an aggregate of approximately $11.4 million was paid to holders of our common stock as a special cash dividend. Except for this dividend, which was paid in February 2007, we have never paid a dividend on our common stock.

We currently intend to retain future earnings, if any, to finance the expansion of our business and, except for the dividend we expect to pay in connection with the conversion of our series A preferred stock, do not expect to pay any cash dividends in the foreseeable future. In addition, restrictions contained in our credit agreement materially limit our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, the requirements of our current or then-existing credit arrangements and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our series A preferred stock into 12,974,833 shares of common stock; and

•	on a pro forma as adjusted basis to further reflect:

•

the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$52,626	$	$

Debt:
Current portion of long term debt	$7,773	$	$
Long-term debt, less current portion	208,643

Total debt	216,416
Series A preferred stock, $0.001 par value; 1,320,000 shares authorized, 1,297,483 shares issued and outstanding (aggregate liquidation preference of $152,409); none authorized, issued or outstanding, pro forma and pro forma as adjusted	142,948
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 15,500,000 authorized, 66,950 issued and outstanding actual; shares authorized, issued and outstanding pro forma; shares authorized, issued and outstanding pro forma as adjusted(2)	—
Additional paid-in capital	(13,577)
Accumulated earnings	4,706
Accumulated other comprehensive income (loss)	(8,345)

Total stockholder’s equity (deficit)	(17,216)

Total capitalization	$342,148	$	$

(1)	Assuming the number of shares sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million.

(2)	Outstanding common stock does not include (a) 2,114,707 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2009 with a weighted average exercise price of $14.63 per share; or (b) shares of our common stock reserved for future issuance under our 2005 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of             was $             million, or approximately $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding on September 30, 2009 after giving effect to the conversion of all outstanding shares of our series A preferred stock into a total of 12,974,833 shares of our common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of shares of our common stock in this offering at an assumed public offering price of $             (the midpoint of the estimated price range shown on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the conversion of all outstanding shares of our series A preferred stock into a total of 12,974,833 shares of our common stock, our pro forma net tangible book value as of September 30, 2009 would have been approximately $             million, or approximately $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value as of September 30, 2009	$
Increase per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their overallotment in full, pro forma net tangible book value per share after the offering will be $            , and dilution in pro forma net tangible book value per share to new stockholders will be $            . A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $             million, the pro forma net tangible book value per share after this offering by $             per share and the dilution in pro forma net tangible book value to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table presents, on a pro forma basis, as of September 30, 2009, the differences between the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $             per share, as specified above.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except share and per share data)
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new stockholders by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares outstanding in the table above is based on the number of shares outstanding as of September 30, 2009 after giving effect to the conversion of all outstanding shares of our preferred stock into a total of 12,974,833 shares of common stock. The discussion and tables above do not include the following shares:

•	shares of common stock that may be issued by us pursuant to the underwriters overallotment option;

•	2,114,707 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2009 with a weighted average exercise price of $14.63 per share; and

•	shares of our common stock reserved for future issuance under our 2005 Stock Incentive Plan.

To the extent any such shares of common stock are issued, new investors may experience further dilution. If the underwriters exercise their overallotment option in full, the following will occur: (1) the number of ordinary shares held by existing stockholders will represent approximately     % of the total number of ordinary shares outstanding after this offering; and (2) the number of ordinary shares held by new investors will be increased to , or approximately     % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for each of the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2004 and for the periods from January 1, 2005 through May 22, 2005 and from May 23, 2005 through December 31, 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited financial statements not appearing in this prospectus. The interim statements of operations data for the nine months ended September 30, 2008 and 2009 and consolidated interim balance sheet data as of September 30, 2009 are derived from, and qualified by reference to, our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited selected consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of these statements in all material respects. You should read all of this information in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period and the results for any interim period are not necessarily indicative of the results to be expected for a full year.

We were acquired on May 23, 2005 by Francisco Partners in a business combination accounted for under the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the transaction, our assets and liabilities were adjusted to their estimated fair values. In addition, our consolidated statements of operations data for the successor basis include interest expense resulting from indebtedness incurred to finance the transaction and amortization of intangible assets related to the transaction. Therefore, our successor basis financial data generally is not comparable to our predecessor basis financial data.

	Predecessor		Successor
	Year Ended December 31, 2004	Period From January 1, 2005 Through May 22, 2005	Period From May 23, 2005 Through December 31, 2005	Years Ended December 31,			Nine Months Ended September 30,
				2006	2007	2008	2008	2009
			(in thousands, except share and per share data)
							(unaudited)
Consolidated statements of operations data:
Revenue:
Software license	$23,130	$4,159	$11,304	$23,367	$36,900	$48,441	$35,274	$27,291
Post-contract support and hosting	23,972	11,391	18,617	43,479	68,548	78,418	58,408	61,787
Professional services	51,941	22,927	30,524	83,390	116,251	130,030	101,597	85,975
Hardware and other	23,292	10,366	16,220	35,598	31,531	35,971	25,966	18,842

Total revenue	122,335	48,843	76,665	185,834	253,230	292,860	221,245	193,895
Cost of revenue	60,539	25,499	41,738	98,966	134,735	151,637	114,686	98,755

Gross profit	61,796	23,344	34,927	86,868	118,495	141,223	106,559	95,140
Operating expenses:
Research and development	12,451	5,213	6,821	19,176	22,567	27,446	20,277	19,493
Sales and marketing	20,502	9,071	13,111	27,474	40,131	42,144	30,486	25,560
General and administrative	10,469	2,882	6,062	30,351	27,738	26,134	17,661	16,219
Merger-related	—	24,163	—	—	—	—	—	—
Depreciation and amortization	2,535	1,034	2,129	6,022	8,282	7,777	5,905	5,953

Total operating expenses	45,957	42,363	28,123	83,023	98,718	103,501	74,329	67,225

Income from operations	15,839	(19,019)	6,804	3,845	19,777	37,722	32,230	27,915
Interest expense, net	1,375	669	8,674	18,095	23,369	18,365	13,854	10,752
Other income (expense), net	14	(31)	(49)	(58)	507	226	239	166

Income (loss) before income taxes	14,478	(19,719)	(1,919)	(14,308)	(3,085)	19,583	18,615	17,329
Income tax provision (benefit)	5,660	(6,415)	(844)	(3,796)	845	8,843	8,437	4,882

Net income (loss)	$8,818	$(13,304)	$(1,075)	$(10,512)	$(3,930)	$10,740	$10,178	$12,447

Earnings (loss) attributable to common stockholders per common share (1):
Basic				$(298.93)	$(170.14)	$32.59	$57.06	$85.41

Diluted				$(298.93)	$(170.14)	$0.81	$0.77	$0.94

Weighted average common shares outstanding (1):
Basic				61,557	66,432	66,950	66,950	66,950

Diluted				61,557	66,432	13,225,359	13,227,431	13,225,210

Cash dividend per common share				—	$174.14	—	—	—

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2008	2009
	(in thousands)
Consolidated balance sheet data:						(unaudited)
Cash and cash equivalents	$5,416	$9,144	$12,667	$13,326	$46,589	$44,035	$52,626
Total assets	120,038	311,469	423,088	442,891	450,562	461,361	441,489
Total indebtedness	23,000	121,567	197,250	237,550	235,850	236,275	216,416
Total long-term liabilities	29,590	157,528	229,049	279,374	265,250	265,919	251,941
Series A preferred stock	—	116,415	143,943	142,948	142,948	142,948	142,948
Stockholders’ equity (deficit)	38,237	792	(9,642)	(37,234)	(37,265)	(18,610)	(17,216)

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Other financial data (unaudited):
Adjusted EBITDA (2)	$27,256	$41,765	$60,339	$49,174	$45,115
Free cash flow (3)	9,282	12,754	36,828	32,606	25,164

(1)	In connection with Francisco Partners’ May 2005 acquisition of us, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net loss per common share is not comparable or meaningful for periods prior to 2006 and has not been presented.

(2)	Adjusted EBITDA is defined as net income (loss) adjusted for interest (income) expense, net; income tax provision (benefit); depreciation and amortization; stock-based compensation; other (income) expense, net; loss on early extinguishment of debt and restructuring.

Management believes that the use of adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude certain non-cash charges, such as depreciation, amortization and stock-based compensation, and non-core operational charges, such as other (income) expense, net, loss on early extinguishment of debt and restructuring, from adjusted EBITDA because (a) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (b) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be. We use adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, and in communications with our board of directors concerning our financial performance. We do not place undue reliance on adjusted EBITDA as our only measure of operating performance.

Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures, and that they do not reflect changes in, or cash requirements for, our working capital. Management compensates for the inherent limitations associated with using the adjusted EBITDA measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). A reconciliation of net income (loss) to adjusted EBITDA is presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net income (loss)	$(10,512)	$(3,930)	$10,740	$10,178	$12,447
Interest expense, net	18,095	23,369	18,365	13,854	10,752
Income tax provision (benefit)	(3,796)	845	8,843	8,437	4,882
Depreciation and amortization	14,176	18,754	18,364	13,839	13,427
Stock-based compensation	1,775	3,234	4,253	3,105	2,693
Other (income) expense, net	58	(507)	(226)	(239)	(166)
Loss on early extinguishment of debt	7,460	—	—	—	—
Restructuring	—	—	—	—	1,080

Adjusted EBITDA	$27,256	$41,765	$60,339	$49,174	$45,115

(3)	Free cash flow is defined as net cash provided by operating activities less capital expenditures.

Free cash flow is a key measure used in our internal operating reports and allows us to manage the cash available to make principal payments on our debt obligations and fund potential strategic initiatives. Management believes that free cash flow is useful to investors as a supplemental measure to evaluate our liquidity and ability to make principal payments on our debt obligations.

Free cash flow should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. Management compensates for the inherent limitations associated with using the free cash flow measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by operating activities. A reconciliation of net cash provided by operating activities to free cash flow is presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net cash provided by operating activities	$11,276	$16,007	$41,319	$35,822	$27,289
Capital expenditures	(1,994)	(3,253)	(4,491)	(3,216)	(2,125)

Free cash flow	$9,282	$12,754	$36,828	$32,606	$25,164

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with GAAP. Statements in this prospectus which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Forward-looking statements are subject to significant risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these factors.

Overview

Our Business

We provide a unique platform of productivity solutions that enable manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation. We deliver these solutions that support business strategies for increasing revenue, reducing costs and creating competitive advantage through a combination of our software and related services. Our customers include eight of the top 15 food and drug retailers, four of the top five food consumer products companies, three of the top four household and personal products companies, four of the top ten general merchandisers and specialty retailers, three of the top five petroleum companies and five of the top ten pharmaceutical companies, based on the 2009 list of Fortune Global 500 companies.

We commenced operations in 1975 under the name of McHugh Freeman & Associates as a provider of supply chain management software and general consulting services. In 1989, we became an indirect, wholly-owned subsidiary of Pinnacle Automation, a provider of warehouse management and material handling solutions. During the 1990s, through several acquisitions, we expanded our product line to include transportation management, multi-platform warehouse management, and labor management. In 1998, we were spun off from Pinnacle Automation and became an independent operating company. As part of the spin off, we received a $50.0 million equity investment from two institutional investors.

In 2002, we rebranded as RedPrairie and embarked on a strategy to expand our product and geographic reach. In 2004, we acquired Logistics Technology Group Limited, a provider of supply chain execution and warehouse management solutions in the United Kingdom and Europe, which became the foundation for our EMEA/APAC operations. In May 2005, we were acquired by Francisco Partners in a $236.2 million merger transaction, which was financed by a $120.0 million senior secured credit facility and the issuance of series A preferred stock and common stock. Subsequent to this transaction, we acquired several smaller companies, including RangeGate Mobile Solutions Limited, Alta A/S and MARC Global Holdings, Inc., and in July 2006, we acquired BlueCube Software, Inc., which became the foundation for our in-store operations offering and supported our vision of an extended productivity platform. The BlueCube Software, Inc. acquisition was financed by a new senior secured credit facility which resulted in the incurrence of an additional $69.4 million of debt and the issuance of series A preferred stock and common stock. In early 2007, we further enhanced our product offerings with the acquisitions of StorePerform Technologies, Inc., a provider of store execution management software, and GEOCOMtms Inc., a provider of fleet management software.

Geographic Segments

We manage our business in two geographic segments: Americas, which includes the United States, Canada and Latin America, and EMEA/APAC, which includes Europe, the Middle East, Africa, Asia and

Australia. Segment revenue is based on the location of the end-user customer or reseller partner. During the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, we derived 25.0%, 28.1%, 29.8%, 29.5% and 27.3% of our revenue, respectively, from sales to customers within our EMEA/APAC segment. The following table summarizes our revenue, gross profit and income from operations by segment:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Americas:
Revenue	$139,382	$181,992	$205,693	$156,075	$140,956
Gross profit (1)	61,201	76,388	93,436	71,110	74,014
Income from operations (1)	39,780	46,286	62,785	49,357	56,405

EMEA/APAC:
Revenue	$46,452	$71,238	$87,167	$65,170	$52,939
Gross profit (1)	25,667	42,107	47,787	35,449	21,126
Income from operations (1)	12,338	23,424	25,460	18,345	5,599

Corporate unallocated costs (1)	$48,273	$49,933	$50,523	$35,472	$34,089

Total:
Revenue	$185,834	$253,230	$292,860	$221,245	$193,895
Gross profit	86,868	118,495	141,223	106,559	95,140
Income from operations	3,845	19,777	37,722	32,230	27,915

(1)	Segment costs consist of certain direct costs to support our business, but do not include certain unallocated costs including research and development and certain marketing and general and administrative costs. For more information, see note 14 of our audited consolidated financial statements included elsewhere in this prospectus.

Significant Trends and Developments in our Business

Challenging Macroeconomic Environment

Our results of operations depend on the demand for our software products and related services which can be affected by general economic conditions. Beginning in the fourth quarter of 2008, we began to experience the impact of the weakening global economy and a decline in purchases of our software solutions and related services by both new and existing customers. We believe that this decline was the result of reductions in IT spending by enterprises, longer sales cycles, more in-depth product trials, smaller initial pilot programs, delays or reductions in customer purchases and pricing pressure from customers and competitors. Although our revenue declined for the nine months ended September 30, 2009 compared to the prior year period, our adjusted EBITDA declined to a lesser extent on a percentage basis due to our focus on managing costs and maintaining profitability in light of the challenging economic environment. To this end, we implemented a reduction in our workforce and other cost containment measures during the first quarter of 2009.

Increased Proportion of License Sales to Existing Customers

We have generated a higher percentage of new license sales from existing customers in the nine months ended September 30, 2009 compared to the prior year period. We believe that this trend has been primarily the result of recent economic conditions that have caused some prospective customers to delay their purchases of our software solutions. We have been able to sell additional licenses to products previously licensed by the customer, as well as new licenses to other products within our product portfolio. The nature of our business, particularly recurring purchases of additional software, professional services and post-contract support and hosting services by existing customers helped to mitigate the decline in sales of our products and services to new customers.

While sales of additional solutions to existing customers tend to be smaller on average than sales to new customers, the sales cycle is typically shorter and the selling costs are typically lower than for sales to new customers.

Impact of Foreign Exchange Fluctuations

Material portions of our revenue and expenses are generated by our operations in foreign countries, and we expect that our foreign operations will account for a material portion of our revenue and expenses in the future. For the year ended December 31, 2008, we generated approximately 29.5% of our total revenue and incurred approximately 24.9% of our total costs in foreign currencies. For the nine months ended September 30, 2009, we generated approximately 26.9% of our total revenue and incurred approximately 24.3% of our total costs in foreign currencies. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign exchange rates. If EMEA/APAC revenue increases as a percentage of our total revenue in the future, changes in foreign currency rates may have a greater impact on our revenue and operating results. For the year ended December 31, 2008 and the nine months ended September 30, 2009, the Euro and British pound were the two predominant non-U.S. currencies that affected our financial results. As the U.S. dollar strengthens against foreign currencies, our revenue and operating income may be negatively impacted. As the U.S. dollar weakens against foreign currencies, our revenue and operating income may be positively impacted. During the nine months ended September 30, 2009, on an average exchange basis, the U.S. dollar strengthened against the Euro and British pound compared to the nine months ended September 30, 2008. Overall, the U.S. dollar strengthening against the Euro had the most significant impact to our financial statements and has negatively affected the revenue in certain foreign countries when converted to U.S. dollars in our statements of income for the nine months ended September 30, 2009 as compared to the prior year period.

Key Operating and Financial Performance Measures

We monitor the key financial metrics set forth below as well as cash, cash equivalents and short-term investments, which are discussed in “—Liquidity and Capital Resources,” to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Total revenue	$185,834	$253,230	$292,860	$221,245	$193,895
Gross margin	46.7%	46.8%	48.2%	48.2%	49.1%
Adjusted EBITDA (1)	$27,256	$41,765	$60,339	$49,174	$45,115
Free cash flow (2)	$9,282	$12,754	$36,828	$32,606	$25,164

(1)	For a further discussion of adjusted EBITDA (unaudited) see note 4 in the “Prospectus Summary—Summary Consolidated Financial Data” elsewhere in this prospectus.
(2)	For a further discussion of free cash flow (unaudited) see note 5 in the “Prospectus Summary—Summary Consolidated Financial Data” elsewhere in this prospectus.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products, the mix of products sold and the mix of revenue between software license, post-contract support and hosting, professional services, and hardware and other. We believe our overall gross margin for the near term will remain near the levels we have seen during the year ended December 31, 2008 and nine months ended September 30, 2009. While an increase in software license revenue would positively affect our margins, given the current global economic environment, we do not anticipate in the near term any significant increase in our software license revenue as a percentage of total revenue.

In addition, each of professional services revenue and hardware and other revenue have a negative impact on our gross margin and a dilutive effect to our overall margins, due to relatively lower margins on these sources of revenue.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) adjusted for interest (income) expense, net, income tax provision (benefit), depreciation and amortization, stock-based compensation, other (income) expense, net, loss on early extinguishment of debt and restructuring. Management believes that the use of adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude certain non-cash charges, such as depreciation, amortization and stock-based compensation, and non-core operational charges, such as other (income) expense, net, loss on early extinguishment of debt and restructuring, from adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be. Prior to 2009, our adjusted EBITDA grew from approximately $27.3 million in 2006 to approximately $60.3 million in 2008, as a result of the combination of organic growth and growth from acquisitions. Adjusted EBITDA declined by approximately $4.1 million for the nine months ended September 30, 3009 relative to the prior year period which we believe was due to reduced demand for our products and services as a result of the weakness in the overall global economic environment.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less capital expenditures. Free cash flow is a key measure used in our internal operating reports and allows us to manage the cash available to fund our debt obligations and potential strategic initiatives. Management believes that free cash flow is useful to investors as a supplemental measure to evaluate our liquidity and ability to meet debt obligations. From 2006 through 2008 we generated significant free cash flow with free cash flow increasing from approximately $9.3 million in 2006 to approximately $36.8 million in 2008, as a result of the combination of organic growth and growth from acquisitions. Free cash flow declined by approximately $7.4 million for the nine months ended September 30, 2009 relative to the prior year period which we also believe was due to reduced demand for our products and services as a result of the weakness in the overall global economic environment. We manage our free cash flow through our focus on profitability and working capital.

Key Components of our Results of Operations

Revenue

We derive revenue primarily from sales of (1) software licenses, (2) post-contract support and hosting, (3) professional services and (4) hardware and other.

Software Licenses

We generate software license revenue from sales of perpetual software licenses and term licenses. Our revenue from software licenses generally fluctuates, and we expect it to continue to fluctuate on a quarterly basis primarily due to uncertain and inconsistent timing of sales of our software licenses, revenue recognition requirements and seasonality, among other factors. As a result, transactions that were expected to be recognized in one period may be recognized in a subsequent period which may materially affect our financial performance on a quarterly basis. Furthermore, as our operating expenses are budgeted based on our expectations of future revenue and are relatively fixed in the short term, an unanticipated shortfall in our software license revenue in a particular period could have a disproportionately negative effect on our operating results in the same or subsequent periods. Software license revenue may also be influenced by an increase in the number of customers through acquisitions.

We allow customers the rights to use and pay for the software over a specified term, which is generally three to five years. Under these arrangements, the software license revenue is recognized ratably over the term of the arrangement, generally commencing when the product has been installed. We intend to continue to leverage our expertise in delivering our applications as an on-demand service and our established application-hosting infrastructure to extend our hosted and on-demand software offerings to more of the products we offer.

Post-Contract Support and Hosting

We derive post-contract support revenue from customer fees for technical support services and unspecified software upgrades, updates and enhancements, when and if available. Typically, customers contract for post-contract support services at the time of entering into a software license agreement. Post-contract support services typically have an initial one-year term, billed annually in advance, with renewal for additional periods thereafter. Over the last three years our annual worldwide post-contract support renewal rate has been over 90% as measured by revenue.

We offer hosting solutions for our applications, whereby we can service customers who seek the benefits of our applications without the need to manage and support the software and associated hardware themselves. To this end, we house the hardware and software in third-party facilities and in our own designated facilities, and provide access to the application and to data security and storage, backup and recovery services over the Internet. As a result of the associated third-party costs and additional hardware costs, hosting solutions generally have lower gross margins than post-contract support; however, we believe that providing hosting services is a valuable service to our customers, allowing them to focus on their core competencies and not on managing their technology solutions.

Post-contract support and hosting revenue is influenced by (1) execution of new software license agreements, (2) annual renewal of post-contract support agreements and related price increases, (3) annual renewal of hosting agreements and related price increases and (4) an increase in the number of customers through acquisitions.

Professional Services

Professional services revenue is primarily derived from fees for services including implementation, consulting, customization of our applications and training, and is generally recognized when services are performed. Although our professional services are optional, the majority of our customers use at least some portion of these services in conjunction with the purchase of software licenses, the implementation of generally released upgrades offered as part of post-contract support, or on a stand-alone basis. Our professional services revenue is primarily influenced by the execution of new software license agreements, upgrades of existing arrangements with customers, and may also be influenced by an increase in the number of customers through acquisitions.

Hardware and Other

Hardware and other revenue consists of revenue derived from (1) the sale of hardware such as computers, radio frequency terminal networks, radio frequency identification, or RFID, chip readers, bar code printers and scanners, other peripherals, and related third-party maintenance agreements, (2) the sale of third-party software that is not integrated with our software and related maintenance agreements, and (3) reimbursements for billable travel associated with the provision of professional services. We resell hardware and related third-party maintenance services to customers who license our software products. We purchase hardware pursuant to contractual orders from our customers and typically do not maintain hardware inventory for resale. Although we do not view hardware sales as a key component of our business, we resell this hardware in order to meet the needs of our customers seeking a single source supplier for their supply chain management and in-store operations requirements.

Cost of Revenue

Cost of Total Software License Revenue

Cost of total software license revenue consists primarily of amortization of acquired software, as well as royalties on third-party software that is integrated with our software.

Cost of Post-Contract Support and Hosting Revenue

Cost of post-contract support and hosting revenue consists primarily of personnel expenses related to the support and maintenance of our software products, as well as costs associated with depreciation of property and equipment, including hosting equipment, and rent expense for third-party data centers. Personnel expenses include salaries, benefits, bonuses and non-cash stock-based compensation.

Cost of Professional Services Revenue

Cost of professional services revenue consists primarily of personnel expenses related to the provision of professional services, as well as depreciation of property and equipment. We may from time to time redeploy research and development personnel to customer-specific billable projects in response to customer requirements.

Cost of Hardware and Other Revenue

Cost of hardware and other revenue consists primarily of direct hardware, software and maintenance costs from third-party hardware and software providers whose products we resell to our customers, costs associated with internal technology services personnel and out-of-pocket expenses billed to our customers on a gross basis.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative, and depreciation and amortization expenses. We expect personnel expenses, which are the most significant component of operating expenses, to continue to increase in absolute dollars in future periods as we hire new employees; however, the non-cash stock-based compensation component of personnel expenses may fluctuate based on the timing and magnitude of new equity awards.

Research and Development

Research and development expense includes personnel expenses, third-party contractor expenses, software development tools, an allocation of facilities expenses and other expenses related to development of new products and upgrading and enhancing existing products. Expenses incurred in developing new products and upgrading and enhancing existing products at the request of a customer are included in cost of revenue and are not included in research and development. We expect to continue to invest in research and development and we expect research and development expense to increase in absolute dollars in future periods.

Sales and Marketing

Sales and marketing expense includes personnel expenses, including sales commissions, of our sales and marketing organizations, travel and entertainment expenses, advertising and marketing materials, trade shows and other marketing events, net changes in the allowance for doubtful accounts and an allocation of facilities expenses. We expect sales and marketing expenses to increase in absolute dollars in future periods.

General and Administrative

General and administrative expense includes personnel expenses for general and administrative functions, including finance, accounting, legal, human resources, facilities, information technology and corporate development; third-party professional fees; insurance; allocation of facilities expenses; and other administrative expenses. We expect that the costs of being a public company, including the costs of compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies, increased directors and officers insurance, and professional and other services, will significantly increase our general and administrative expenses in absolute dollars in future periods. This increase will be partially offset by a decrease in third-party professional fees due to a termination of our advisory agreement with Francisco Partners.

Depreciation and Amortization

Depreciation and amortization expenses are primarily attributable to the depreciation of property and equipment and amortization of intangible assets, including customer lists and trademarks obtained in connection with acquisitions.

Other Expenses

Interest Expense, Net

Interest expense, net consists primarily of interest expense on our credit facilities and amortization of deferred financing fees associated with the credit facilities, partially offset by interest income earned on cash balances. For more information about our credit facilities, see “—Liquidity and Capital Resources—Our Indebtedness.”

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign exchange currency transaction gains and losses.

Income Tax Provision (Benefit)

We are subject to tax in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

Our effective tax rates differ from the statutory rate primarily due to valuation allowances on our deferred taxes, state taxes, foreign taxes, research and development tax credits and tax contingencies.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under other assumptions or conditions.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates include those related to:

•	revenue recognition;

•	allowance for doubtful accounts;

•	valuation of long-lived assets, including goodwill;

•	income taxes;

•	stock-based compensation;

•	business combinations;

•	reserves for contingencies; and

•	pension plans.

Revenue Recognition

We follow specific and detailed guidelines in measuring revenue; however certain judgments affect the application of our revenue policy. Our revenue is derived from software license, post-contract support and hosting, professional services and hardware and other revenue. We generally contract under multiple element arrangements, which typically include software license fees and post-contract support, but may also include professional services or hardware. The accounting related to license revenue recognition in the software industry is complex and affected by interpretations of the rules which are subject to change. We evaluate revenue recognition on a contract-by-contract basis as the terms of each arrangement vary. The evaluation of our contractual arrangements often requires judgments and estimates that affect the timing of revenue recognized in our statements of operations. Specifically, we may be required to make judgments about:

•	whether the fees associated with our products and services are fixed or determinable;

•	whether collection of our fees is reasonably assured;

•	whether professional services are essential to the functionality of the related software product;

•	whether we have the ability to make reasonably dependable estimates in the application of the percentage-of-completion method; and

•	whether we have verifiable objective evidence of fair value for our products and services.

Our judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If market conditions decline, or if the financial condition of our customers deteriorates, we may be unable to determine that collectibility is probable, and we could be required to defer the recognition of revenue until we receive customer payments.

For software that does not require modification or customization that is essential to the functionality of the delivered software, we recognize software license revenue when (1) persuasive evidence of an arrangement exists and a license agreement has been signed; (2) delivery is complete and there are no uncertainties surrounding product acceptance; (3) the amount of fees to be paid by the customer are fixed or determinable; (4) collection of fees from the customer is probable; and (5) vendor specific objective evidence, or VSOE, of fair value exists for all undelivered elements. We generally do not sell software or software licenses to our customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. If we are unable to determine VSOE for any undelivered element included in the arrangement, we will defer revenue recognition until all elements for which we cannot determine VSOE have been delivered.

If software requires modification or customization that is essential to the functionality of the delivered software, we recognize software license and professional services revenue using the percentage-of-completion method over the period the services are provided. Under the percentage-of-completion method, revenue is recognized throughout the period of service with progress to completion measured primarily on the number of hours expended on such services as a percentage of total hours to be expended to complete such services. Changes in estimates of total labor hours and the related effect on the timing of revenue and profits are recognized in the period in which they are determinable. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

For a small number of arrangements, we allow customers the rights to use and pay for the software over a specified term, which is generally three to five years. Under these arrangements, the software license revenue is recognized ratably over the term of the arrangement, generally commencing when the product has been installed. Straight-line attribution is used because there is no discernible pattern of use that suggests revenue is earned or obligations are fulfilled in a different pattern.

Our post-contract support and hosting revenue consists of fees generated from technical support services, general releases of unspecified software upgrades, updates and enhancement as well as fees related to the hosting of our software products. Post-contract support services and hosting services are primarily billed in advance and recognized as revenue ratably over the term of the agreement, typically 12 months.

Our professional services revenue consists of fees generated from services, including implementation, consulting, customization of our applications, and training. Fees from professional services performed by us are generally billed on an hourly basis, and revenue is recognized as the services are performed. Professional services are sometimes rendered under agreements in which billings are based upon a fixed-fee for portions of or all of the engagement. Revenue related to fixed-fee based contracts is recognized on a proportional performance basis based on the hours incurred on discrete projects within an overall services arrangement. Project losses are provided for in their entirety in the period in which they become known.

Hardware and other revenue consists of revenue derived from (1) the sale of hardware such as computers, radio frequency terminal networks RFID chip readers, bar code printers and scanners, other peripherals, and related third-party maintenance agreements, (2) the sale of third-party software that is not integrated with our software and related maintenance agreements, and (3) reimbursements for billable travel associated with the provision of professional services. Hardware revenue is recognized upon delivery to the customer when title passes. We generally purchase hardware from our vendors only after receiving an order from a customer. As a result, we do not typically maintain hardware inventory for resale. Additionally, we recognize amounts associated with reimbursements from customers for out-of-pocket expenses as revenue as incurred.

Allowance for Doubtful Accounts

We monitor collections and payments from our customers and maintain an allowance for estimated write-offs based upon historical experience and any specific customer collection issues that have been identified. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. While such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same loss rates that we have in the past.

Valuation of Long-Lived Assets, Including Goodwill

Business combinations typically result in goodwill and other intangible assets, such as acquired technology, customer lists and trademarks, which affect the amount of future period amortization expense and potential impairment charges we may incur. The determination of the value of such intangible assets and the annual impairment tests require management to make estimates of future revenue, customer retention rates and other assumptions that affect the consolidated financial statements.

Goodwill is tested annually as of December 31st for impairment, or more frequently if events or changes in business circumstances indicate the asset might be impaired. The impairment test for goodwill is a two-step process. The first step is to compare the carrying amount of the respective reporting unit’s net assets to the fair value of the reporting units. Fair value is estimated by utilizing a discounted cash flow analysis based on key assumptions and estimates. If the fair value exceeds the carrying value, no further evaluation is required and no impairment loss is recognized. If the carrying value of the reporting unit exceeds fair value, then the second step must be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded value exceeds the implied goodwill. There were no impairments recorded in 2006, 2007, 2008 or the nine months ended September 30, 2009.

Customer lists are amortized on a straight-line basis over estimated useful lives ranging from five years to 25 years. The values allocated to customer list intangibles are based on the projected economic life of each acquired customer base, using historical turnover rates and discussions with the management of the acquired companies. We estimate the economic lives of these assets using the historical life experiences of the acquired companies as well as our historical experience with similar customer accounts for products that we have developed internally. We review customer attrition rates for each significant acquired customer group on annual basis, or more frequently if events or circumstances change, to ensure the rate of attrition is not increasing and if revisions to the estimated economic lives are required.

Acquired technology is amortized on a product-by-product basis with the amortization recorded for each product being the greater of the amount computed using (1) the ratio that current gross revenue for a product bears to the total of current and anticipated future revenue for that product, or (2) the straight-line method over the remaining estimated economic life of the product including the period being reported on. The estimated economic lives of our acquired software technology range from five years to 10 years. Amortization of acquired technology is reported as a cost of total software license revenue.

Trademarks were acquired primarily in the acquisition of our company by Francisco Partners. These trademarks have been assigned a useful life of 25 years. Trademarks are tested for impairment at least annually or more frequently if impairment indicators arise.

Income Taxes

The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed each year. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Uncertainties arise as a consequence of the actual source of taxable income between domestic and foreign locations, the outcome of tax audits and the ultimate utilization of tax credits. Although we believe our estimates are reasonable, the final tax determination could differ from our recorded income tax provision and accruals. In such case, we would adjust the income tax provision in the period in which the facts that give rise to the revision become known. These adjustments could have a material impact on our income tax provision and our net income for that period.

As of September 30, 2009, there are no income tax positions for which the unrecognized tax benefits will significantly increase or decrease during the next twelve months. Tax years still open for examination by federal and major state agencies as of December 31, 2008 are 2005 through 2008. Federal and state agencies may disallow research tax carryforwards, net operating loss carryforwards and other carryforwards previously claimed.

As of December 31, 2008, we had federal operating loss carryforwards of approximately $14.8 million which are set to expire beginning in 2021. In addition, certain of our foreign subsidiaries have net operating loss carryforwards in U.S. dollars totalling approximately $33.0 million as of December 31, 2008 and which are set to expire beginning in 2010. Under Section 382 of the Internal Revenue Code of 1986, or the Code, in general, an aggregate increase of more than 50% in the percentage ownership in value of our stock by 5% or greater stockholders (including public groups) over a running three year period constitutes an “ownership change” for federal income tax purposes. Such an ownership change may limit our ability to use, for both regular and alternative minimum tax purposes, any net operating loss carryforwards attributable to the periods prior to the ownership change. We believe that such ownership changes have occurred and may occur in the future to further limit the use of our net operating loss carryforwards. We also believe that any future ownership changes should not have a material adverse effect on the use of our existing net operating loss carryforwards.

Stock-Based Compensation

Effective January 1, 2006, based on updated guidance issued by the FASB, our stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. We applied this guidance under the prospective transition method and therefore apply the valuation provisions to all awards granted, modified, repurchased or cancelled after the adoption date. We account for stock issued to non-employees on a fair value basis.

The fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of options to purchase freely-tradable, fully-transferable equity securities without vesting restrictions, which differ significantly from our option grants. These models also require subjective assumptions regarding future share price volatility and expected lives of each option grant.

The fair value of employee stock options granted since January 1, 2007 was estimated at the grant date using the Black-Scholes option pricing model by applying the following weighted average assumptions:

Risk-free interest rates	2-4%
Expected option life (in years)	5
Dividend yield	0%
Expected volatility	45-65%

At each stock option grant date, we utilized peer group data to calculate our expected volatility. Expected volatility was based on comparable companies’ four-year history. Expected term and forfeiture rates were based on existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free rate was based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions, including increased forfeiture rates, may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements. We did not grant any options during 2008 or during the nine months ended September 30, 2009. As of September 30, 2009, there was a total of $4.9 million of unrecognized stock-based compensation which will be recognized over a weighted average period of approximately two years.

We have granted stock options at exercise prices believed to be equivalent to the fair value of our common stock, as of the grant date. Given the absence of any active market for our common stock, the fair value of the common stock underlying stock options granted was determined by our board of directors, with input from our management, and based in part on third party valuations. Members of our board of directors and management team have extensive business, finance and private equity experience.

Background. We considered numerous objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These objective and subjective factors included, but were not limited to:

•	our financial position and historical operating and financial performance as well as progress to date against planned budgets;

•	our financial projections and future prospects;

•	the fact that option grants involved illiquid securities of a private company;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant;

•	the stock price performance of selected publicly held companies identified as being comparable to us;

•	the consideration received in connection with the issuance of shares to outside investors in arm’s-length transactions;

•	the related rights and preferences associated with our common and preferred stock; and

•	valuations performed contemporaneous with the stock option grant date, in each case within 90 days of the grant.

Our board of directors and management believe the valuation methodology employed for each date of determination provided a reasonable basis for estimating the fair value of our common stock.

The following table sets forth all stock option grants since January 1, 2007 through the date of this prospectus:

Grant Period	Number of Options Granted	Exercise Price		Common Stock Fair Value Per Share	Valuation Report Date
4/26/2007	377,118	$21.63	(1)	$21.63	2/28/2007
5/21/2007	53,975	21.63	(1)	21.63	2/28/2007
5/29/2007	15,000	21.63	(1)	21.63	2/28/2007
12/19/2007	721,179	17.05		17.05	10/31/2007
10/14/2009	348,000	16.64		16.64	9/24/2009

(1)	The options granted on April 26, 2007, May 21, 2007 and May 29, 2007 were repriced from an exercise price of $21.63 to $17.05 on December 19, 2007 contemporaneously with grants of additional options on such date to better reflect our board of directors’ determination for the fair value of our common stock.

In order to determine the fair value of our common stock associated each grant we utilized the most recent valuation performed contemporaneously with the grant date. We determined the fair value of our common stock by using a combination of three different approaches to value our company and applied a weighting to each approach. The approaches utilized in our valuations of our common stock include the income approach and the market multiple approach, as well as the Monte Carlo simulation approach utilized only in the October 31, 2007 valuation.

Under the income, or discounted cash flow, approach, our estimated annual revenue and cash flow projections based on our internal financial forecasts were discounted to their present values to estimate the value of our company. Our financial forecasts include a growth rate and an exit multiple based upon our internal projections. We used a discount rate of approximately 15%, 16% and 16% in our valuations as of February 28, 2007, October 31, 2007 and September 24, 2009, respectively, which corresponds to our estimated weighted average cost of capital. Our weighted average cost of capital was computed by selecting market rates on the valuation date for debt and equity that were reflective of the risks associated with an investment in our industry as estimated by using the companies in our peer group.

Under the market multiple approach, we compared ourselves to the companies in our peer group. The market multiples of those companies were calculated as of the applicable valuation date and were then applied to our historical and forecasted financial results at the applicable valuation date to estimate the value of our company. Since our common stock has not been publicly traded, we established a peer group of comparable publicly-traded companies and utilized their reported EBITDA and revenue multiples as of the valuation date.

Under the Monte Carlo simulation approach used in the October 31, 2007 valuation, we simulated the outcome for each class of our stock based on our future enterprise value, a volatility factor and a range of future possible outcomes. This model allowed for the specification of inputs to the model as ranges or random variables within defined distributions as opposed to as a single, static number.

After estimating our average value based on the approaches described above, we also utilized a probability weighted expected return method. Under the probability-weighted expected return method, the value of the common stock was estimated based upon the analysis of values for us assuming various outcomes, through an initial public offering, sale of our company or remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock and any applicable dividends were paid.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to future expected cash flows from customer contracts and acquired technologies; the acquired company’s trademarks, as well as assumptions about the period of time the acquired trademarks will continue to be used in the company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

In connection with purchase price allocations, we estimate the fair value of the post-contract support obligations assumed in connection with acquisitions. The estimated fair value of the post-contract support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support obligations are based on the historical direct costs related to providing the support services and to correct any errors in the software products acquired.

Reserves for Contingencies

We regularly assess the estimated impact and probability of various uncertain events, or contingencies. Contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of any such accrual may change in the future due to changes in approach or new developments in each case. As of September 30, 2009, December 31, 2008 and 2007, we had no accruals recorded for legal fees and contingencies.

Pension Plans

We account for our defined benefit pension plan using actuarial valuations that are based on assumptions, including discount rates, long-term rates of return on plan assets, and rates of change in participant compensation levels. To determine the discount rate, we apply the expected cash flows from our pension plan to specific yield curves at the plan’s measurement date to match our expected plan obligations and related expected cash flow. A lower discount rate increases the present value of benefit obligations and increases pension expense. We believe the assumptions utilized in recording our pension plans are reasonable, and represent our best estimates, based on information as to historical experience and performance as well as other factors that might cause future expectations to differ from past trends. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In such cases, the differences between actual results and actuarial assumptions are amortized over future periods. We also evaluate the funded status of our defined benefit pension plan using these assumptions, consider applicable regulatory requirements, tax deductibility, reporting considerations and other relevant factors, and thereby determine the appropriate funding level for each period.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Consolidated statements of operations data:
Revenue:
Software license	$23,367	$36,900	$48,441	$35,274	$27,291
Post-contract support and hosting	43,479	68,548	78,418	58,408	61,787
Professional services	83,390	116,251	130,030	101,597	85,975
Hardware and other	35,598	31,531	35,971	25,966	18,842

Total revenue	185,834	253,230	292,860	221,245	193,895

Cost of revenue:
Software license	142	578	354	264	307
Amortization of acquired technology	6,851	8,381	8,252	6,180	6,034

Total software license	6,993	8,959	8,606	6,444	6,341
Post-contract support and hosting	13,424	27,148	33,940	25,712	25,391
Professional services	49,624	72,022	78,667	60,335	51,203
Hardware and other	28,925	26,606	30,424	22,195	15,820

Total cost of revenue	98,966	134,735	151,637	114,686	98,755

Gross profit	86,868	118,495	141,223	106,559	95,140

Operating expenses:
Research and development	19,176	22,567	27,446	20,277	19,493
Sales and marketing	27,474	40,131	42,144	30,486	25,560
General and administrative	30,351	27,738	26,134	17,661	16,219
Depreciation and amortization	6,022	8,282	7,777	5,905	5,953

Total operating expenses	83,023	98,718	103,501	74,329	67,225

Income from operations	3,845	19,777	37,722	32,230	27,915
Interest expense, net	18,095	23,369	18,365	13,854	10,752
Other income (expense), net	(58)	507	226	239	166

Income (loss) before taxes	(14,308)	(3,085)	19,583	18,615	17,329
Income tax provision (benefit)	(3,796)	845	8,843	8,437	4,882

Net income (loss)	$(10,512)	$(3,930)	$10,740	$10,178	$12,447

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(% of revenue)
Consolidated statements of operations data:
Revenue:
Software license	12.6%	14.6%	16.5%	15.9%	14.1%
Post-contract support and hosting	23.4	27.1	26.8	26.4	31.9
Professional services	44.9	45.9	44.4	45.9	44.3
Hardware and other	19.1	12.4	12.3	11.8	9.7

Total revenue	100.0	100.0	100.0	100.0	100.0

Total cost of revenue	53.3	53.2	51.8	51.8	50.9

Gross profit	46.7	46.8	48.2	48.2	49.1

Operating expenses:
Research and development	10.3	8.9	9.4	9.2	10.1
Sales and marketing	14.8	15.8	14.4	13.8	13.2
General and administrative	16.3	11.0	8.9	8.0	8.4
Depreciation and amortization	3.2	3.3	2.6	2.6	3.0

Total operating expenses	44.6	39.0	35.3	33.6	34.7

Income from operations	2.1	7.8	12.9	14.6	14.4

Interest expense, net	9.7	9.2	6.3	6.3	5.5
Other income (expense), net	—	0.2	0.1	0.1	0.1

Income (loss) before taxes	(7.6)	(1.2)	6.7	8.4	9.0
Income tax provision (benefit)	(2.0)	0.3	3.0	3.8	2.5

Net income (loss)	(5.6)%	(1.5)%	3.7%	4.6%	6.5%

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Revenue

The following table sets forth for the periods indicated a period over period comparison of the components of our revenue:

	Nine Months Ended September 30,
	2008	2009	$ Change	% Change
	(dollars in thousands)
	(unaudited)
Software license	$35,274	$27,291	$(7,983)	(22.6)%
Post-contract support and hosting	58,408	61,787	3,379	5.8
Professional services	101,597	85,975	(15,622)	(15.4)
Hardware and other revenue	25,966	18,842	(7,124)	(27.4)

Total revenue	$221,245	$193,895	$(27,350)	(12.4)

Total revenue decreased by $27.4 million, or 12.4%, to $193.9 million for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008. Of this decrease, approximately $17.4 million was the result of decreased sales of software licenses, professional services and hardware and other to both new and existing customers, partially offset by an increase in revenue from post-contract support and hosting. We attribute the decrease in total revenue primarily to the weakening global economic environment beginning in the fourth quarter of 2008. Approximately $10.0 million of the decrease was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Software License Revenue. Software license revenue represented 14.1% and 15.9% of total revenue for the nine months ended September 30, 2009, and 2008, respectively. Software license revenue decreased by $8.0 million to $27.3 million primarily due to lower average transaction sizes and delays in customer purchasing decisions, attributable to the prevailing macroeconomic environment and strengthening of the U.S. dollar.

Software license revenue for Americas and EMEA/APAC decreased by approximately $2.4 million and $5.6 million, respectively, for the nine months ended September 30, 2009 compared to the same period in the prior year. Of the decrease in EMEA/APAC, approximately $1.1 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Post-Contract Support and Hosting Revenue. Post-contract support and hosting revenue represented 31.9% and 26.4% of total revenue for the nine months ended September 30, 2009, and 2008, respectively. Of the $3.4 million increase in post-contract support, approximately $2.7 million was attributable to post-contract support and approximately $0.7 million was attributable to hosting. Post-contract support and hosting revenue increased primarily as a result of our software license sales in the prior year.

Post-contract support and hosting revenue for Americas and EMEA/APAC increased by approximately $4.2 million and decreased by approximately $0.8 million, respectively, for the nine months ended September 30, 2009, compared to the prior year period. The increase in EMEA/APAC was offset in part by approximately $3.0 million as a result of the strengthening of the U.S. dollar compared to foreign currencies.

Professional Services Revenue. Professional services revenue represented 44.3% and 45.9% of total revenue for the nine months ended September 30, 2009, and 2008, respectively. Professional services revenue decreased by $15.6 million to $86.0 million primarily due to a decrease in sales of professional services to existing customers and a decrease in sales of software licenses to new and existing customers in 2009.

Professional services revenue for Americas and EMEA/APAC decreased by approximately $12.4 million and by approximately $3.2 million, respectively, for the nine months ended September 30, 2009, compared to the prior year period. Of the decrease in EMEA/APAC, approximately $5.5 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Hardware and Other Revenue. Hardware and other revenue represented 9.7% and 11.8% of total revenue for the nine months ended September 30, 2009, and 2008, respectively. Hardware and other revenue decreased by $7.1 million to $18.8 million primarily due to a decrease of reimbursements of billable travel of approximately $3.1 million, which was consistent with the reduction in professional services revenue, and a decrease of approximately $4.0 million in hardware bought and resold from third-party vendors, which was consistent with the decrease in sales of software licenses to new and existing customers.

Hardware and other revenue for Americas and EMEA/APAC decreased by approximately $4.5 million and $2.6 million, respectively, compared to the prior year period. Of the decrease in EMEA/APAC, approximately $0.4 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Cost of Revenue

The following table sets forth for the periods indicated a period over period comparison of the components of our cost of revenue and also sets forth these costs as a percentage of corresponding revenue:

	Nine Months Ended September 30,
	2008	2009	$ Change	% Change
	(dollars in thousands)
	(unaudited)
Cost of revenue:
Software license	$264	$307	$43	16.3%
Amortization of acquired software	6,180	6,034	(146)	(2.4)

Total software license	6,444	6,341	(103)	(1.6)
Post-contract support and hosting	25,712	25,391	(321)	(1.2)
Professional services	60,335	51,203	(9,132)	(15.1)
Hardware and other	22,195	15,820	(6,375)	(28.7)

Total cost of revenue	$114,686	$98,755	$(15,931)	(13.9)

Percent of corresponding revenue:
Total software license	18.3%	23.2%
Post-contract support and hosting	44.0	41.1
Professional services	59.4	59.6
Hardware and other	85.5	84.0
Total cost of revenue	51.8	50.9

Cost of Total Software License. The $0.1 million decrease in cost of total software license revenue for the nine months ended September 30, 2009 compared to the prior year period was due primarily to the impact of foreign exchange rates on amortization of acquired software.

Cost of Post-Contract Support and Hosting. The $0.3 million decrease in cost of post-contract support and hosting revenue for the nine months ended September 30, 2009 compared to the prior year period was due primarily to a decrease of approximately $2.1 million related to personnel expenses, a decrease of approximately $0.7 million in rent, depreciation and other expenses and a decrease of approximately $0.1 million in hosting rent and power costs consistent with our consolidation of third-party data centers which occurred during 2008. This decrease was offset by an increase of approximately $2.6 million in costs associated with a redeployment of research and development personnel to post-contract support projects. Of the decrease, approximately $1.2 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Cost of Professional Services. The $9.1 million decrease in cost of professional services revenue for the nine months ended September 30, 2009 compared to the prior year period was due primarily to the reduction in professional services revenue which resulted in a decrease of approximately $4.4 million in personnel costs, a decrease of approximately $2.7 million in third-party contractor expense and a decrease of approximately $2.3 million in costs associated with research and development personnel that had been redeployed to customer-specific billable projects compared to the prior year period, offset by an increase of approximately $0.3 million in other expenses. Of the decrease, approximately $3.6 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Cost of Hardware and Other. The $6.4 million decrease in cost of hardware and other revenue for the nine months ended September 30, 2009 compared to the prior year period was due primarily to a decrease of approximately $3.2 million in costs related to hardware purchases for resale and a decrease of approximately $3.2 million in the amount of billable travel to customers as a result of the reduction in professional services revenue. Of the decrease, approximately $0.4 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Operating Expenses

The following table sets forth for the periods indicated a period over period comparison of the components of our operating expenses:

	Nine Months Ended September 30,
	2008	2009	$ Change	% Change
	(dollars in thousands)
	(unaudited)
Research and development	$20,277	$19,493	$(784)	(3.9)%
Sales and marketing	30,486	25,560	(4,926)	(16.2)
General and administrative	17,661	16,219	(1,442)	(8.2)
Amortization and depreciation	5,905	5,953	48	0.8

Total operating expenses	$74,329	$67,225	$(7,104)	(9.6)

Research and Development. The $0.8 million decrease in research and development expense for the nine months ended September 30, 2009 compared to the prior year period was due to the redeployment of research and development personnel to customer-specific billable projects which resulted in approximately $1.4 million of costs associated with research and development being included in cost of professional services revenue or cost of post-contract support and hosting revenue and approximately $0.4 million of travel and other expenses, offset by an increase of approximately $1.0 million in personnel expenses. Of the total decrease, approximately $0.4 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Sales and Marketing. The $4.9 million decrease in sales and marketing expense for the nine months ended September 30, 2009 compared to the prior year period was due primarily to the decrease in software license revenue which resulted in a decrease of approximately $3.8 million in sales commission expense, a decrease of approximately $0.9 million in personnel expenses, a decrease of approximately $0.8 million in travel and a decrease of approximately $0.4 million in marketing programs, offset by an increase of approximately $1.0 million in our allowance for doubtful accounts. Of the total decrease, approximately $1.5 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

General and Administrative. The $1.4 million decrease in general and administrative expense for the nine months ended September 30, 2009 compared to the prior year period was due primarily to a decrease of approximately $1.0 million in personnel expenses and a decrease of approximately $0.8 million in professional fees, including accounting and legal, offset by an increase of approximately $0.4 million in franchise tax payments. Of the total decrease, approximately $2.4 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Depreciation and Amortization. The increase in depreciation and amortization expense for the nine months ended September 30, 2009 compared to the prior year period was primarily due to timing of capital expenditures in 2009 relative to 2008. Of the total decrease, approximately $0.1 million was the result of the strengthening of the U.S. dollar compared to foreign currencies.

Other

The following table sets forth for the periods indicated, a period over period comparison of the components of our interest expense, net, other income, net and income tax provision:

	Nine Months Ended September 30,
	2008	2009	$ Change	% Change
	(dollars in thousands)
	(unaudited)
Interest expense, net	$13,854	$10,752	$(3,102)	(22.4)%
Other income, net	239	166	(73)	(30.5)
Income tax provision (benefit)	8,437	4,882	(3,555)	(42.1)

Interest Expense, Net. The $3.1 million decrease in interest expense, net, for the nine months ended September 30, 2009 compared to the prior year period was due to lower principal balances and lower interest rates on our outstanding variable interest debt. Average debt outstanding under our credit facilities decreased to $226.1 million for the nine months ended September 30, 2009, compared to $236.9 million for the prior year period, as a result of principal debt payments made on our first lien term loan borrowings, including a payment derived from excess cash flow in second quarter of 2009.

Other Income (Expense), Net. The $0.1 million decrease in other income (expense), net, for the nine month period ended September 30, 2009 compared to the prior year period was primarily due to the strengthening of the U.S. dollar compared to foreign currencies.

Income Tax Provision (Benefit). Our interim tax provision is determined by applying the estimated annual effective tax rate to year to date income and adding the tax effect of discrete items. The change in the effective income tax rate from 45.3% for the nine months ended September 30, 2008 to 28.2% for the nine months ended September 30, 2009 was primarily attributable to the recognition of tax benefits related to the release of valuation allowances and changes in estimates of tax attributes.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenue

The following table sets forth for the periods indicated a year over year comparison of the components of our revenue:

	Year Ended December 31,
	2007	2008	$ Change	% Change
	(dollars in thousands)
Software license	$36,900	$48,441	$11,541	31.3%
Post-contract support and hosting	68,548	78,418	9,870	14.4
Professional services	116,251	130,030	13,779	11.9
Hardware and other	31,531	35,971	4,440	14.1

Total revenue	$253,230	$292,860	$39,630	15.6

Total revenue increased by $39.6 million to $292.9 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. Of this increase, approximately $35.5 million was the result of an increase in sales to new and existing customers and approximately $4.1 million was the result of a weakening of the U.S. dollar compared to foreign currencies.

Software License. Software license revenue represented 16.5% and 14.6% of total revenue for the years ended December 31, 2008, and 2007, respectively. Software license revenue increased by $11.5 million to $48.4 million primarily due to increased software license revenue across substantially all industries we target. While the number of software license sales was relatively consistent year over year, the mix of new customers led to a higher average sale price for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Software license revenue for Americas and EMEA/APAC increased $5.5 million and $6.0 million for the year ended December 31, 2008, respectively, compared to the prior year. Of the increase in EMEA/APAC, approximately $0.4 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Post-Contract Support and Hosting Revenue. Post-contract support and hosting revenue represented 26.8% and 27.1% of total revenue for the years ended December 31, 2008, and 2007, respectively. Post-contract support and hosting revenue decreased as a percentage of total revenue for the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily due to the significant increase in software license revenue and its share of total revenue during 2008. Of the $9.9 million increase, approximately $7.7 million was attributable to post-contract support and approximately $2.2 million was attributable to hosting. The increase in post-contract support revenue was the result of strong license sales to new and existing customers during 2007 and early 2008, while the increase in hosting was primarily related to the increased adoption of our hosted offerings.

Post-contract support and hosting revenue for Americas and EMEA/APAC increased by approximately $6.9 million and $3.0 million, respectively, compared to the prior year. Of the increase in EMEA/APAC, approximately $0.8 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Professional Services Revenue. Professional services revenue represented 44.4% and 45.9% of total revenue for the years ended December 31, 2008, and 2007, respectively. Professional services revenue increased by $13.8 million to $130.0 million primarily due to the significant increase in software license revenue during 2008.

Professional services revenue for Americas and EMEA/APAC increased by $8.4 million and $5.4 million for the year ended December 31, 2008, respectively, compared to the prior year period. Of the increase in EMEA/APAC, approximately $2.8 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Hardware and Other Revenue. Hardware and other revenue represented 12.3% and 12.4% of total revenue for the years ended December 30, 2008, and 2007, respectively. Hardware and other revenue increased by $4.4 million to $36.0 million primarily due to the significant increase in software license revenue during 2008. Hardware and other revenue increased due to an increase of approximately $2.1 million in reimbursements of billable travel consistent with the increase in professional services revenue, and an increase of approximately $2.3 million in hardware bought and resold from third-party vendors.

Hardware and other revenue for Americas and EMEA/APAC increased by approximately $2.9 million and $1.5 million, respectively, compared to the prior year period. Of the increase in EMEA/APAC, approximately $0.1 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Cost of Revenue

The following table sets forth for the periods indicated a year over year comparison of the components of our cost of revenue and also sets forth these costs as a percentage of corresponding revenue:

	Year Ended December 31,
	2007	2008	$ Change	% Change
	(dollars in thousands)
Cost of revenue:
Software license	$578	$354	$(224)	(38.8)%
Amortization of acquired software	8,381	8,252	(129)	(1.5)

Total software license	8,959	8,606	(353)	(3.9)
Post-contract support and hosting	27,148	33,940	6,792	25.0
Professional services	72,022	78,667	6,645	9.2
Hardware and other	26,606	30,424	3,818	14.4

Total cost of revenue	$134,735	$151,637	$16,902	12.5

Percent of corresponding revenue:
Total software license	24.3%	17.8%
Post-contract support and hosting	39.6	43.3
Professional services	62.0	60.5
Hardware and other	84.4	84.6
Total cost of revenue	53.2	51.8

Cost of Total Software License. The $0.4 million decrease in cost of total software license revenue was due primarily to a decrease in the royalty paid for third-party products used in, or sold with, our software.

Cost of Post-Contract Support and Hosting. The $6.8 million increase in cost of post-contract support and hosting revenue was due primarily to increases of approximately $3.0 million in personnel costs due to increased staffing levels to support the increased post-contract support and hosting revenue, approximately $1.7 million in costs related to hosting, approximately $1.6 million in costs associated with a redeployment of research and development personnel to post-contract support projects, and $0.5 million in professional fees and other expenses. Of the increase, approximately $0.5 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Cost of Professional Services. The $6.6 million increase in cost of professional services revenue was due primarily to an increase of approximately $7.1 million in personnel expenses and allocations related to increased staffing levels to support the increased professional services revenue, offset by a decrease of approximately $0.5 million in costs related to the redeployment of personnel to customer-specific billable projects and other costs. Of the increase, approximately $2.3 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Cost of Hardware and Other. The $3.8 million increase in cost of hardware and other revenue was due primarily to increases of approximately $2.3 million in reimbursements for billable travel to customers and approximately $1.5 million in costs related to hardware purchases for resale. Of the increase, approximately $0.1 million was the result of the weakening of the U.S. dollar compared to foreign currencies.

Operating Expenses

The following table sets forth for the periods indicated a period over period comparison of the components of our operating expenses:

	Year Ended December 31,
	2007	2008	$ Change	% Change
	(dollars in thousands)
Research and development	$22,567	$27,446	$4,879	21.6%
Sales and marketing	40,131	42,144	2,013	5.0
General and administrative	27,738	26,134	(1,604)	(5.8)
Depreciation and amortization	8,282	7,777	(505)	(6.1)

Total operating expenses	$98,718	$103,501	$4,783	4.8

Research and Development. The $4.9 million increase in research and development expense was due primarily to increases of approximately $4.0 million in personnel expenses and approximately $1.2 million in third-party contractor expense, offset by a decrease of approximately $0.3 million related to the redeployment of research and development personnel to customer specific billable projects.

Sales and Marketing. The $2.0 million increase in sales and marketing expense was due primarily to the increase in software license revenue and bookings which resulted in increases of approximately $1.4 million in employee salary and benefits, approximately $1.1 million in sales commission expense and approximately $0.9 million in allowance for doubtful accounts, offset by decreases of approximately $1.1 million in marketing programs and approximately $0.3 million in professional fees.

General and Administrative. The $1.6 million decrease in general and administrative expense was due primarily to a decrease of approximately $2.1 million in severance cost, including costs associated with the separation from employment of our former chief executive officer and other employees in 2007, a decrease of approximately $1.0 million in professional fees, including accounting and legal, and a decrease of approximately $0.4 million in travel expenses, offset by approximately $1.9 million increase in incentive compensation bonuses in 2008.

Depreciation and Amortization. The $0.5 million decrease in depreciation and amortization expense was due in part to an increase in our allocation of depreciation expense from operating expenses to cost of revenue as a result of headcount fluctuations, our primary allocation method.

Other

The following table sets forth for the periods indicated a year over year comparison of the components of our interest expense, net, other income, net and income tax provision:

	Year Ended December 31,
	2007	2008	$ Change	% Change
	(dollars in thousands)
Interest expense, net	$23,369	$18,365	$(5,004)	(21.4)%
Other income, net	507	226	(281)	(55.4)
Income tax provision (benefit)	845	8,843	7,998	946.5

Interest Expense, Net. The $5.0 million decrease in interest expense, net, was due to lower interest rates on our outstanding debt. Average debt outstanding increased to $236.7 million for the year ended December 31, 2008, compared to $217.4 million for the prior year, as a result of additional borrowings under our credit facilities.

Other Income (Expense), Net. The $0.3 million decrease in other income (expense), net, for the twelve months ended December 31, 2008 compared to the prior year period was due primarily to the strengthening of the U.S. dollar compared to foreign currencies.

Income Tax Provision (Benefit). The change in the effective income tax rate from (27.4%) in 2007 to 45.2% in 2008 was primarily attributable to the fact that the magnitude of the 2007 permanent differences and discrete items, including uncertain tax positions, were proportionately significant to the marginal level of book loss. The greater amount of book income in 2008 allowed the effective rate to normalize. The 2008 tax provision was also impacted by an increase in the federal statutory rate applied to our deferred tax assets and liabilities.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenue

The following table sets forth for the periods indicated a year over year comparison of the components of our revenue:

	Year Ended December 31,
	2006	2007	$ Change	% Change
	(dollars in thousands)
Software license	$23,367	$36,900	$13,533	57.9%
Post-contract support and hosting	43,479	68,548	25,069	57.7
Professional services	83,390	116,251	32,861	39.4
Hardware and other	35,598	31,531	(4,067)	(11.4)

Total revenue	$185,834	$253,230	$67,396	36.3

Total revenue increased by $67.4 million to $253.2 million for the year ended December 31, 2007, compared to the year ended December 31, 2006 primarily as a result of our acquisition of BlueCube Software, Inc. in 2006 and to a lesser extent our acquisitions of MARC Global Holdings, Inc. in 2006 and StorePerform Technologies, Inc. and GEOCOMtms Inc. in 2007.

Software License Revenue. Software license revenue represented 14.6% and 12.6% of total revenue for the years ended December 31, 2007, and 2006, respectively. Software license revenue increased by $13.5 million to $36.9 million primarily due to increases of approximately $7.6 million related to the 2006 acquisition of BlueCube Software, Inc., approximately $1.5 million related to the 2007 acquisition of StorePerform Technologies, Inc., and approximately $4.4 million in sales to new and existing customers.

Software license revenue for Americas and EMEA/APAC increased approximately $10.3 million and $3.2 million, respectively, compared to the prior year.

Post-Contract Support and Hosting Revenue. Post contact support and hosting revenue represented 27.1% and 23.4% of total revenue for the years ended December 31, 2007, and 2006, respectively. Post-contract support and hosting revenue increased by $25.1 million to $68.5 million primarily due to increases of approximately $12.1 million and $1.3 million related to the acquisitions of BlueCube Software, Inc. and MARC Global Holdings, Inc., respectively, during the year ended December 31, 2006 and approximately $2.5 million related to the 2007 acquisition of StorePerform Technologies, Inc. Additionally, approximately $9.2 million of the increase was due to increased sales to new and existing customers.

Post-contract support and hosting revenue for Americas and EMEA/APAC increased by approximately $14.8 million and $10.3 million, respectively, compared to the prior year.

Professional Services Revenue. Professional services revenue represented 45.9% and 44.9% of total revenue for the years ended December 31, 2007, and 2006, respectively. Professional services revenue increased by $32.9 million to $116.3 million primarily due to increases of approximately $18.9 million related to our increase in software license revenue and related professional services revenue, approximately $10.9 million and $1.8 million related to the 2006 acquisitions of BlueCube Software, Inc. and MARC Global Holdings, Inc., respectively, and approximately $1.3 million related to the 2007 acquisition of StorePerform Technologies, Inc.

Professional services revenue for Americas and EMEA/APAC increased by approximately $20.0 million and $12.9 million, respectively, compared to the prior year.

Hardware and Other Revenue. Hardware and other revenue represented 12.4% and 19.1% of total revenue for the years ended December 31, 2007, and 2006, respectively. Hardware and other revenue decreased by approximately $4.1 million to $31.5 million primarily due to a shift in customer buying patterns for hardware to third-party providers.

Hardware and other revenue for Americas and EMEA/APAC decreased by approximately $2.5 million and $1.6 million, respectively, compared to the prior year.

Cost of Revenue

The following table sets forth for the periods indicated a year over year comparison of the components of our cost of revenue and also sets forth these costs as a percentage of corresponding revenue:

	Year Ended December 31,
	2006	2007	$ Change	% Change
	(dollars in thousands)
Cost of revenue:
Software license	$142	$578	$436	307.0%
Amortization of acquired software	6,851	8,381	1,530	22.3

Total software license	6,993	8,959	1,966	28.1
Post-contract support and hosting	13,424	27,148	13,724	102.2
Professional services	49,624	72,022	22,398	45.1
Hardware and other	28,925	26,606	(2,319)	(8.0)

Total cost of revenue	$98,966	$134,735	$35,769	36.1

Percent of corresponding revenue:
Total software license	29.9%	24.3%
Post-contract support and hosting	30.9	39.6
Professional services	59.5	62.0
Hardware and other	81.3	84.4
Total cost of revenue	53.3	53.2

Cost of Total Software License. The $2.0 million increase in cost of total software license revenue for the year ended December 31, 2007 as compared to the prior year was primarily related to an increase in amortization of acquired software relating to our acquisitions during 2006 and 2007.

Cost of Post-Contract Support and Hosting. The $13.7 million increase in cost of post-contract support and hosting revenue for the year ended December 31, 2007 as compared to the prior year period was due primarily to increases of approximately $6.8 million and $0.4 million related to the 2006 acquisitions of BlueCube Software, Inc. and MARC Global Holdings, Inc., respectively, and an increase of approximately $1.3 million related to the 2007 acquisition of StorePerform Technologies, Inc. Additionally, approximately $5.2 million of the increase was due to increased sales to new and existing customers and an increase in redeployment of research and development personnel to post-contract support projects. As a percentage of post-contract support and hosting revenue, cost of post-contract support and hosting revenue increased to 39.6% for the year ended December 31, 2007 from 30.9% over the prior year period due to an increase in our investment in post-contract support and hosting infrastructure.

Cost of Professional Services. The $22.4 million increase in cost of professional services revenue for the year ended December 31, 2007 as compared to the prior year period was due primarily to increases of approximately $10.5 million, $1.8 million and $1.3 million related to the acquisitions of BlueCube Software, Inc., StorePerform Technologies, Inc. and MARC Global Holdings, Inc., respectively. Additionally, approximately $8.8 million of the increase was due to the increase in professional services revenue for the year ended December 31, 2007 compared to the prior year.

Cost of Hardware and Other. The $2.3 million decrease in cost of hardware and other revenue for the year ended December 31, 2007 as compared to the prior year was primarily due to an overall decrease in hardware and other revenue.

Operating Expenses

The following table sets forth for the periods indicated a period over period comparison of the components of our operating expenses:

	Year Ended December 31,
	2006	2007	$ Change	% Change
	(dollars in thousands)
Research and development	$19,176	$22,567	$3,391	17.7%
Sales and marketing	27,474	40,131	12,657	46.1
General and administrative	30,351	27,738	(2,613)	(8.6)
Depreciation and amortization	6,022	8,282	2,260	37.5

Total operating expenses	$83,023	$98,718	$15,695	18.9

Research and Development. The $3.4 million increase in research and development expense was due primarily to increases of approximately $3.0 million related to the 2006 acquisition of BlueCube Software, Inc. and approximately $1.4 million related to the 2007 acquisition of StorePerform Technologies, Inc., offset by a decrease of approximately $0.6 million related to the reduction in employee headcount of MARC Global Holdings, Inc. following its acquisition in 2006, and a decrease of approximately $0.4 million related to a reduction in severance and other costs.

Sales and Marketing. The $12.7 million increase in sales and marketing expense as compared to the prior year was due primarily to an increase of approximately $4.5 million related to the 2006 acquisition of BlueCube Software, Inc. and $0.9 million related to the 2007 acquisition of StorePerform Technologies, Inc., offset by a decrease of approximately $0.5 million related to the reduction in employee headcount of MARC Global Holdings, Inc., following its acquisition in 2006. Additionally, approximately $7.8 million of the increase was attributable to an increase in software license sales to new and existing customers for the year ended December 31, 2007 compared to the prior year.

General and Administrative. The $2.6 million decrease in general and administrative expense was due primarily to the incurrence of debt extinguishment fees of $2.6 million and a write-off of prior deferred financing costs of approximately $4.8 million, both for the year ended December 31, 2006, and a decrease of approximately $0.7 million related to a reduction in costs as we integrated the acquisition of MARC Global Holdings, Inc. The decreases were offset by an increase in personnel costs including approximately $1.0 million in severance related to the termination of our former chief executive officer and other employees during 2007, the 2006 acquisition of BlueCube Software, Inc. which contributed an increase of approximately $0.9 million in general and administrative expenses, and the 2007 acquisition of StorePerform Technologies, Inc. which contributed an increase of approximately $1.6 million in general and administrative expenses.

Depreciation and Amortization. The $2.3 million increase in depreciation and amortization expenses was due primarily to the full year effect of the acquisitions of BlueCube Software, Inc. and MARC Global Holdings, Inc.

Other

The following table sets forth for the periods indicated a period over period comparison of the components of our interest expense, net, other income (expense), net and income tax provision (benefit):

	Year Ended December 31,
	2006	2007	$ Change	% Change
		(dollars in thousands)
Interest expense, net	$18,095	$23,369	$5,274	29.1%
Other income (expense), net	(58)	507	565	NM	*
Income tax provision (benefit)	(3,796)	845	4,641	NM	*

*NM – not meaningful.

Interest Expense, Net. The $5.3 million increase in interest expense, net, was due primarily to higher outstanding debt balances under our credit facilities. Average debt outstanding under our credit facilities increased to $217.4 million for 2007 compared to $159.4 million for the prior year, as a result of additional borrowings related to the acquisitions of MARC Global Holdings, Inc. and BlueCube Software, Inc.

Other Income (Expense), Net. The $0.6 million increase in other income (expense), net, was due primarily to a weakening of the U.S. dollar compared to foreign currencies.

Income Tax Provision (Benefit). The change in the effective income tax rate from 26.5% in 2006 to (27.4%) in 2007 was primarily attributable to the recognition of liabilities for uncertain tax positions under the FASB’s authoritative guidance, adopted by us on January 1, 2007.

Unaudited Quarterly Statements of Operations Data

The following tables present our unaudited consolidated quarterly results of operations data in dollars and as a percentage of revenue for each of the seven most recent quarters in the period ended September 30, 2009. We have prepared this information on a basis consistent with our audited consolidated financial statements and have included all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary to fairly present our operating results for the quarters presented. You should read the following tables in conjunction with our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that comparisons of our quarterly results of operations should not be relied upon as an indication of our future performance. The items discussed below highlight unusual events and circumstances that make comparability between quarters difficult.

	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(in thousands, except per share data)
Consolidated statements of operations data (unaudited):
Revenue:
Software licenses	$9,218	$13,640	$12,416	$13,167	$10,285	$9,733	$7,273
Post-contract support and hosting	18,810	19,620	19,978	20,010	20,005	20,466	21,316
Professional services	33,884	33,781	33,932	28,433	28,327	30,918	26,730
Hardware and other revenue	8,342	9,345	8,279	10,005	5,760	6,165	6,917

Total revenue	70,254	76,386	74,605	71,615	64,377	67,282	62,236
Cost of revenue:
Software license	110	70	84	90	169	77	61
Amortization of acquired technology	2,004	2,104	2,072	2,072	1,987	2,014	2,033

Total software license	2,114	2,174	2,156	2,162	2,156	2,091	2,094
Post-contract support and hosting	8,368	8,903	8,441	8,228	8,303	8,360	8,728
Professional services	21,224	19,892	19,219	18,332	17,796	17,142	16,265
Hardware and other	7,079	8,111	7,005	8,229	5,067	5,017	5,736

Total cost of revenue	38,785	39,080	36,821	36,951	33,322	32,610	32,823

Gross profit	31,469	37,306	37,784	34,664	31,055	34,672	29,413

Operating expenses:
Research and development	6,776	6,940	6,561	7,169	7,043	6,670	5,780
Sales and marketing	9,774	10,259	10,453	11,658	9,281	9,176	7,103
General and administrative	5,412	6,590	5,659	8,473	5,621	5,291	5,307
Depreciation and amortization	2,030	1,940	1,935	1,872	1,953	1,994	2,006

Total operating expenses	23,992	25,729	24,608	29,172	23,898	23,131	20,196

Income from operations	7,477	11,577	13,176	5,492	7,157	11,541	9,217
Interest expense, net	5,168	4,395	4,291	4,511	3,917	3,485	3,350
Other income (expense), net	336	114	(211)	(13)	315	(761)	612

Income before income taxes	2,645	7,296	8,674	968	3,555	7,295	6,479
Income tax provision	1,199	3,307	3,931	406	1,575	3,123	184

Net income	$1,446	$3,989	$4,743	$562	$1,980	$4,172	$6,295

Dividends on convertible redeemable preferred stock	(2,080)	(2,111)	(2,167)	(2,200)	(2,185)	(2,242)	(2,302)

Net income (loss) attributable to common stockholders	$(634)	$1,878	$2,576	$(1,638)	$(205)	$1,930	$3,993

Earnings (loss) attributable to common stockholders per common share:
Basic	$(9.47)	$28.05	$38.48	$(24.47)	$(3.06)	$28.83	$59.64

Diluted	$(9.47)	$0.30	$0.36	$(24.47)	$(3.06)	$0.32	$0.48

	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(% of revenue)
Consolidated statements of operations data (unaudited):
Revenue:
Software licenses	13.1%	17.9%	16.6%	18.4%	16.0%	14.5%	11.7%
Post-contract support and hosting	26.8	25.7	26.8	27.9	31.1	30.4	34.3
Professional services	48.2	44.2	45.5	39.7	44.0	46.0	42.9
Hardware and other revenue	11.9	12.2	11.1	14.0	8.9	9.1	11.1

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Total cost of revenue	55.2	51.2	49.4	51.6	51.8	48.5	52.7

Gross profit	44.8	48.8	50.6	48.4	48.2	51.5	47.3

Operating expenses:
Research and development	9.6	9.1	8.8	10.0	10.9	9.9	9.3
Sales and marketing	13.9	13.4	14.0	16.3	14.4	13.6	11.4
General and administrative	7.7	8.6	7.6	11.8	8.7	7.9	8.5
Depreciation and amortization	3.0	2.5	2.6	2.6	3.1	3.0	3.3

Total operating expenses	34.2	33.6	33.0	40.7	37.1	34.4	32.5

Income from operations	10.6	15.2	17.6	7.7	11.1	17.1	14.8

Interest expense, net	7.4	5.8	5.7	6.3	6.1	5.2	5.4
Other income (expense), net	0.5	0.1	(0.3)	—	0.5	(1.1)	1.0

Income before income taxes	3.7	9.5	11.6	1.4	5.5	10.8	10.4
Income tax provision	1.7	4.3	5.3	0.6	2.4	4.6	0.3

Net income	2.0%	5.2%	6.3%	0.8%	3.1%	6.2%	10.1%

Total Revenue

For each of the quarters in the nine months ended September 30, 2009, our total revenue decreased as compared to the corresponding prior year period. We began to experience in the fourth quarter of 2008 the impact of the weakening global economy and a decline in purchases of our software solutions and related services by both new and existing customers. We believe that this decline was the result of reductions in information technology spending by enterprises, longer sales cycles, more in-depth product trials, smaller initial pilot programs, delays or reductions in customer purchases and pricing pressure from customers and competitors. Our revenue was also negatively affected by the strengthening of the U.S. dollar compared to foreign currencies.

Software License Revenue

Our software license revenue generally fluctuates, and we expect it to continue to fluctuate on a quarterly basis, primarily due to uncertain and inconsistent timing of sales of our software licenses, revenue recognition requirements and seasonality. For example, in the second quarter of 2009 our software license revenue as a percentage of total revenue was 14.5% as compared to the third quarter of 2009 when our software license revenue as a percentage of total revenue was 11.7%. Additionally, transactions that are expected to be recognized in one period may be recognized in a subsequent period and materially affect our financial performance on a quarterly basis. Although not evidenced by our results of operations set forth above, historically we have experienced lower software license sales during the first quarter and have usually generated the majority of our software license revenue in the final month of each quarter and a significant amount in the last two weeks of a quarter. We believe that this trend is due to customer buying patterns typical in this industry.

Post-Contract Support and Hosting Revenue

Post-contract support and hosting has generally increased sequentially in the quarters presented in the table above, as new post-contract support and hosting agreements have been entered into as a result of new software license sales and existing customers have renewed their contracts. We believe that based on historical renewal rates and our expectations regarding future license sales, our post-contract support and hosting revenue will continue to grow in absolute dollars in 2010.

Professional Services Revenue

While in general our professional services revenue has fluctuated much less than our software license revenue over the past seven quarters, we have experienced more quarterly volatility in 2009 than in prior periods. We believe that this volatility was primarily due to a reduction in professional services projects directly attributed to a decline in our software license revenue during 2009 from both new and existing customers. Additionally, we have experienced declines in our professional services revenue relating to existing customers postponing periodic upgrades of their software solutions as well as other delays.

Hardware and Other Revenue

Similarly and somewhat correlated to our professional services, our hardware and other revenue has fluctuated more during the nine months ended September 30, 2009 than we have historically experienced. We believe that this volatility was due to a decrease in reimbursements for billable travel associated with professional services and related projects and declines in our hardware revenue due to lower customer spending on these items. We have historically experienced higher hardware sales in the fourth quarter as our customers look to finalize their capital spending for the year.

Gross Margin

Over the past seven quarters, our gross margin has ranged from 44.8% to 51.5%. While generally increasing over this time period, we have experienced some sequential volatility. We believe that this volatility was largely the result of our revenue mix in a particular period. The amount of software license revenue in a period is a significant driver of our overall gross margin because of the high margins our software generally produces. Our margins in professional services are important because it is generally the single largest revenue source in any period. Margins in professional services may be affected by the mix in geographic segments as our margins in the Americas are generally higher than EMEA/APAC. Furthermore, as our professional services expenses are based on our expectations of future revenue and are relatively fixed in the short term, an unanticipated shortfall in our professional services revenue in a particular period could have a disproportionately negative effect on our operating results in the same or subsequent periods. Finally, hardware and other revenue generally has relatively low margins, primarily due to the effect of reimbursable billable travel and its overall dilutive effect to our gross margin, and an increase in hardware and other revenue could negatively impact our gross margin.

Operating Expenses

Fluctuations in operating expenses as a percentage of total revenue are driven largely by (1) the mix and amount of total revenue in a particular period, (2) the effect of variable expenses such as bonuses and sales commissions during a particular period, and (3) periodic allocation of research and development expenses to both costs of post-contract support and hosting and professional services. Furthermore, as our operating expenses are based on our expectations of future revenue and are relatively fixed in the short term, an unanticipated shortfall in our revenue in a particular period could have a disproportionately negative effect on our operating results in the same or subsequent periods. During the first quarter of 2009, we have reduced our operating expenses as a percentage of total revenue due to a reduction in our workforce and other cost containment measures.

Liquidity and Capital Resources

At September 30, 2009, cash and cash equivalents were $52.6 million, compared to $46.6 million at December 31, 2008. Our principal sources of liquidity are cash flow from operations, borrowings under our credit agreements and equity financings. Our principal uses of cash are debt service payments as described below, capital expenditures, and working capital requirements.

Sources of Funds

We anticipate that operating cash flow, together with available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, fund our research and development and capital expenditures and service our debt obligations for at least the next 12 months. However, our ability to make scheduled payments of principal of, to pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by continued market acceptance of our products and services, renewals of post-contract support and hosting agreements by our customers and general economic, financial, competitive, business and other factors beyond our control.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing, and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt, equity or equity-linked financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Our Indebtedness

We have entered into (1) a first lien credit agreement, which provides for a revolving credit facility, a letter of credit facility, and term loan borrowings, and (2) a second lien credit agreement which provides for additional term loan borrowings, which we refer to collectively as our credit agreements. The obligations under our credit agreements are guaranteed by us and certain of our wholly-owned subsidiaries, which we refer to as the guarantors, including RedPrairie Corporation, our principal operating subsidiary, and are secured by a pledge of substantially all of the guarantors’ assets. As of September 30, 2009, we had (1) no borrowings under our revolving credit facility, with $20.0 million of borrowing capacity available under our revolving credit facility, (2) no letters of credit outstanding under our letter of credit facility, and (3) total term loan indebtedness of $146.4 million and $70.0 million under our first and second lien credit agreements, respectively. As of September 30, 2009, our effective interest rate after taking into account our interest rate swaps described below was 5.5%. As of September 30, 2009, giving effect to completion of this offering and the application of the net proceeds, we would have had outstanding $             million and $             million aggregate principal amount of term loan borrowings under our first lien credit agreement and second lien credit agreement, respectively. Any inability to meet our significant debt service obligations could have material consequences to our security holders.

Revolving Credit Facility

Borrowings under the revolving credit facility are limited to $20.0 million and bear interest at our option if (1) our leverage ratio is greater than or equal to 3.00 to 1.00, at an alternative base rate, or ABR, plus 200 basis points or LIBOR plus 300 basis points and (2) if our leverage ratio is less than 3.00 to 1.00, at ABR plus 175 basis points, or LIBOR plus 275 basis points. Interest on ABR loans are payable quarterly in arrears on each March 30, June 30, September 30 and December 31 and interest on LIBOR loans are payable on the 30th, 60th, 90th or 180th day after the borrowing in incurred, depending on the LIBOR term we elect. As part of our acquisition of StorePerform Technologies, Inc. in January 2007, we borrowed approximately $15.6 million under our revolving credit facility, which, together with an additional $3.0 million in revolver borrowings incurred in December 2006 in connection with the payment of interest for the fourth quarter of 2006, were repaid in

February 2007 with term loan borrowing under our first lien credit agreement. Unless terminated earlier as a result of an event of default or mandatory reduction of commitments, the revolving credit facility will terminate on July 20, 2011.

Letter of Credit Facility

Letters of credit are limited to $10.0 million, bear fees at a rate equal to the margin over LIBOR applicable to the revolving credit facility and reduce availability under our revolving credit facility. No letters of credit were outstanding as of September 30, 2009 or December 31, 2008. As of December 31, 2007, there was one standby letter of credit outstanding in the amount of approximately $1.2 million.

First Lien Term Loan Facility

The initial aggregate amount of term loan borrowings under the first lien credit facility was $150.0 million. In February 2007, we amended the first lien term loan facility and incurred an additional $20.0 million in borrowings. Prior to the amendment of our first lien agreement, we were required to make quarterly principal repayments of $375,000 on September 30, 2006 and on December 31, 2006. Following the amendment to our first lien term loan facility in February 2007, we were required to make quarterly principal repayments of $425,000 from March 31, 2007 to June 30, 2009 and are required to make quarterly principal repayments of $4,250,000 from September 30, 2009 to March 31, 2012 subject to reduction to reflect any prepayments of the first lien term borrowings. In addition, if as of December 31 of each year, our leverage ratio is greater than or equal to 2.50 to 1.00, we are required to use 50% of excess cash flow, as defined in the first lien credit agreement, for such year to repay first lien term loan borrowings (or if no such borrowings are then outstanding, second lien term loan borrowings). We repaid $18.6 million in April 2009 pursuant to the mandatory excess cash flow repayment provision of the first lien credit agreement. Mandatory repayments from excess cash flow are considered as prepayments of our obligations to make quarterly amortization repayments. This repayment satisfied our quarterly amortization obligations through March 2010 and reduced all subsequent quarterly payments. In addition, we may repay all or a portion of our borrowings under the first lien term facility at any time without penalty. Unless earlier accelerated in connection with an event of default or prepayment, the remaining outstanding principal amount of borrowings under the first lien term loan facility is required to be repaid on July 20, 2012. Our first lien term borrowings bear interest at our option at a rate of ABR plus 200 basis points or LIBOR plus 300 basis points for the ended December 31, 2008 and the nine months ended September 30, 2009.

The first lien credit agreement contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to incur debt, incur liens, make investments, dispose of assets, enter into sale and leaseback or certain swap transactions, make certain types of restricted payments, such as dividends on, or repurchases of, our capital stock, enter into certain types of related party transactions, or enter into agreements that would restrict the ability of our subsidiaries to make dividends or other distributions to us. The first lien credit agreement also includes financial covenants including covenants to maintain a specified interest coverage ratio, leverage ratio and first lien leverage ratio and a covenant which restricts our ability to make capital expenditures. We were in compliance with all such covenants as of December 31, 2007 and 2008 and as of September 30, 2009.

Second Lien Term Loan Facility

The initial aggregate amount of term loan borrowings under the second lien term loan facility was $45.0 million. In February 2007, we amended the second lien term loan facility and incurred an additional $25.0 million in borrowings. Our second lien term loan borrowings bear interest at our option at a rate of ABR plus 550 basis points, or LIBOR plus 650 basis points. The interest period with respect to our second lien term loan borrowings is determined in the same manner, as borrowings under the revolving credit facility. To the extent that there are no borrowings under our first lien credit agreement, we may prepay all or a portion of our borrowings under the second lien term facility at any time without penalty. Unless earlier accelerated in connection with an event of default or prepayment, the remaining outstanding principal amount of borrowings under the second lien term loan facility is required to be repaid on January 20, 2013.

The second lien term loan agreement contains events of default, conditions to borrowings and restrictive covenants substantially similar to those under the first lien credit agreement. The second lien credit agreement also includes financial covenants to maintain a specified leverage ratio, which is slightly more permissive than that under the first lien credit agreement. We were in compliance with all such covenants as of December 31, 2007 and 2008, and as of September 30, 2009.

Interest Rate Swaps. We use interest rate swaps to manage the risks associated with variable rate instruments. As of September 30, 2009, we had four interest rate swaps outstanding with an aggregate notional amount of $135.0 million, which represented approximately 62% of our term loan borrowings as of such date, including:

•

An interest rate swap with a total notional amount of $35.0 million effectively fixes the interest rate for a corresponding amount of term loan borrowings under the second lien term facility at 9.088%. Such interest rate swap expired on November 6, 2009.

•

An interest rate swap with a total notional amount of $50.0 million effectively fixes the interest rate for a corresponding amount of term loan borrowings under the first lien term facility at 5.081%. Such interest rate swap expired on November 24, 2009.

•

An interest rate swap with a total notional amount of $35.0 million effectively fixes the interest rate for a corresponding amount of term loan borrowings under the first lien term facility at 7.711%. Such interest rate swap expires on August 6, 2010.

•

An interest rate swap with a total notional amount of $15.0 million effectively fixes the interest rate for a corresponding amount of term loan borrowings under the first lien term facility at 4.239%. Such interest rate swap expires on August 24, 2010.

The interest rate swaps were structured with decreasing notional amounts to match our expected interest payment date. The interest rate swap agreements are designated as cash flow hedge derivatives. To the extent we use a portion of the net proceeds to repay outstanding indebtedness, we may incur fees associated with the settlement of the swap agreements.

Uses of Funds

Dividend Payments

Outstanding shares of our series A preferred stock are entitled to receive dividends in an amount equal to 6.0% per annum, compounded quarterly. On January 31, 2007, our board of directors declared a cash dividend on both our series A preferred stock and common stock in an aggregate amount of $24.4 million, which was paid in February 2007. Of that amount, an aggregate of approximately $13.0 million was paid to holders of our series A preferred stock and an aggregate of approximately $11.4 million was paid to holders of our common stock as a special cash dividend. The dividend was funded by an amendment to our credit agreement that increased borrowings under our second lien credit facility. Except for this dividend, we have never paid a dividend on our capital stock. As of September 30, 2009, the aggregate cumulated unpaid dividends on the shares of series A preferred stock was approximately $22.7 million. Each share of series A preferred stock is convertible at the option of the holder into ten shares of our common stock, and is automatically converted into ten shares of our common stock upon the approval of a majority of the then outstanding holders of series A preferred stock. The conversion ratio of ten shares of our common stock per share of series A preferred stock is derived by dividing the per share face value of the series A preferred stock, or $100, by the conversion price then in effect, or $10. In connection with this offering, all of the outstanding shares of our series A preferred stock will convert into shares of common stock immediately prior to the closing of this offering. We intend to use a portion of the net proceeds of this offering to pay unpaid dividends on shares of our series A preferred stock cumulated through the conversion date of the series A preferred stock.

Capital Expenditures

Consistent with previous periods, future capital expenditures will focus on acquiring additional hosting and general corporate infrastructure. Our first lien credit agreement contains restrictions on our ability to make capital expenditures in excess of $4.5 million per year. Based on current estimates, we believe that the amount of capital expenditures permitted to be made under the first lien credit agreement will be adequate to implement our current plans.

Historical Trends

The following table summarizes our cash flow data for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$11,276	$16,007	$41,319	$35,822	$27,289
Net cash used in investing activities	(73,999)	(27,500)	(4,491)	(3,216)	(2,335)
Net cash provided by (used in) financing activities	66,102	11,566	(1,830)	(1,388)	(19,443)

Operating Cash Flow

Net cash provided by operating activities of $27.3 million for the nine months ended September 30, 2009, decreased by $8.5 million compared to the prior year period. We benefited from an increase of approximately $3.2 million in deferred revenue and a decrease of $6.2 million in amounts receivable from customers and unbilled accounts receivable. This was partially offset by a decrease of $6.5 million in accounts payable and accrued expenses and other liabilities.

Net cash provided by operating activities increased $25.3 million during the year ended December 31, 2008, as compared to the prior year. We benefited from an increase of $6.9 million in deferred revenue and an increase of $5.2 million in accounts payable and accrued expenses and other liabilities. This was offset by a $4.5 million increase in accounts receivable and a $1.3 million increase in unbilled accounts receivable.

Net cash provided by operating activities increased $4.7 million during the year ended December 31, 2007, compared to the prior year. Contributing to this increase was $1.1 million from an increase in deferred revenue. These were partially offset by decreases in accounts receivable from customers and in accounts payable and accrued liabilities.

Investing Cash Flow

Net cash used in investing activities for the nine months ended September 30, 2009 and the year ended December 31, 2008 was $2.3 million and $4.5 million, respectively. In each case the amount principally represents the purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2007 was $27.5 million. This included $3.3 million for the purchase of property and equipment and $24.2 million paid in connection with the acquisitions of GEOCOMtms Inc., StorePerform Technologies, Inc. and BlueCube Software, Inc.

Net cash used in investing activities for the year ended December 31, 2006, was $74.0 million. This included $2.0 million for the purchase of property and equipment and $72.1 million paid in connection with the acquisitions of Alta A/S, MARC Global Holdings, Inc., and BlueCube Software, Inc.

Financing Cash Flow

Net cash used in financing activities for the nine months ended September 30, 2009 was $19.4 million. During the second quarter of 2009, we made a mandatory principal payment of approximately $18.6 million on our borrowings under our first lien term loan facility as disclosed above, as well as scheduled principal payments of $0.4 million in both March 2009 and June 2009.

Net cash used in financing activities for the year ended December 31, 2008, was $1.8 million. We made payments of $1.7 million on our first lien term loan borrowings and $0.1 million on capital leases.

Net cash provided by financing activities for the year ended December 31, 2007, was $11.6 million. We made payments of $1.7 million on our term loan and $18.6 million on our revolving credit facility. We declared and paid a dividend of $24.4 million and repurchased $2.5 million of series A preferred and common stock. Additionally, we borrowed $15.6 million under our revolving credit facility and amended our first and second lien credit agreements providing for additional term loan borrowings of $43.2 million, net of fees.

Net cash provided by financing activities for the year ended December 31, 2006, was $66.1 million, which consisted of $136.8 million of principal payments made on our prior credit agreement and payment of an $8.0 million related party note payable. In addition, we borrowed $210.9 million in connection with the refinancing of our prior credit agreement.

Contractual Obligations

The following table summarizes, as of December 31, 2008, our minimum payments for long-term debt and other obligations for the next five years and thereafter:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt, including capital leases	$235,850	$19,009	$28,693	$188,148	$—
Operating leases	26,400	8,500	13,700	4,200	—
Pension liability	3,308	205	430	465	2,208

Total contractual obligations(1)(2)	$265,558	$27,714	$42,823	$192,813	$2,208

(1)	Excludes cumulated and unpaid dividends on outstanding shares of our series A preferred stock. All such shares will convert into shares of our common stock in connection with this offering.
(2)	Excludes unrecognized tax benefits in connection with uncertain tax positions taken, or expected to be taken on our income tax returns as of December 31, 2008 since we cannot determine the time period of future tax consequences. For additional information regarding income taxes, see note 15 to our audited consolidated financial statements included elsewhere in this prospectus.

Off Balance Sheet Arrangements

As of September 30, 2009, we had no off-balance sheet arrangements.

Other Recent Accounting Pronouncements

In September 2006, the FASB issued authoritative guidance on the accounting for fair value measurements and the related disclosures which establishes a framework for reporting fair value and expands disclosures required for fair value measurements. This guidance applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this guidance does not require any new fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB delayed for one year the applicability of this guidance to fair-value measurements of non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. We partially adopted this guidance on January 1, 2008, related to all financial assets and liabilities and non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis. We are currently assessing the potential impact this statement will have on our financial statements once it is adopted for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. See note 1 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion.

In February 2007, the FASB issued authoritative guidance on fair value options for financial assets and financial liabilities and an amendment to guidance on investments in debt and equity securities. This guidance permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This guidance does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in the FASB’s authoritative guidance on fair value measurements and the related enhanced disclosures. The guidance on fair value options is effective for the entity’s fiscal year that begins after November 15, 2007. We do not elect to measure at fair value any of our financial instruments under the provisions of this guidance, thus the adoption of this statement effective January 1, 2008, did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations. This guidance will significantly change the accounting for business combinations. Under this guidance, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This guidance will change the accounting treatment for certain specific acquisition-related items including expensing acquisition-related costs as incurred and expensing restructuring costs associated with an acquired business. The guidance on business combinations also includes a substantial number of new disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect that this guidance will have an impact on our accounting for future business combinations once adopted but the extent of the impact is dependent upon the number, size, and complexity of acquisitions that we make in the future.

In March 2008, the FASB issued authoritative guidance intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This guidance requires expanded qualitative, quantitative and credit-risk disclosures about an entity’s derivative instruments and hedging activities, but does not change the scope or the accounting requirements under the FASB’s authoritative guidance for accounting for derivative instruments and hedging activities. The guidance amends the FASB’s authoritative guidance for fair value disclosures of financial instruments to clarify that derivative instruments are subject to concentration-of-credit-risk disclosures. This guidance was effective beginning the first fiscal year and interim period that begins after November 15, 2008. We are currently evaluating the impact of this guidance on the disclosures in our interim and fiscal year financial statements.

In April 2008, the FASB issued authoritative guidance on the useful life of an intangible asset. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. This interpretation is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance did not affect our condensed consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued revised authoritative guidance that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance on January 1, 2009 did not materially affect earnings per share and was applied retrospectively to all periods presented.

In April 2009, the FASB amended the authoritative guidance related to the disclosures about fair value of financial instruments which requires publicly-traded companies to provide disclosures on the fair value of financial instruments in interim financial statements. Since this guidance only requires additional disclosures concerning the financial instruments, the adoption of it, did not have an impact on the condensed consolidated financial statements.

In May 2009, the FASB issued revised authoritative guidance regarding subsequent events, which establishes general standards of accounting for and disclosures of subsequent events that occur after the balance sheet date but prior to the issuance of financial statements. The guidance requires additional disclosure regarding the date through which subsequent events have been evaluated by the entity as well as, whether that date is the date the financial statements were issued. This guidance became effective for our financial statements as of June 30, 2009. The adoption of this guidance did not affect our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB amended the authoritative guidance related to variable interest entities. The guidance requires an entity to perform an analysis to determine whether its variable interest(s) constitute a controlling interest in the variable interest entity. The guidance also requires enhanced disclosures surrounding variable interest entities. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009 and interim periods within those years. We are currently evaluating the potential impact of this guidance on our condensed consolidated financial statements.

In October 2009, the FASB amended the authoritative guidance regarding revenue recognition for arrangements with multiple deliverables. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method and additional disclosures on selling price method. This guidance is effective for agreements that begin or are changed in fiscal years beginning after June 15, 2010 and interim periods within those years. We are currently evaluating the potential impact of this guidance on our condensed consolidated financial statements.

In October 2009, the FASB amended the authoritative guidance regarding arrangements with software elements. The guidance amends the scope of the prior guidance to exclude all tangible products containing both software and non-software components that operate together to deliver the product’s functions. The guidance also requires enhanced disclosures related to the revenue recognition in these types of arrangements. This guidance is effective for agreements that begin or are changed in fiscal years beginning after June 15, 2010 and interim periods within those years. We are currently evaluating the potential impact of this guidance on our condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

At September 30, 2009, our excess cash balances are included in our operating account. Cash balances in foreign currencies overseas are operating balances and are invested in short-term deposits of the local operating bank. Interest income earned on investments is reflected in our audited consolidated financial statements under the caption “Interest expense, net.” Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

We are exposed to interest rate risk in connection with our long-term debt which provided for quarterly interest payments at variable rates. We have sought to hedge the risks associated with such variable rates through the entry into the four interest rate swap agreements. See “—Liquidity and Capital Resources—Our Indebtedness—Interest Rate Swaps.” The effectiveness of the cash flow hedge derivatives is evaluated on a quarterly basis with changes in the fair value of the interest rate swap deferred and recorded as a component of accumulated other comprehensive income (loss). We estimate that a 10% change in our effective interest rate would have impacted reported income from operations by approximately $2.3 million and $1.8 million for the years ended December 31, 2007 and 2008, respectively.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly the exchange rates for the British pound and the Euro. As our EMEA/APAC operations continue to grow, we may choose to use foreign currency forward and option contracts to manage currency exposures. We do not currently have any such contracts in place, nor did we have any such contracts during 2008, 2007, 2006 or the nine months ended September 30, 2009. We estimate that a 10% change in foreign exchange rates by itself would have impacted reported income from operations by approximately $2.0 million and $2.3 million for the years ended December 31, 2007 and 2008, respectively.

Change in Accountants

On January 22, 2008, upon the authorization of our audit committee, we dismissed Ernst & Young LLP and engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm. We did not consult with PricewaterhouseCoopers LLP on any financial or accounting reporting matters before its appointment. The audited financial statements included in this prospectus for the years ended December 31, 2007 and 2008 have been audited by PricewaterhouseCoopers LLP.

During the years ended December 31, 2005 and 2006, and through January 22, 2008, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference thereto in their reports on our financial statements for such years. The reports of Ernst & Young LLP on our financial statements for the years ended December 31, 2005 and 2006 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2005 and 2006 and through January 22, 2008, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

BUSINESS

Our Company

We provide a unique platform of productivity solutions that enable manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation. We deliver these solutions that support business strategies for increasing revenue, reducing costs and creating competitive advantage through a combination of our software and domain expertise. Unlike traditional supply chain management software, which has generally focused on the flow of goods or materials through manufacturing facilities and distribution centers, our platform extends beyond the distribution center to the point of sale or consumption. Furthermore, our platform encompasses solutions to help optimize workforce and inventory management for in-store operations. We refer to this differentiated platform of productivity solutions as E2e.

We have provided productivity solutions for nearly 35 years. Our customers include eight of the top 15 food and drug retailers, four of the top five food consumer products companies, three of the top four household and personal products companies, four of the top ten general merchandisers and specialty retailers, three of the top five petroleum companies and five of the top ten pharmaceutical companies, based on the 2009 list of Fortune Global 500 companies. Our solutions, which are installed at more than 34,000 customer sites in more than 40 countries, address customer needs for speed, accuracy, visibility and flexibility required to manage increasingly complex, global supply chains and in-store operations. Our offerings allow our customers to use forecasted and real-time demand information to more flexibly manage the deployment of people and distribution of products. By implementing our solutions, our customers can realize measurable benefits including better availability of goods at the point of sale and better control over inventory, transportation and personnel costs throughout the supply chain and in retail stores. Our solutions can be deployed in a modular fashion and in the optimal sequence to align with our customers’ evolving strategic objectives.

Our management team has significant experience in developing innovative technologies for evolving supply chain and in-store operations requirements and in marketing, selling and supporting productivity-focused supply chain and in-store operations solutions. Our total revenue, net income and adjusted EBITDA were $292.9 million, $10.7 million and $60.3 million, respectively, in 2008. For a discussion of adjusted EBITDA see note 4 to “Prospectus Summary—Summary Consolidated Financial Data.”

Industry Overview

Traditional SCM software applications are used to manage the flow of materials through manufacturing facilities and distribution centers. Generally, these facility-focused applications are designed to manage the movement of products from the point of receipt to the point of shipment, but do not provide visibility into the workforce or inventory management processes that impact those products from the point of shipment to the point of sale or consumption. As a result, these applications lack the ability to use actual, real-time demand data to enable manufacturers, distributors and retailers to dynamically react to changing market conditions and consumer preferences. Without a complete productivity platform that includes workforce, inventory and transportation management components and extends to the point of sale or consumption, it is more difficult for companies to transform their supply chain from a supply-driven network to a demand-driven network.

Over time, the complexity of global supply chains has increased, creating a need for more robust capabilities from SCM solutions. Ongoing globalization of the world economy has opened new sources of supplies and markets for goods. Components for the manufacturing of goods are now often sourced from multiple countries and assembled in others, with the finished goods shipped anywhere in the world. To compete effectively, enterprises are required to manage, coordinate and optimize multi-national operations, while simultaneously accounting for local supply and demand dynamics, and complying with tariffs and regulations in multiple jurisdictions.

Consumer appetite for more personalized products, coupled with comprehensive data on consumer behavior and demand, is leading enterprises to increase the variety and customization of products to better target specific “micro” markets. This has resulted in smaller lot sizes of specialized products and created a need for systems capable of managing more diverse production lines, form factors and distribution models to ensure that the right products are available to consumers when they are ready to buy.

In addition, changes in technology have made SCM solutions increasingly accessible to employees at every segment of the supply chain network, including corporate planning departments, manufacturing facilities, warehouses, transportation vehicles and retail stores. Supply chain networks now extend beyond the point of shipment, all the way to the point of sale or consumption, such as a retail store, a consumer’s home or any other point of demand.

Increased competition in the retail sector is leading industry executives to focus on increasing efficiency and productivity for their in-store operations. To achieve this goal, enterprises require solutions that provide sophisticated workforce management, integrated task management, inventory management along the complete supply chain network, automated quality assurance and recall functionality, cross-channel fulfillment and new educational techniques for their workforce.

These trends have made supply chain-related decisions increasingly strategic to the enterprises’ overall operations. Senior executives are now seeking to leverage their supply chain networks to increase revenue, lower operating costs and increase competitive advantage. Supply chain managers need greater visibility and control over workforce, warehousing, inventory, transportation and the location of goods at a very granular level, with the ultimate goal of cost-effectively meeting consumer demand and improving the consumer experience. Both of these objectives require a new approach to managing supply chain networks.

As a result, many enterprises are shifting from traditional “push” systems, where the signals for movements of goods and services originate from forecasted demand, to comprehensive “push-pull” systems, where decision makers can use actual demand data to adjust processes based on forecasted demand. Push-pull-based systems allow enterprises to optimize their operations by lowering inventory levels, reducing labor and transportation costs, avoiding out-of-stock situations and ensuring that the right products are available at the point of consumption at the right time and employees with the right skills are available to help the consumer.

A push-pull-based system allows manufacturers, distributors and retailers to manage their supply chain networks as a whole, based on feedback collected at each segment, while enabling them to:

•	know the location and status of their products to optimize movement and ensure quality;

•	efficiently optimize transportation of products, while complying with international and local regulations and managing carrier rating and load routing to the last mile;

•	optimize staffing by matching the availability and skills of employees across a supply chain network to required operations; and

•	capture, in real-time, data on consumer demand at the point of sale and combine it with forecasts to coordinate the management of personnel, facilities, equipment and inventory.

We continue to focus on developing and enhancing our unique platform of productivity solutions that address a broad variety of needs. Based on these evolving market needs, we have developed solutions capable of addressing some of today’s most critical business challenges such as synchronization and optimization of workforce, inventory and transportation functions. Many of our customers, once successful in solving a particular set of challenges, return to us for help in solving additional challenges. Because our products can be installed in a modular fashion and integrated with other IT solutions, we can quickly develop and implement solutions capable of addressing such additional challenges. Under this strategy, we believe we will continue to penetrate the markets for SCM, in-store solutions and HCM applications.

Currently, our offerings address the needs of SCM and in-store solutions markets, and a portion of the HCM market. According to a September 2009 report by Gartner, Inc.1, an independent research firm, the worldwide SCM market is expected to grow to $7.7 billion in 2012 from $6.0 billion in 2007, representing a compound annual growth rate of 5.1%. According to a November 2008 report by Frost & Sullivan, an independent research firm, the worldwide market for in-store solutions is expected to grow to $2.2 billion in 2012 from $1.5 billion in 2007, representing a compound annual growth rate of 8.0%. In addition, we offer certain solutions that are applicable to some of our customers’ needs for HCM software. According to a December 2008 report by IDC2, an independent research firm, the worldwide HCM applications market is expected to be $6.5 billion in 2010.

Our Solutions

Our unique platform of productivity solutions enables manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation throughout supply chain networks and in retail stores based on forecasted and real-time consumer demand. We deliver these solutions that support business strategies to increase revenue, reduce costs and create competitive advantage through a combination of our software and domain expertise.

We believe that our comprehensive set of product offerings enables our customers to increase revenue, control costs, create competitive advantage and improve the consumer experience, by providing the following key benefits:

•	accelerating the flow of goods to the retail shelf from manufacturers;

•	optimizing the supply of products to meet consumer demand;

•	coordinating and optimizing workforce schedules and deployment;

•	enabling compliance with rules and regulations; and

•	providing flexible deployment and payment options including on-premise, hosted and on-demand.

Our productivity solutions synchronize and optimize the deployment of people and distribution of products throughout supply chain networks and in retail stores based on forecasted and real-time consumer demand. Our solutions can be deployed in a modular fashion and in the optimal sequence to align with our customers’ evolving strategic objectives. The benefits of our solutions are delivered through the following key components:

[1]	Gartner, Inc., “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 3Q09 Update,” September 15, 2009, Fabrizio Biscotti, et al, or the Gartner Report.
[2]	IDC, “Worldwide HCM Applications 2007 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management,” IDC #215584, December 2008.

Comprehensive Optimization and Productivity Platform. Our solutions synchronize and optimize a broad range of critical supply chain network business processes, including in-store operations, warehouse management, workforce management, inventory management and transportation management within the manufacturing, transportation, distribution and retail segments of supply chain networks. Our solutions provide our customers with enhanced visibility into and control over logistics, inventory and personnel, which they can use to improve the efficiency of their stores, warehouses and transportation networks. Our E2e solutions synchronize and optimize inventory and deploy employees throughout customers’ supply chain networks in order to increase their revenue opportunities while controlling inventory, transportation and personnel costs. We believe E2e is a differentiated platform that allows our customers to more effectively orchestrate the movement of workforce, inventory and transportation inside and outside their enterprises.

Industry-Specific Solutions. Our solutions are designed to address complex, industry-specific supply chain logistics challenges such as expiration dates for the food and beverage industry, store routing for retail, product recalls for the consumer goods industry, serial number controls for automotive and service parts industries, multi-customer storage and operations for third-party logistics providers, and theft and spoilage for the food service and hospitality sector. We pre-configure our solutions for specific industries to reduce the total cost of ownership for our customers relative to packaged software applications. Our professional services organization, with its deep industry expertise and experience and understanding of customers’ requirements and industry-specific supply chain network best practices, then implements and supports these solutions.

Advanced Technology Architecture. Our solutions are built on an open software platform and have a flexible SOA which facilitates integration of supply chain execution applications with each other and with other enterprise applications and simplifies configuration to accommodate customer-specific business processes. Our architecture also enables our products to be sold either as modules or as a bundled offering and to be progressively deployed as our customers’ business requirements evolve. We engineer our products to provide a common presentation layer that creates a consistent look-and-feel across all of our applications. Many of our applications are web-based and may be delivered on-demand, making them easily accessible and user-friendly for employees in warehouses and stores throughout the supply chain network.

International Expertise. Our platform reflects our substantial expertise in addressing enterprises’ complex international business and regulatory requirements such as trade regulation compliance, logistics in densely populated geographies and the coordination of widely dispersed, global supply networks. We have a strong base of local, native-language speaking employees who can help us establish and maintain strong relationships with customers in a number of international markets and assist our customers to expand the deployment of our solutions from their domestic facilities and operations to their international facilities and operations.

Our Business Strategy and Growth Opportunities

Our objective is to be the leading provider of productivity solutions that enable manufacturers, distributors and retailers to synchronize and optimize the management of workforce, inventory and transportation throughout the supply chain network and in retail stores. To achieve this objective we intend to:

Offer Expanded, Demand-Driven Capabilities for Supply Chain and Store Operations Productivity. E2 e’s design is driven by our customers’ need to manage logistics, workforce and inventory throughout their entire supply chain network, from manufacturing to the point of sale or consumption, based on actual consumer demand. Many of our customers, which include leading global enterprises, initially purchase our products to address a specific supply chain process. Once successful in solving a particular set of challenges, our customers often return to us for help in solving additional challenges over time as their business requirements evolve. We will continue to address the market need for more demand-driven optimization and productivity solutions that “pull” goods through the supply chain network based on actual consumer demand as well as “push” them based on forecasted or expected demand by further integrating our in-store operations products with our workforce management, warehouse management and transportation management solutions and by developing or acquiring new functionality.

Expand Industry-Specific Optimization and Productivity Solutions. We intend to continue to focus on developing, marketing and selling solutions that address complex and evolving industry-specific supply chain logistics requirements. Our ongoing dialogue with our large and loyal customer base also provides us with valuable insight into emerging industry trends and changing business requirements that we can incorporate into our product development plans in order to continue offering innovative solutions. We intend to further expand our solutions for a broad range of industries, including consumer goods, direct to consumer and traditional retail, food and beverage, high tech / electronics, third-party logistics, industrial / wholesale, petroleum and convenience stores, automotive and service parts, hospitality and pharmaceuticals, which we consider to be our primary markets.

For example, through our investment in RedPrairie Collaborative Flowcasting Group, LLC we have recently introduced a solution that we call flowcasting, which leverages point of sale data and allows retailers, suppliers and others in the supply chain network to collaborate and coordinate their activities in real time to meet consumer demand. The solution supports a process in which each node in the retail supply chain draws data on individual SKU sales from the store, allowing retailers, distributors and manufacturers in the supply chain network to collaborate and coordinate their activities in real time through a single multi-enterprise system to meet consumer demand. The flowcasting solution is capable of being integrated with supply chain execution systems including warehouse management, workforce management, and transportation management, along with in-store operations systems such as task management and inventory management. We also will continue to evaluate opportunities to expand into additional industries to expand the reach of our supply chain execution solutions.

Focus on High Growth Market Opportunities. We intend to continue to direct our investments to those customer requirements that we believe have the potential to generate the highest revenue growth, such as transportation management and retail workforce management. We believe that transportation management represents an under-served market and that there will be strong demand for software solutions that address all aspects of the transportation network in the face of increasing regulation and high fuel prices. We believe that workforce management requirements for the retail sector are also not well served by existing solutions. Our retail workforce management solutions provide us with a strong platform for addressing these requirements and, when combined with our task management and in-store operations capabilities, create what we believe is a comprehensive solution for optimizing the retail workforce. We will continue to look for similar high-growth opportunities.

Expand Our Presence in International Markets. During the year ended December 31, 2008 and for the nine months ended September 30, 2009, we generated 32.0% and 29.7% of our revenue, respectively, from sales to customers outside of the United States. We also seek to leverage our relationships with our existing customers to expand the deployment of our applications from their domestic facilities and operations to their international facilities and operations. We intend to further expand our product offerings and sales and marketing efforts in the international markets where we have an existing presence, such as India and China, while also entering new markets. We have substantial domain expertise and a strong set of products to help customers address complex international business and regulatory requirements such as trade regulations and logistics in densely populated geographies. We also have a base of local, native-language speaking employees who can help us establish and maintain strong relationships with customers in a number of international markets. Furthermore, our software solutions are easily adaptable to foreign language users providing for relative ease of implementation in non-English speaking countries. To date, we have deployed our solutions in 14 different languages in over 40 countries.

Expand Our Strategic Marketing Partnerships and Indirect Sales Channels. While historically we have sold our products and services globally through our direct sales organization, we intend to further broaden both our geographic reach and the types of enterprises we serve by developing strategic marketing partnerships and indirect sales network of resellers and third-party logistics providers. We intend to continue to invest to expand our strategic marketing partnerships and indirect sales channels to better serve mid-market customers, provide increased coverage around the world and expand into vertical markets.

Extend Our Hosted and On-demand Application Delivery Alternatives. In addition to installing our solutions on premises, we offer our solutions on both a hosted and on-demand basis. The hosted and on-demand solutions are especially well suited to the distributed nature of in-store operations, as our customers with such operations must be able to make scheduling, attendance, employee self-service and other applications widely accessible to their employees. These solutions are also used by many of our manufacturing and distribution management customers. We intend to continue to leverage our expertise in delivering our applications as an on-demand service and our established application-hosting infrastructure to extend our hosted and on-demand software offerings to more of the products we offer. This offering allows us to provide our customers with better access to highly functional solutions, especially those customers who have highly distributed supply chain networks with a large number of locations and who prefer not to install and maintain software applications or the associated hardware infrastructure on-premises.

Make Targeted, Strategic Acquisitions. We intend to complement our organic growth with strategic acquisitions of technologies, solutions and businesses that enhance and expand E2e. More specifically, we intend to pursue acquisitions that will provide us with complementary solutions and technologies, expand our geographic presence and distribution channels, enhance our industry-specific solutions and further solidify our leadership position within our primary markets. Through our past acquisitions, we have demonstrated the ability to identify complementary businesses, evaluate the underlying assets, successfully integrate them into our organization and portfolio of offerings and increase their contribution to our revenue over time. We expect to benefit from such experience in any future acquisitions.

Products and Services

E2e, our comprehensive platform of productivity solutions, synchronizes and optimizes the deployment of people and the distribution of products in the retail store and throughout the supply chain network based on forecasted and real-time consumer demand to ensure goods reach the right place at the right time. In the retail store, E2e provides consumers with access to desired products and ensures that the store is staffed with the right people to help them make their purchases. In the back room of the store, E2e directs the right people to perform stocking tasks at the right time, thereby reducing the amount of inventory and decreasing the frequency of situations when items are out of stock on the shelves while inventory is available in the stockroom. In the distribution network, E2e manages picking products from the warehouse and loading them onto trucks in the sequence that they will be unloaded at the store, and provides advanced notice of delivery. In the manufacturing environment, E2e optimizes suppliers’ and manufacturers’ resources and synchronizes shipments and production based on demand signals from the point of sale or consumption.

Our products provide the following functionality:

•	in-store operations management, including workforce and task management;

•	distribution and manufacturing workforce management;

•	inventory management and quality control from the store to the warehouse;

•	transportation management, including fleet, freight, dock, parcel manifesting and mobile resource; and

•	event management, visibility and performance management.

Solutions for Manufacturing

Our manufacturing solutions are used to seamlessly orchestrate and optimize activities within the manufacturing process from the receipt of supplier shipments, through production and then distribution. Our manufacturing solutions provide the following functionality:

Product	Functionality
Warehouse Management

Comprehensive warehouse management solution for:

•       receiving, staging and stock-keeping

•       manufacturing line support, bill-of-materials processing

•       picking and sequencing to manufacturing line

•       production line / finished goods receiving

•       raw material consumption and disposition

•       automated material handling equipment integration

Workforce Management

An optimization suite for manufacturing operations including:

•       workforce planning and reporting

•       key performance indicators

•       engineered workforce standards

•       employee training and auditing

•       preferred methods database

Transportation Management

A comprehensive transportation management system for:

•       acceptance of order shipment information

•       intelligent segregation of shipments based on specific characteristics, including delivery date requirements, size of shipment, product characteristics and carrier contract requirements

•       optimized load planning and building of multi-pickup, multi-stop shipment loads

•       tendering to carriers

•       track / trace processing

Build to Order	Demand synchronization, sequence management, synchronized fulfillment, agile delivery targeted at the automotive sector

Routing Optimization	Continuous optimization of load planning / building based off of a continuum of order shipment information and executed orders

Freight Management	Carrier invoice freight charge capture, payment and cost allocation

Tracking and Tracing	Acceptance or rejection of load tender, status message capture, and visual depiction of freight location

Duty Management	Import and export duty management, virtual bonded operations and reporting for revenue and customs regulations

Dock Management	Optimization and management of inbound / outbound dock doors based on load duration and carrier portal information

Visibility, Reporting and Performance Measurement	Web-based tools providing visibility, reporting and management with real-time access to a wide range of analytics and user-defined key performance indicators across the enterprise

We believe that our manufacturing solutions, on a stand-alone basis as well as when combined with our other product offerings, provide the following key benefits to our customers:

•	improvement of quality and safety as a result of workforce training, planning and management according to well defined standards and key performance indicators;

•	more efficient picking, packing and shipping operations, compliance management and real-time event management through integration of RFID technology;

•	reduction of cycle times and improvement of customer service levels by scheduling predictable deliveries to each destination;

•	optimization of order fulfillment by taking into consideration changing capacities and constraints, carrier contracts, trade regulations and customer requirement and service windows;

•	improved management of carrier contracts and commitments by balancing requirements and cost alternatives;

•	enhanced management of fleet assets, optimizing usage while reducing fuel consumption and driver costs;

•	ability to choose the most cost-effective transportation mode, carrier and routing, thereby reducing the transportation costs throughout the supply chain; and

•	reduction of configuration and customization by using pre-built industry specific templates.

For example, a global cosmetics manufacturer required a solution to manage the flow of raw materials from receiving, through the blending process to mixing finished product batches. It needed to issue the right materials to the right production lines and maintain the ability to track lot numbers and batches within each of their production runs to finished goods. After a careful evaluation of their ERP solution and other best-in-class solutions, the manufacturer selected our warehouse management solution to help manage this production process. Our warehouse management solution has the embedded capability to manage raw material inventory, blending processes and final production while maintaining lot and batch code integrity. The result was a significant reduction in raw material and obsolete inventory, improved production quality and lower operational costs for the customer.

Solutions for Distribution

We offer distribution solutions that help our customers optimize the movement of goods throughout the supply chain network, from the manufacturing site through the warehouse and all the way to the store shelf. Our distribution solutions provide the following functionality:

Product	Functionality
Warehouse Management

Comprehensive warehouse management solution for:

•       yard and dock management

•       receiving, staging and stock-keeping

•       order planning and optimization

•       picking, packing and replenishment

•       workflow optimization

•       staging and loading

•       automated material handling equipment integration

Workforce Management

An optimization suite for distribution operations including:

•       workforce planning and reporting

•       key performance indicators

•       engineered workforce standards

•       employee training and auditing

•       preferred methods database

Workforce Modeling	Automation of preferred workforce methods database, modeling and simulation of the impact of slotting changes on workforce productivity and costs

Slotting	A slotting module designed to determine best pick locations for inventory within a facility

Supplier Management	Advanced shipping notifications, receiving and shipping to/from partner (co-packers, temporary warehouse) facilities

Third-party Billing	Logistics activity tracking and associated cost calculations for transparent costing and billing administration

Inventory Sourcing	Distributed allocation optimization controlling a network of facilities via order line sourcing and fulfillment algorithms

Duty Management	Import and export duty management, virtual bonded operations and reporting for revenue and customs regulations

Quality Assurance Demand and Recall	Historical shipment and lot control database and features used to support real-time in-transit lot status management and recall of product throughout its lifecycle in the supply chain network

Yard Management	Receipt and shipment management outside of a distribution facility, but within an adjacent trailer yard

Transportation Management

A comprehensive transportation management system for:

•       acceptance of order shipment information

•       intelligent segregation of shipments based on specific characteristics, including delivery date requirements, size of shipment, product characteristics and carrier contract requirements

•       optimized load planning and building of multi-pickup, multi-stop shipment loads

•       tendering to carriers

•       track / trace processing

Product	Functionality

RFID Compliance	A series of modules that provide compliance functionality for RFID mandates, RFID enabled advance shipping notifications, receiving and shipping to/from partner facilities

Mobile Resource Management	Identification and tracking of mobile assets, usually via active RFID tags, for the purpose of asset recovery, theft prevention and/or quality control

Routing Optimization	Continuous optimization of load planning / building based off of a continuum of order shipment information and executed orders

Freight Management	Carrier invoice freight charge capture, payment and cost allocation

Tracking and Tracing	Acceptance or rejection of load tender, status message capture, and visual depiction of freight location

Dock Management	Optimization and management of inbound / outbound dock doors based on load duration and carrier portal information

Visibility, Reporting and Performance Measurement	Web-based tools providing visibility, reporting and management with real-time access to a wide range of analytics and user-defined key performance indicators across the enterprise

We believe that our distribution solutions, on a stand-alone basis as well as when combined with our other product offerings, provide the following key benefits to our customers:

•	increased inventory and fulfillment accuracy, and reduction of safety stock throughout the supply chain by managing inventory all the way to the store shelf;

•	significant industry-specific capabilities such as:

•	multi-company, multi-tenant capabilities for third-party logistics companies;

•	expiration date management for consumer packaged goods;

•	serialization, country of origin and revision-level tracking for technology;

•	store distribution and embedded parcel manifesting for retail and direct-to-consumer; and

•	extensive lot control and tracking for pharmaceutical companies.

•	more efficient picking, packing and shipping operations, compliance management and real-time event management through integration of RFID technology;

•	reduced cycle times and improvement of customer service levels by scheduling predictable deliveries to each destination;

•	optimization of order fulfillment by taking into consideration changing capacities and constraints, carrier contracts, trade regulations and customer requirement and service windows;

•	management of carrier contracts and commitments by balancing requirements and cost alternatives;

•	efficient usage of fleet assets and reduced fuel consumption and driver costs;

•	ability to choose the most cost-effective transportation mode, carrier and routing, thereby reducing the transportation costs throughout the supply chain network;

•	flexible and modular deployment options for a wide range of warehouse and distribution center requirements; and

•	reduction of configuration and customization by using pre-built industry specific templates.

For example, a global recreational vehicle manufacturer required a solution to reduce its growing transportation spend while increasing its percentage of on-time deliveries. This problem was particularly complex given a company with thousands of customers and millions of potential origin/destination combinations. It evaluated the industry’s leading transportation solutions and selected us as their partner. By using the carrier selection, load tendering and freight audit and payment processes built into our transportation management solution, the customer was able to lower its transportation expenditures by up to 5% in the first year.

Solutions for Retailing

Retailers leverage our solutions to lower their cost of operations, optimize their workforce, enhance customer service, and increase the availability of goods to drive revenue and gain control over operational expenditures. We offer highly integrated workforce management solutions, integrating in-store operations management solutions with optimized workforce scheduling, time and attendance, learning management and employee self- service solutions. For retailers that manufacture or distribute some or all of their products, our solutions can provide the functionality and benefits described in both “—Solutions for Manufacturing” and “—Solutions for Distribution.” Our retail solutions also provide the following functionality:

Product	Functionality
Workforce Management

An optimization suite for in-store operations including:

•       scheduling optimization

•       employee self-service

•       learning management

•       time and attendence

•       task management based on corporate initiative and inventory deliveries

Store Operations Management

Comprehensive retail inventory control solution for:

•       inventory control

•       budgeting and forecasting

•       replenishment and ordering

•       receiving

•       price book and promotions management

•       recipe and menu management

•       supplier management at the store level

Inventory Sourcing	Distributed allocation optimization controlling a network of facilities via order line sourcing and fulfillment algorithms

Quality Assurance Demand and Recall	Historical shipment and lot control database and features used to support real-time in-transit lot status management and recall of product throughout its lifecycle in the supply chain network

Slotting	A slotting module designed to determine best pick locations for inventory within a stock room

Advanced Tasking	Home delivery optimization for retailers

Visibility, Reporting and Performance Measurement	Web-based tools providing visibility, reporting and management with real-time access to a wide range of analytics and user-defined key performance indicators across the enterprise

We believe that our retail solutions, on a stand-alone basis as well as when combined with our other product offerings, provide the following key benefits to our customers:

•	improved consumer experience during the buying process;

•	better ability to capitalize on revenue opportunities;

•	greater control over workforce costs;

•	higher employee satisfaction and retention;

•	more effective and efficient execution of frequent in-store tasks such as receiving, shelf stocking and merchandising;

•	better visibility into workforce performance relative to industry standards;

•	opportunity to extend the store network to include new store locations; and

•	hosted web-based deployment to accommodate limited information technology infrastructure at the store.

For example, a specialty fashion retailer required solutions to improve conversion and customer experience by ensuring its best salespeople were on the floor to meet its customers at peak hours. It required detailed up-to-the-minute knowledge about point-of-sale activity where it could match up against sales associates’ availability and capability. After careful evaluation, the retailer selected our workforce management solution to help it solve the problem. This initiative enabled store managers to spend more time on the sales floor and led to higher conversion rates, increased revenue and a better customer experience.

Hosting

We offer hosting solutions for our applications, whereby we can service customers who seek the benefits of our applications without the need to manage and support the software and associated hardware themselves. To this end, we house the hardware and software in third-party facilities or in our own designated facilities, and provide access to the application over the Internet. We believe that providing hosting services is a valuable service to our customers, allowing them to focus on their core competencies and not on managing their technology solutions.

Professional Services

We provide comprehensive implementation, consulting, training and custom software development services to help our customers implement and integrate our products, take full advantage of the capabilities of our solutions and generate a high return on their investment in our products. While our products are pre-configured to reduce the amount of configuration and customization that is typically required to address these challenges with packaged software applications, we believe that our comprehensive productivity solutions must be configured to accommodate each customer’s particular requirements and business processes in order to be fully effective. Our professional services offerings leverage our extensive expertise and experience in complex supply chain and retail in-store operations and our thorough understanding of the specific requirements of a variety of industries. We sell these services in conjunction with the sale of new software licenses to new and existing customers and also on a stand-alone basis to existing customers.

Our implementation services are designed to facilitate rapid deployment of our software products, and include:

•	initial system installation and configuration;

•	software integration with ERP applications, order entry systems, databases and application servers;

•	hardware integration with point-of-sale systems, wireless devices, material handling equipment and employee kiosks; and

•	conversion and transfer of data from legacy systems.

Our professional services organization consists of business consultants, systems analysts and technical personnel with extensive industry-specific experience in store and supply chain operations. Our consultants assist customers in all phases of the implementation of our systems. Early in the implementation process our consultants establish measurable financial and logistical key performance indicators, which are consistently evaluated for conformance during and after implementation. We also partner with third-party consultants to assist our customers with certain project implementations.

Our training services are designed to ensure that our customers and their employees understand how to use and benefit from our products. We offer classroom, on-line and take-home courses for educating our customers on industry best practices, training end users on our products, training supervisors to then train their employees, training system administrators on installation and support of our products, and introducing customers to the industrial engineering standards which our products use to evaluate employee performance in the store, warehouse and transportation network.

In certain cases, we develop custom software functionality in partnership with customers to further extend the capabilities of our solutions to meet highly specialized customer-specific requirements.

Customer Support and Maintenance

We offer customer support services that include product maintenance and on-line support on a 24-hours-a-day, 365-days-a-year basis through telephone, electronic mail and web-based interfaces. Typically, we enter into support or maintenance contracts with customers for an initial one-year term, billed annually in advance, at the time of the product license with renewal for additional periods thereafter. Our maintenance agreements with our customers also provide the right to receive most product updates and enhancements to the products purchased by the customer. Over the last three years our annual worldwide post-contract support renewal rate has been over 90% as measured by revenue.

Technology and Product Development

Our software is based on the SOA which provides flexibility in deploying our software, connecting it to other systems our customers employ and mapping quickly to the specific business process flows of our customers’ operations. We provide a single graphical user interface, or GUI, across a majority of our software applications, enabling customers to use a familiar layout across multiple products and further emphasizing our commitment to a single system that manages the supply chain network end-to-end.

We have developed our products in conjunction with third-party partners to ensure that they interoperate with a number of computing platforms, including various operating systems, database platforms and hardware devices. We also provide an interface backbone and toolkits to minimize the effort and expense required to integrate our products and our customers’ ERP systems and other enterprise applications. The interface backbone also allows our applications to exchange data with each other and with our customers’ enterprise applications at the transaction level.

We employ the services of offshore development partners in China, India and Argentina in connection with our product development efforts.

Sales and Marketing

We sell our products and services primarily through our direct sales organization. Our direct sales organization targets large multi-national enterprises, as well as mid-sized enterprises. We plan to continue to invest to expand our sales and marketing organizations within the Americas, EMEA and APAC regions and pursue strategic marketing partnerships. We also sell our products indirectly through resellers. Our resellers generally sell in areas where we do not have a direct sales and services personnel presence.

Our typical sales cycle with a prospective customer begins with the generation of a sales lead through in-house telemarketing efforts, trade shows or other means of referral. The sales lead is followed by an assessment of the customer’s requirements, sales presentations and product demonstrations. Our sales cycle can vary substantially from customer to customer, but typically requires six to 12 months.

In addition to new customer sales, we sell additional solutions and consulting services to our existing customers to help them continue to optimize their supply chain networks as their businesses evolve and market and competitive conditions in their industries change.

We market our products and services to current and potential customers through various marketing programs. Our marketing programs include our corporate website, our annual users and partners conferences, lead generation campaigns, industry-specific sales training, webinars, direct mail and e-mail campaigns, trade shows and public relations.

Our global headquarters is located in Waukesha, Wisconsin, our EMEA headquarters is located in Stokenchurch, United Kingdom, and our APAC headquarters is located in Singapore. In addition, we have sales and service offices in Wisconsin, Minnesota, North Carolina, Georgia, Pennsylvania, Colorado, Belgium, France, Denmark, the Netherlands, India, Australia and China.

Customers

We serve a highly diversified customer base of more than 650 customers representing a broad range of organizations of all sizes, including Fortune 500 companies, multinationals and emerging mid-market enterprises. Our customer base includes companies that have purchased our products or services directly from us and through our reseller, consulting and marketing relationships, during the nine months ended September 30, 2009. Our customer base consists primarily of manufacturers, retailers, distributors and third-party logistics providers in the consumer packaged good, food and beverage, automotive, pharmaceutical and hospitality industries. Our customers include eight of the top 15 food and drug retailers, four of the top five food consumer products companies, three of the top four household and personal products companies, four of the top ten general merchandisers and specialty retailers, three of the top five petroleum companies and five of the top ten pharmaceutical companies, based on the 2009 list of Fortune Global 500 companies. No single customer accounted for more than 10% of our revenue in 2006, 2007 or 2008. As part of our analysis of our business, we consider the mix of sales to new and existing customers, the size of the transaction, as well as our maintenance retention rates.

Competition

The productivity software market is highly competitive and many of our competitors have established customer relationships and significant resources at their disposal. The main competitive factors affecting the market for our solutions include: the ability to provide solutions for managing the entire supply chain network, from the manufacturing facility to the point of sale or consumption; the ability to engage with and advise customers at a strategic level about their operational requirements and challenges; expertise in and focus on supply chain execution and logistics; domain expertise and product solutions tailored to the customer’s particular industry; technology platform; local sales, service and customer support operations; total cost of ownership; and customer satisfaction. We believe that we generally compete favorably with respect to these factors.

Our competitors vary in scale and scope ranging from large enterprise software vendors to providers of specialized point solutions. These competitors include:

•	software vendors such as Manhattan Associates, Inc. that primarily provide supply chain execution applications;

•	software vendors such as Kronos, Inc. that primarily provide HCM applications;

•

software vendors such as JDA Software Group, Inc. and i2 Technologies, Inc., which is being acquired by JDA Software Group, Inc., that primarily provide supply chain planning applications but also offer some supply chain execution capabilities;

•

large diversified enterprise software providers such as Infor Global Solutions, Ltd., Oracle Corporation and SAP AG that provide supply chain planning and execution capabilities as part of a broad application suite;

•	specialized application software vendors whose software typically address only certain aspects of SCM or HCM; and

•	IT departments of prospective customers capable of developing SCM or HCM applications customized to their businesses.

Acquisitions

Our management team has significant experience in successfully identifying, evaluating and integrating acquisition targets. Since January 1, 2004, we have completed seven acquisitions. We will continue to selectively pursue acquisitions to expand into new vertical industries, enhance our product and service offerings, extend our geographic reach and grow our customer base. Below is a summary of our strategic acquisitions completed since January 1, 2004:

•	Logistics Technology Group Limited (February 2004): provider of supply chain execution and warehouse management services, and which serves as our platform for our EMEA/APAC operations;

•	RangeGate Mobile Solutions Limited (October 2005): provider of retail-to-store home delivery software and mobile solutions for managing visibility, compliance and execution in stores and warehouses;

•	Alta A/S (January 2006): provider of manufacturing event management solutions for automotive suppliers with a premier build-to-order manufacturing planning technology;

•	MARC Global Holdings, Inc. (February 2006): provider of warehouse management solutions with a strong global footprint in Australia and Asia;

•

BlueCube Software, Inc. (July 2006): provider of operations management solutions for grocery, retail and food service operators, and which serves as the foundation for our workforce management and in-store operations business;

•	StorePerform Technologies, Inc. (January 2007): provider of store execution management software; and,

•	GEOCOMtms Inc. (March 2007): provider of logistics software and transportation management solutions focused on optimizing the complex routing, zoning and scheduling of large trucking fleets.

Intellectual Property

Our success and ability to compete are dependent, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we protect our proprietary technology through a combination of patent, copyright, trademark and trade secret laws, third-party confidentiality and non-disclosure agreements and additional contractual restrictions on disclosure and use. We also protect our intellectual property through the terms of our license agreements and by confidentiality agreements and intellectual property assignment agreements with our employees, consultants, business partners and advisors. We also claim rights in our trademarks and service marks. Certain of our marks are registered in the United States, Europe and Asia/Pacific region and we have filed applications to register certain other marks in these jurisdictions.

Employees

As of September 30, 2009, we had 1,117 employees, of which 1,051 employees were full-time. Of the full-time total: 724 were based in the United States, 278 were based in EMEA, and 49 were based in APAC, including 22 in India. Of the full-time total, 585 were in services, support and hosting, 245 were in product development, 119 were engaged in sales and marketing and 102 were in administrative functions. We believe that our relations with our employees are good. We have never had a work stoppage and none of our employees are subject to a collective bargaining agreement.

Properties and Facilities

Our executive offices are currently located in Waukesha, Wisconsin, where we lease approximately 100,000 square feet of space. We do not own any real property.

We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear. We believe that our current facilities have sufficient capacity to meet the projected needs of our business for the next 12 months.

The following table lists our significant leased properties and the inside square footage of those properties:

Location	Approx. Size
(square feet)
Waukesha, WI	100,000
Alpharetta, GA	80,000
Cary, NC	20,000
Eden Prairie, MN	13,000
Stokenchurch, U.K.	20,000
Singapore	3,000

We also maintain sales and services offices in North Carolina, Georgia, Pennsylvania, Colorado, Belgium, France, Denmark, the Netherlands, India, Australia and China.

Legal Proceedings

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

Executive Officers, Key Employee and Directors

The following table sets forth information concerning our executive officers, key employees and directors as of November 23, 2009.

Name	Age	Position
R. Michael Mayoras	47	President, Chief Executive Officer and Director
Martin Hiscox	49	President International and Vice Chairman of the Board of Directors
Paul J. Ilse	43	Executive Vice President and Chief Financial Officer
Laura L. Fese	46	Executive Vice President and Chief Legal Officer
Steve Stanislaus	52	Executive Vice President, Human Resources
James H. Hoefflin	47	Executive Vice President, Products and Marketing
Doug Braun	49	Executive Vice President, Services Americas
Chris Hickey	40	Executive Vice President, Sales Americas
Brenda Padgett	48	Chief Accounting Officer
David R. Golob	41	Chairman of the Board of Directors
Richard E. Allen	52	Director
Norman J. Balthasar	63	Director
Ezra Perlman	38	Director

Executive Officers Who Also Serve as Directors

Mr. Mayoras has served as our President and Chief Executive Officer and as a member of our board of directors since October 2007. Prior to becoming our Chief Executive Officer, Mr. Mayoras was our President, Americas from 2006 to 2007. Mr. Mayoras joined our executive team in early 2004 as our Executive Vice President, or EVP, Implementation Services and Support and also served from 2005 to 2007 as our EVP for Product Development. From 2001 to 2004, Mr. Mayoras was President of DigiTerra, a wholly-owned subsidiary of CIBER, a publicly-traded enterprise application and technology consulting company. Mr. Mayoras has held several other executive and senior management positions in sales and operations for various organizations and has more than 25 years of experience in the technology, consulting and software industries. Mr. Mayoras serves on the board of directors of a privately-held company. Mr. Mayoras holds an A.D. in Applied Sciences from Danville Area Community College.

Mr. Hiscox has served as our President International and as Vice Chairman of our board of directors and has been a member of our board of directors since October 2007. He is responsible for our EMEA and APAC regions. Mr. Hiscox joined us in 2004, following our acquisition of Logistics Technology Group Limited, or LTG. From 2001 to 2004, Mr. Hiscox served as the Chief Executive Officer of LTG. Prior to that time, he was the Managing Director of Symbol Technologies UK and served with other companies in the information technology sector. Mr. Hiscox holds an M.B.A. from Henley Management College and Brunnel University, a higher national certificate in Computer Studies from the University of Surrey and is a chartered IT professional and member of the British Computer Society.

Executive Officers Who Do Not Serve as Directors

Mr. Ilse has served as one of our EVPs, and our Chief Financial Officer since January 2007. He joined us in 2006 as EVP of Mergers and Acquisitions, following our acquisition of BlueCube Software, Inc., or BlueCube. From 2004 to 2006, Mr. Ilse served as the Chief Financial Officer of BlueCube. Prior to that time, he served as Vice President of Finance and Chief Accounting Officer of Radiant Systems, Inc. (NASDAQ: RADS) and in a variety of capacities at PriceWaterhouse LLP, a global leader in tax and advisory services, where he worked with middle market companies and technology firms. Mr. Ilse holds a Masters degree in Accounting and a B.S. in Business Administration from the University of North Carolina at Chapel Hill. He is a certified public accountant and a member of the American Institute of Certified

Public Accountants and the Georgia Society of Certified Public Accountants. He also serves on the Leadership Committee for the Technology Association of Georgia.

Ms. Fese has served as one of our EVPs and Chief Legal Officer since 2002. Ms. Fese is also our corporate secretary. From June 1998 to July 2002, Ms. Fese served as corporate legal counsel for Catalyst International, Inc., then a technology company focused on the design and implementation of warehouse management solutions. She also has served as an Assistant State’s Attorney for the Cook County (Illinois) State’s Attorney office from 1991 to 1998. Ms. Fese holds a B.A. in Political Science from Illinois State University and a J.D. from The John Marshall Law School, Chicago, Illinois.

Mr. Stanislaus has served as our EVP, Human Resources since 2004. He is responsible for supporting the development of our global organizational and human resources programs. From 2001 to 2004, Mr. Stanislaus served as Vice President, Human Resources at AbilityOne Corporation, a distributor of rehabilitation and assistive device products. Prior to 2001, he served in executive human resource roles within both privately- and publicly-held organizations, including Baxter International and The Bradford Group. Mr. Stanislaus holds a B.A. in Psychology from the University of Wisconsin and an M.B.A. and a Master of Labor and Industrial Relations from Michigan State University.

Mr. Hoefflin has served as our EVP, Products and Marketing since January 2008. From 2005 through 2007, he served as an executive business consultant through nextsevenLLC, a consulting company he founded in 2005. Prior to forming nextsevenLLC, Mr. Hoefflin served in various roles at our company from 1998 to 2005, including Senior Vice President of Product Development, Chief Technology Officer, Warehouse System Business Unit President/COO and Senior Vice President of Implementation Services. Mr. Hoefflin has more than 25 years of experience in the software and consulting industries, as well as over six years of experience in mergers and acquisitions. From 1990 to 1998, Mr. Hoefflin co-founded and served as President of Software Architects, Inc., a supply chain software provider. Mr. Hoefflin holds an A.D. in Computer Science from Gateway Technical Institute.

Mr. Braun has served as our EVP, Services Americas since December 2007 and is responsible for driving unified implementation, training and support experiences within the Americas region for all products. Mr. Braun joined us in 1994 and has held numerous positions, including roles in product development, implementation services, training, help desk and quality assurance. In 1996, while living in Brussels, he was instrumental in helping to establish our European presence. Prior to joining us, Mr. Braun spent 10 years in software development working in the insurance and medical industries. He has over 25 years of experience in the software industry. Mr. Braun currently serves as an adjunct professor of Mathematics at Mount Mary College and he holds a B.B.A. in Management Information Systems and an E.M.B.A. in International Business from the University of Wisconsin-Milwaukee.

Mr. Hickey has served as our EVP, Sales Americas since November 2008 and served as Vice President of our Sales Americas from 2002 to 2008. He is responsible for managing our Americas sales force focused on both new and existing business as well as leading presales, demand generation and hardware sales activities. Prior to joining us, Mr. Hickey served in various capacities at EXE Technologies Inc., a software company focused on supply chain execution processes, and i2 Technologies, Inc., a software and service provider of supply chain management solutions, and has more than 12 years of supply chain experience. His sales management career started at NCR. Mr. Hickey holds a B.S. in Business from the University of Maryland.

Non-Executive Directors

Mr. Allen has served as a member of our board of directors since August 2005. From 1990 to 2004, Mr. Allen served as the Senior Financial Executive of J.D. Edwards, an enterprise application software provider now owned by Oracle Corporation, and held several senior management positions and titles with J.D. Edwards from 1985 to 1990. While at J.D. Edwards, he served for 13 years as a member of J.D. Edwards’ board of directors. During his tenure at J.D. Edwards, Mr. Allen was involved in the management of the company’s finance, information technology, accounting, treasury, investor relations, acquisition, legal, real estate, human resource and administrative activities. He also helped lead the merger of J.D. Edwards and PeopleSoft, and assisted with integration of the two companies. Before joining J.D. Edwards, from 1982 to 1985 he served as Controller for Luff Exploration, an oil and gas exploration and production company, and from 1979 to 1981 he served as a senior accountant with Coopers & Lybrand, a public accounting firm. Mr. Allen currently serves as a member of the board of directors and a member of the audit and compensation committees of RightNow Technologies, Inc., a publicly-traded software company focused on customer relationship management solutions and on the board of directors of several privately held companies. Mr. Allen holds a B.S.B.A. in Accounting from Colorado State University.

Mr. Balthasar has served as a member of our board of directors since August 2005. From 2002 until 2008 when he retired, Mr. Balthasar was Chief Operating Officer of Fiserv Inc., a Fortune 500 global provider of IT solutions and electronic commerce systems for the financial services industry. Mr. Balthasar was a member of the management team that founded Fiserv in 1984, and under his leadership the company grew to a nearly $5 billion corporation acquiring more than 140 companies during his tenure. Prior to joining Fiserv, Mr. Balthasar handled major financial and commercial accounts for Unisys, a worldwide information technology company. Mr. Balthasar holds a B.S. in Mathematics from Fairfield University.

Mr. Golob has served as a member of our board of directors since April 2005. Since September 2001, Mr. Golob has been a Partner at Francisco Partners, a leading global private equity firm focused exclusively on investments in technology and technology-enabled services businesses, and an affiliate of ours. Prior to joining Francisco Partners, Mr. Golob was a Managing Director with Tiger Management from 1998 to 2000, a hedge fund where he was co-head of the global technology group. Prior to Tiger Management, he worked as a private equity investor focused on the software industry at General Atlantic Partners, an investment firm. Mr. Golob serves on the board of directors of several privately held companies. Mr. Golob holds an A.B. in Chemistry from Harvard College, summa cum laude, and an M.B.A. from the Stanford Graduate School of Business.

Mr. Perlman has served as a member of our board of directors since April 2005. Mr. Perlman is a Partner at Francisco Partners, a leading global private equity firm focused exclusively on investments in technology and technology-enabled services businesses, and an affiliate of ours. Prior to joining Francisco Partners in 2003, Mr. Perlman was a private equity investor with Battery Ventures, an investment company where he was involved in identifying, executing and managing private equity investments in software companies. Mr. Perlman serves on the board of directors of several privately held companies. He holds a B.A. in Mathematics from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

Key Employee

Ms. Padgett has served as our Chief Accounting Officer since June 2007. She joined us in 2006, following our acquisition of BlueCube, where she served as Corporate Controller from 2004 until 2006. Prior to that time, she served as Corporate Controller of Radiant Systems, Inc., and has held a variety of financial management positions with publicly traded and private software companies. Ms. Padgett holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill. She is a certified public accountant and a member of the Georgia Society of Certified Public Accountants.

Board Structure and Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently comprised of six directors, each of whom was elected as a director in accordance with the board of director composition provisions of a stockholders agreement. We expect that the stockholders agreement will be modified upon the completion of this offering to eliminate certain contractual obligations. See “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.”

Following the offering, our bylaws will provide that the authorized size of our board of directors is to be determined from time to time by resolution of the board of directors, and, at the time of completion of this offering,              members will be authorized. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors then in office, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from our board of directors until the incumbent director’s term of office expires.

Upon completion of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms:

•	and will serve in the class of directors whose terms will expire at our 2011 annual stockholder meeting;

•	and will serve in the class of directors whose terms will expire at our 2012 annual stockholder meeting; and

•	and will serve in the class of directors whose terms will expire at our 2013 annual stockholder meeting.

A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our board of directors in order to elect a majority of the members of our board of directors.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that              are independent directors under the applicable rules of the             . In reaching this determination, our board considered the fact that Mr. Balthasar provides general business consulting services to us for nominal consideration.

After completion of this offering, Francisco Partners will continue to control a majority of the outstanding shares of our common stock. As a result, we are a “controlled company” within the meaning of the              corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to use certain of these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the              corporate governance requirements.

The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Rule 10A-3 under the Exchange Act and the applicable rules of             , which require that our audit committee be composed of at least three members, one of whom is required to be independent as of the date of this offering, a majority of whom will be independent within 90 days of the date of this prospectus and each of whom will be independent within one year of the date of this prospectus.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate pursuant to committee charters that have been adopted by our board of directors.

Audit Committee

The audit committee currently consists of Messrs. Allen and Golob. Upon the completion of this offering,             ,              and              will serve on the audit committee. Mr.              will serve as chairman of the audit committee and also qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. Our board of directors has affirmatively determined that             ,              and             meet the definition of “independent directors” for the purposes of serving on the audit committee under the rules and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls and the financial information which we provide to stockholders and others. In their committee roles, however, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website upon completion of this offering.

Compensation Committee

The compensation committee currently consists of Messrs. Balthasar and Perlman. Upon the completion of this offering,             ,              and              will serve on the compensation committee.              will serve as the chairman of the committee. The compensation committee has established a subcommittee consisting of Messrs.              and              to perform any action required to be performed by a committee of “non-employee directors” pursuant to Rule 16b-3 under the Exchange Act and “outside directors” pursuant to Rule 162(m) under the Internal Revenue Code.

The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers. Our compensation committee also administers and has discretionary authority over the issuance of stock awards under our stock compensation plan. The compensation committee may, under certain circumstances, delegate its authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to stock option or other grants and awards made under our equity-based incentive plan. Even where the compensation committee has not delegated authority, our executive officers typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of stock options or other grants and awards. Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website upon completion of this offering.

Nominating and Corporate Governance Committee

We do not currently have a nominating and corporate governance committee. Following the completion of this offering, we intend to form a nominating and corporate governance committee consisting of             ,             , and             .              will serve as the chairman of the committee.

We expect the duties of the nominating and corporate governance committee to include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our corporate website upon completion of this offering.

Director Compensation

We pay each member of our board of directors, other than those who are our employees or employees or partners of our affiliates, an annual stipend of $30,000 annually for service on the board, with an additional $20,000 stipend for board committee chairs. Neither our executive officers who also serve as directors nor Messrs. Golob or Perlman (each of whom is affiliated with our majority stockholder, Francisco Partners) receives compensation for service as a director. In addition to cash compensation, each of Messrs. Balthasar and Allen received an option to purchase 34,412 shares of common stock when they joined our board of directors in 2005. These options vested as to 25% of the underlying shares on July 15, 2006 and vest as to the remaining underlying shares in equal monthly installments over the following 36 months, commencing August 31, 2006. Such options expire November 8, 2015 and have an exercise price of $10.00 per share. Our board of directors has approved a grant of restricted stock of 4,000 shares of our common stock to each of Messrs. Allen and Balthasar, effective immediately prior to this offering. These restricted stock awards will vest in 25% increments on each of the dates that is three months, six months, nine months and 12 months following the effective date of the grant.

The table below indicates the compensation paid to such directors in 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)		Total ($)
Norman J. Balthasar	$30,000	$15,595	$20,000	(2)	$65,595
Richard E. Allen	50,000	15,595	—		65,595

(1)	The amounts included in the “Option Awards” column do not reflect compensation actually received by the director but represent the compensation cost that was recognized by us in the year ended December 31, 2008, determined in accordance with authoritative guidance on stock-based compensation, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The valuation assumptions used in determining such amounts are described in note 16 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents amounts paid to Mr. Balthasar for consulting services provided to us during 2008.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee simultaneously served both as a member of the compensation committee and as an officer or employee of ours during 2008. None of our executive officers serves as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Code of Conduct and Ethics

Prior to the offering, our board of directors will adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this Compensation Discussion and Analysis, or CD&A, we present our philosophy, programs, and processes related to executive officer compensation, and specifically to compensation of our named executive officers, or NEOs, who are listed in the tables set forth below:

Name	Title
R. Michael Mayoras	President and Chief Executive Officer
Paul Ilse	EVP and Chief Financial Officer
Martin Hiscox	President International
Kim Eaton	EVP, Field Operations
James Hoefflin	EVP, Products and Marketing

For a complete understanding of our executive compensation practices you should review this CD&A in conjunction with the Summary Compensation Table and other compensation information that follows below.

The compensation committee has developed and implemented compensation policies, plans and programs that seek to enhance our profitability, and thus stockholder value, by aligning the financial interests of our senior management with those of our stockholders and by emphasizing pay-for-performance. Our compensation arrangements are designed to attract and retain the best available corporate officers and other key employees and to motivate them to perform to the full extent of their abilities, in the best long-term interests of our stockholders.

Compensation Philosophy and Objectives

As a private company, we have not historically had a formal compensation philosophy. In connection with the offer and sale of our shares of common stock to be sold in our initial public offering, our compensation committee and senior management have been working with outside consultants to develop such a philosophy and to implement compensation arrangements which reflect that philosophy. We continue to develop and refine the core elements of our compensation philosophy, which include the following principles:

•	a balanced offering of base pay, short-term variable cash and long-term cash and equity incentives is important for achieving our stockholder, company and individual executive goals;

•	base salaries must be competitive but, in general, we strive to pay at or near the median level of market compensation based on our peer group;

•	we are willing to pay above the median level for those components of executive compensation which most effectively align with the creation of long-term value for stockholders; and

•	the percentage of an executive’s total compensation that is “at risk,” should increase with his or her overall responsibilities, level and compensation.

Establishing Executive Compensation

Our compensation committee has sole decision-making authority related to compensation matters concerning our executive officers. The compensation committee considers a number of factors in determining the compensation of our executive officers. Such factors include, but are not limited to, individual and company performance, retention risk, and market competitiveness of total compensation opportunities. Our Chief Executive Officer, or CEO, provides input and recommendations to the compensation committee concerning executive officer compensation (with the exception of the CEO position), and attends compensation committee meetings at the request of the committee. However, our CEO is not present during discussion, or otherwise involved in the determination of any aspect of his own compensation.

The compensation committee also receives input from our independent compensation consultant, the Delves Group, concerning external benchmarking of executive officer compensation with respect to base salaries, cash incentive targets as well as long-term incentive pay. In 2007, we hired the Delves Group to complete a competitive benchmarking of our executive officer positions. We used this benchmarking process to compare the compensation of our executive officers to their competitive peer groups within and outside our industry.

Our compensation committee determined which companies to include in our peer group based on recommendations of our executive officer team and the Delves Group. The 20 peer group companies identified were either direct competitors or companies within the software or technology industry and considered to be a competitor for talent at the executive level. They were also viewed to be of a size that was considered appropriate for this analysis. The median revenue of the peer group for 2007 was approximately $213.0 million (as compared to our 2006 revenue of approximately $185.8 million) and ranged from a low of approximately $37.0 million to a high of approximately $578.0 million in revenue. The peer group used in the Delves Group analysis was composed of: Kronos Incorporated; Quest Software, Inc.; Progress Software Corporation; Eclipsys Corporation; Digital River, Inc.; Manhattan Associates, Inc.; i2 Technologies, Inc.; JDA Software Group, Inc.; Borland Software Corporation; Altiris, Inc.; Vignette Corporation; Witness Systems, Inc.; Datalink Corporation; Agile Software Corporation; Actuate Corporation; Secure Computing Corporation; Pegasystems Inc.; Mobius Management Systems, Inc.; American Software, Inc.; and Logility, Inc.

The data provided by the Delves Group does not drive our compensation decisions, but rather provides our compensation committee with an important gauge of our compensation practices relative to our peer group. The data provided by the Delves Group has also focused our compensation committee on areas where we might want to consider adjusting our compensation policies to make our compensation practices more competitive among our peer group.

Historically, we have targeted total cash compensation of all NEOs as a group to approximate the median range levels of our peer group, with additional upside opportunity for above-median compensation where consistent, high-level performance is instrumental in above-market levels of achievement on key business metrics. Based upon the benchmark data supplied in 2007, our 2008 compensation for NEOs was found to be at or slightly above, the median level for base salary and at the median level for annual cash incentive targets. Long-term incentive value for the NEOs was shown to be at the lower end of the median range, below the level we target for this component. In 2009, the Delves Group presented us with an updated analysis which showed that by that time, our annual cash incentive targets had fallen behind our peer group. See “2009 Cash Incentive Targets” below for a discussion of adjustments we then made with respect to our 2009 annual cash incentives.

We review and determine base salaries on an annual basis at the beginning of each year and review incentive targets when benchmark data with respect to cash compensation indicates a potential need for change, which has generally been less frequently than annually. Equity-related compensation is reviewed annually via the external benchmarking study, but we have not historically had an established annual grant process. Rather, recommendations for changes in executive officer equity participation have been made where either a change in responsibilities occurs and/or market competitive benchmark data indicate a need for change. In accordance with this practice, no executive officers received additional option grants in 2008.

NEO Role Changes

Several changes in our NEOs occurred in late 2007 and in 2008. In October 2007, Mr. Mayoras was promoted from President Americas to President and CEO. At the time Mr. Mayoras was promoted, he was granted an increase to his base salary, and target incentive and stock option grants commensurate with his new role. Also in October 2007, Mr. Hiscox, President International, assumed the additional role of Vice Chairman of our board of directors. Mr. Hiscox was granted an increase to his base salary as well as an additional grant of stock options in recognition of his contribution to the success of our international business.

Mr. Hoefflin rejoined us in January 2008 as EVP, Products and Marketing pursuant to an employment agreement we entered into with him in November 2007. Pursuant to such agreement, he was offered a base salary, annual incentive plan and a stock option grant commensurate with his role. Mr. Hoefflin has extensive industry experience and, served in manager and senior leadership roles with us for many years before leaving us in 2005 and then serving in a consulting capacity until rejoining us at the beginning of 2008.

In December 2008, Ms. Eaton resigned as EVP, Field Operations. Ms. Eaton had served as President of BlueCube prior to our acquisition of it in July 2006.

Components of Executive Compensation

Our executive officer compensation consists of the following principal components:

•	base salary;

•	annual cash incentives that are linked to business unit and/or corporate performance; and

•	long-term incentive awards in the form of equity-based compensation. Current equity-based compensation is in the form of stock option and restricted stock grants.

In addition, we offer executive perquisites only in a few instances and these have typically resulted from existing contractual commitments or geographic market practices. Examples of current additional benefits or perquisites provided include pension benefits, annual golf club fees, executive annual physical, automobile-related expenses (including automobile allowance, fuel cards and insurance), and enhanced disability insurance. In connection with new hires or upon amendment or renegotiation of existing executive employment agreements, we intend to deemphasize executive perquisites in the future.

Further discussion of the policies, current compensation and basis for awarding compensation to our executive officers for each of the components is presented below. The various components are presented separately but are viewed by the compensation committee both individually and as part of the total compensation package appropriate for the relevant position.

Base Salary

The base salary levels for our executive officers are an important part of their total compensation package and represent a key benchmark used in establishing relative parity externally. Base salary is a visible and stable foundation of our cash compensation program, yet it creates the least leverage for long-term success of our business. On a prospective basis, we will continue to evaluate the mix of fixed cash, variable cash, and long-term equity compensation to appropriately align the interests of our NEOs with our stockholders.

We consider several factors in setting the base pay of our executive officers. These include their experience and pay history, current responsibilities, competitive benchmark data, competitive labor market conditions and other factors viewed as relevant by the compensation committee.

Our objective is to target median levels of our peer group for base salaries of the NEOs as a group and on an individual basis. We believe that providing base salaries that are competitive with our peer group is important in order to attract and retain the most qualified executives. Actual base salaries show some variance around the median due to individual executive’s previous work history and competitive market conditions. Base salaries generally are reviewed annually and any adjustments generally take into consideration the recommendations of our CEO (except with respect to his own salary). Salary adjustments are made as a result of one or more of the following:

•	an increase in responsibilities of the executive;

•	benchmark data indicating a need to adjust salaries in order to remain appropriately positioned relative to comparative median levels;

•	business unit and/or corporate performance as well as individual contributions of the executive to our success; and

•	obligations that are part of individual employment agreements.

2008 Salaries. The following table reflects the 2008 base salaries for each of our NEOs:

Title	Name	2008 Base Salary
President and CEO	R. Michael Mayoras	$375,000
EVP and CFO	Paul Ilse	295,800
President International	Martin Hiscox	369,605	(1)
EVP, Field Operations	Kim Eaton (2)	280,500
EVP, Products and Marketing	James Hoefflin (3)	275,000

(1)	In this table as well as in the remainder of this document (except as specifically indicated), Mr. Hiscox’s compensation was converted from British pounds to U.S. dollars using the average of the exchange rates in effect on the last day of each month in 2008.
(2)	Ms. Eaton resigned on December 31, 2008.
(3)	Mr. Hoefflin rejoined us as an executive officer on January 1, 2008.

2009 Salaries. Upon the recommendation of our CEO and the approval of our compensation committee, NEO base salaries were not increased at the annual review of executive compensation in January 2009. This decision was made for the executive team as a whole, considering our challenging business environment and economic outlook for the year.

In August 2009, as a result of competitor hiring pressures internationally, our compensation committee reviewed and approved a base salary increase for Mr. Hiscox to ensure retention of his services. We increased his base salary from £200,000 to £250,000 effective August 1, 2009. The U.S. dollar equivalents of such base salaries on such date were $334,260 and $417,825, respectively, assuming an exchange rate of $1.6713 per British pound.

Annual Cash Performance Incentives

We consider annual cash performance incentives to be an important component of our pay-for-performance strategy. Historically, we have administered all executives at the same target percentage (50%) for the annual cash incentive plan. Based on feedback we received from the Delves Group, we know this is not common practice across our peer group of companies and that the 50% target level is low for several of our NEO positions. We have begun to address this as evidenced in the target percentage changes discussed under the heading captioned “—2009 Cash Incentive Targets.” We expect that additional increases may be considered in the future in order to bring some of our NEO’s annual cash incentive targets more in line with the market.

2008 Cash Incentive Targets. Our annual cash incentive program for 2008 was known as the Executive Leadership Team 2008 Incentive Compensation Plan, or the Executive Incentive Plan. Each of our NEO’s target incentive was 50% of base salary, with the potential for greater or smaller payments in the event of performance above or below target levels. Target levels were based on net income (loss), as adjusted to exclude the impact of interest, taxes, depreciation and amortization, purchase accounting revenue adjustments, foreign currency fluctuations, expenses related to stock-based compensation, investment banking advisory fees, restructuring and other expenses, which is used to determine compliance with the financial covenants in our credit agreements on a quarterly basis, and which we refer to as Bank EBITDA. The Executive Incentive Plan allowed for participants to earn 25% of the annual target incentive on a quarterly basis if target Bank EBITDA was met or exceeded for the relevant quarter. We believe that the use of Bank EBITDA provides consistency and comparability with our past financial performance, ensures focus on our debt covenants, and is consistent with our objective of tying annual incentives to metrics which support increasing stockholder value. If full target payout is not achieved on a quarterly basis, the participant is eligible to earn any missed quarterly target bonus by achieving a target Bank EBITDA performance on a cumulative basis.

We set the 2008 target during our annual budgeting process. As part of that process, our board of directors reviewed and approved our estimated revenue growth rate, margins, and expenses, as well as the overall budget for our business.

Executive officers were also able to earn overachievement incentives pursuant to the Executive Incentive Plan for performance in excess of the targeted levels if certain additional objectives were met. Overachievement incentive potential for the Executive Incentive Plan was established at 50% of base salary, such that the maximum 2008 annual cash incentive that could have been earned by any of our NEOs was 100% of base salary. For 2008, the target levels were tied to new software sales, software license revenues, and Bank EBITDA. If neither the new software sales target nor the annual software revenue target were met, a participant could still earn the maximum overachievement (50% of base salary) as a result of the achievement of Bank EBITDA above the targeted level for the full year, provided that Bank EBITDA was sufficiently high such that 25% of the excess would be enough to qualify participants for payments of up to 50% of their base salary.

Because full-year 2008 Bank EBITDA performance exceeded targeted levels and, alone, funded the excess necessary for the overachievement payment of 50% of participants’ base salary, the compensation committee approved payment of the full 50% target incentive to our executive officers, as well as the additional 50% incentive available for maximum overachievement.

Full-year payments under our Executive Incentive Plan payment for our NEOs for 2008 were as follows:

		Target Incentive		Overacheivement Incentive
Title	Name	Potential	Actual Paid	Potential	Actual Paid	Total Paid
President and CEO	R. Michael Mayoras	$187,500	$187,500	$187,500	$187,500	$375,000
EVP and CFO	Paul Ilse	147,900	147,900	147,900	147,900	295,800
President International	Martin Hiscox	184,803	184,803	184,802	184,802	369,605
EVP, Field Operations	Kim Eaton	140,250	131,484	140,250	131,484	262,968	(1)
EVP, Products and Marketing	James Hoefflin	137,500	137,500	137,500	137,500	275,000

(1)	The incentive plan payment for Ms. Eaton was reduced to reflect her shift from full-time to part-time status in the third quarter of 2008.

2009 Cash Incentive Targets. The updated 2008 competitive market survey completed by the Delves Group and presented to the compensation committee in February 2009, supported increased annual cash incentive targets for certain of our NEOs. Effective January 1, 2009, the compensation committee approved an increase in Mr. Mayoras’ target annual cash incentive percentage to 80% of base salary. At the same time, Mr. Hiscox’s annual cash incentive target percentage was increased to 65% and Messrs. Ilse and Hoefflin to 60% of their respective base salaries. The increases were intended to create some internal differentiation in target incentive percentages, reflecting the varying level and responsibility of each role, as well as aligning the variable cash component of compensation with the median levels for certain positions as compared to our peer group, for NEOs as a whole and on an individual basis.

2008 Discretionary Retention Bonus. In an effort to recognize the contributions of executive officers and to provide a retention mechanism for certain executives and senior managers during the current challenging economic period, in December 2008 the board of directors approved a special discretionary retention bonus for executive officers and certain senior managers. Amounts payable to NEOs and the payment tranches are indicated below:

Name and Title	Total Bonus	Payable 12/31/2008 (40%)	Payable 12/31/2009 (30%)	Payable 12/31/2010 (30%)
R. Michael Mayoras, President and CEO	$600,313	$240,125	$180,094	$180,094
Paul Ilse, EVP and CFO	377,340	150,936	113,202	113,202
Martin Hiscox, President International	471,674	188,670	141,502	141,502
James Hoefflin, EVP, Products and Marketing	255,823	102,329	76,747	76,747

Amounts indicated as payable in the future are payable only if the executive officer remains with our company through the payment dates indicated, provided that upon termination without cause, due to disability or death, resignation for good reason or a change in control, all outstanding payments become vested and immediately payable.

Ms. Eaton was not included in the retention bonus program in 2008 as she had previously announced her resignation.

Equity-Based Compensation

Equity-based compensation is viewed as a critical component of the total executive compensation program for aligning interests of key executives and managers with those of stockholders. We award equity-based compensation in the form of stock option grants in order to tie performance-based compensation directly to sustained increases in stockholder value. As further described below, we have also made awards of restricted stock to our NEOs.

We have not historically granted stock options to executive officers on a regular basis and do not have a formal grant policy. Rather, as is often the case at private companies, executive officers typically receive a grant as part of their initial offer of employment. This grant varies by position, reflecting the level of responsibility and overall experience of the individual, as well as the perceived value of the position within our company and our external peer group. In the future, we will evaluate our equity grant policy and establish a program consistent with our compensation philosophy.

Additional grants are typically made infrequently and most often at the time of promotion, increased responsibilities or related to a notable contribution to our company.

As a privately-held company, our stock options have historically been granted with an exercise price established as of the most recent valuation of the company by an independent external valuation company. Valuations were typically completed once per year or more frequently when deemed necessary.

To encourage retention and sustained commitment to our company, stock option grants generally vest over a period of four years, with the four-year options vesting as to 25% of the underlying shares by the first anniversary of the grant date and vesting as to the remaining underlying shares in equal monthly installments over the following 36 months. The stock plan permits but does not require accelerated vesting upon a change of control. Contractually, for the same reasons discussed below under “—Severance Arrangements,” we have committed to our NEOs in their employment agreements that the vesting of their grants would accelerate under certain circumstances in connection with a change of control. However, grants made to executive officers in April 2007 and October 2009 do not provide for automatic vesting upon a change of control, although our board of directors retains the discretion to accelerate vesting when and if appropriate.

Our board of directors has approved a grant of restricted stock to each of our NEOs, effective immediately prior to this offering. These awards were made in order to align our practices more closely with peer group long-term incentive levels, encourage retention, further align employee interests with those of stockholders, but with less dilution than had we used stock options, and, in the case of Messrs. Mayoras, Hiscox and Hoefflin, in order to encourage such executives to relinquish certain transaction bonus entitlements that were in effect prior to this offering. These restricted stock awards will vest in one-third increments on each of the dates that is six months, 18 months and 30 months following the effective date of the grant subject to accelerated vesting upon a change of control.

The following table reflects these restricted stock awards.

Name and Title	Number of Restricted Shares
R. Michael Mayoras / President, CEO and Director	75,000
Paul Ilse / EVP and CFO	35,000
Martin Hiscox / President International	50,000
James Hoefflin / EVP, Products and Marketing	25,000

Severance Arrangements

The specific terms of our severance and change in control arrangements are discussed and illustrated below under “—Potential Payments Upon Termination or Change in Control.” In order to attract and retain the highest quality executives, we have found it necessary and to the benefit of our company to enter into employment agreements with certain of these individuals. We have entered into employment agreements with each of the NEOs. These agreements provide for certain severance rights as well as certain other benefits which may be due to them in situations relating to the sale of all or a portion of our company or an initial public offering. We have concluded that such commitments are required to retain the continued service of NEOs and, in the case of any potential change in control of our company, to enable those NEOs to evaluate objectively the benefits to our stockholders of the transaction, notwithstanding its potential effects on their own job security.

Summary Compensation Table

The following table provides relevant information concerning the compensation of our NEOs for 2008.

Name and Principal Position	Year	Salary ($)		Bonus ($) (1)		Option Awards ($) (2)	Non-Equity Incentive Plan	Change in Pension Value		All Other Compensation ($)		Total ($)
R. Michael Mayoras / President, CEO and Director	2008	$375,000		$240,125		$455,773	$375,000	—		$56,698	(3)	$1,502,596

Paul Ilse / EVP and CFO	2008	295,800		150,936		656,540	295,800	—		9,894		1,408,970

Martin Hiscox / President International and Vice Chairman of Board of Directors	2008	369,605		188,670	(4)	315,303	369,605	$440,032	(5)	91,429	(6)	1,774,644

Kim Eaton / EVP, Field Operations	2008	274,521	(7)	—		593,719	262,968	—		9,265		1,140,473

James Hoefflin / EVP, Products and Marketing	2008	275,000		102,329		279,352	275,000	—		10,718	(8)	942,399

(1)	The amounts in this column represent discretionary bonuses payable under our 2008 Retention Bonus Plan discussed above and that vested with respect to 2008 service.
(2)

The amounts included in the “Option Awards” column do not reflect compensation actually received by the NEO but represent the compensation cost that was recognized by us in the year ended December 31, 2008, determined in accordance with authoritative guidance on stock-based compensation, but excluding any estimate of future forfeitures related to service-

based vesting conditions and reflecting the effect of any actual forfeitures. The valuation assumptions used in determining such amounts are described in note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	Mr. Mayoras’ perquisites included: (a) golf club membership and tax gross-up related thereto ($44,910); (b) 401(k) company matching contribution; (c) a taxable fringe benefit related to long-term disability insurance; and (d) taxable benefit to employee for attendance at the “President’s Club” event for high performers. He received no compensation for his service as a director.
(4)	This amount was calculated by multiplying the bonus payment by the conversion rate of British pounds to U.S. dollars in effect on the date of payment (1.4479). The calculation of the exchange rate conversion is different from that used elsewhere in this section, given that the focus here is on a specific point in time, as opposed to a period of time.
(5)	Reflects the change in the accumulated benefit obligation, or, ABO, in Mr. Hiscox’s pension scheme from January, 1, 2008 to December 31, 2008, multiplied by the conversion rate of British pounds to U.S. Dollars in effect on December 31, 2008 (1.4619). The calculation of the exchange rate conversion is different from that used elsewhere in this section, given that the focus here is on a specific point in time, as opposed to a period of time.
(6)	Mr. Hiscox’s perquisites included: (a) employer contribution to his pension ($44,353); (b) car allowance ($22,176); (c) reimbursement for road tax ($393); (c) fuel card; (d) private health insurance; (e) motor insurance; (f) annual medical checkup; (g) broadband allowance; (h) permanent health insurance (i.e. long-term sickness insurance coverage); and (i) taxable benefit to employee for attendance at the “President’s Club” event for high performers. He received no compensation for his service as a director.
(7)	Ms. Eaton’s base salary for 2008 was $280,500. She received less than that because she shifted to part-time status in the third quarter of 2008.
(8)	Mr. Hoefflin’s perquisites included: (a) 401(k) company matching contribution; (b) taxable benefit to employee for attendance at the “President’s Club” event for high performers; and (c) a taxable fringe benefit related to long-term disability insurance.

Grants of Plan-Based Awards for 2008

The table below presents the plan-based awards that our NEOs were eligible to receive for 2008. The amounts below represent the threshold, target and maximum amounts that could be earned under the non-equity Executive Incentive Plan, inclusive of the target and overachievement components of that plan. All payments owed under the Executive Incentive Plan for 2008 have been made. During 2008, we did not grant any equity awards to our NEOs.

Name	Estimated Future Payments Under Non-Equity Incentive Plan Awards ($) (1)
	Threshold ($) (2)	Target ($)	Maximum with Overachievement ($)
R. Michael Mayoras	$46,875	$187,500	$375,000
Paul Ilse	36,975	147,900	295,800
Martin Hiscox	46,201	184,803	369,605
Kim Eaton(3)	35,063	140,250	280,500
James Hoefflin	34,375	137,500	275,000

(1)	Includes the 2008 threshold, target and maximum payouts designated under our Executive Incentive Plan. For a discussion of the terms of such bonus plan and the amounts earned by our NEOs during 2008, see the “—Compensation Discussion and Analysis—Annual Cash Performance Incentives” above.
(2)	For 2008, the threshold level of Bank EBITDA achievement was 90% of target, at which level, 25% of the target incentive was earned.
(3)	These amounts reflect what Ms. Eaton would have been eligible to receive had she worked full-time throughout 2008.

Outstanding Equity Awards at 2008 Year-End

The following table provides information related to unexercised stock options for the NEOs, including those that were either fully vested but remained unexercised or were unvested and unexercisable as of December 31, 2008.

Name	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)		Option Exercise Price ($)	Option Expiration Date
R. Michael Mayoras	11/16/05	123,308	14,339	(3)	$10.00	11/16/15
	07/27/06	24,948	16,346		17.05	07/27/16
	04/26/07	10,090	10,969	(4)	17.05	04/26/17
	12/19/07	37,500	112,500		17.05	12/19/17

Paul Ilse	07/20/06	60,416	39,584		17.05	07/18/16
	10/04/06	20,312	17,188		17.05	10/04/16
	04/26/07	39,530	42,970	(4)	17.05	04/26/17

Martin Hiscox	11/16/05	123,308	14,339	(3)	10.00	11/16/15
	07/27/06	24,948	16,346		17.05	07/27/16
	04/26/07	10,090	10,969	(4)	17.05	04/26/17
	12/19/07	18,750	56,250		17.05	12/19/17

Kim Eaton (2)	10/04/06	20,312	17,188		17.05	03/31/09
	07/20/06	60,416	39,584		17.05	03/31/09
	04/26/07	29,947	32,553		17.05	03/31/09

James Hoefflin	12/19/07	74,576	74,576	(5)	17.05	12/19/17

(1)	Except as otherwise noted in the footnotes below, all options vest over a period of four years from the vesting start date with the options vesting as to 25% of the underlying shares at the end of the first year and vesting as to the remaining underlying shares in equal monthly installments over the following 36 months.
(2)	Ms. Eaton did not exercise any portion of her vested options within 90 days of her last day of employment (December 31, 2008). Accordingly, all options held by Ms. Eaton expired.
(3)	Option vested as to 25% of the underlying shares on May 23, 2006 and vests as to the remaining underlying shares in equal monthly installments over the following 36 months, commencing June 30, 2006.
(4)	Option vested as to 25% of the underlying shares on January 1, 2008 and vests as to the remaining shares in equal monthly installments over the following 36 months, commencing February 29, 2008.
(5)	Option vested as to 25% of the underlying shares on December 19, 2007 and vests as to the remaining underlying shares in equal monthly installments over the following 36 months, commencing January 31, 2008.

Pension Benefits for 2008

The table below provides value of defined benefit pension for Mr. Hiscox as of December 31, 2008. U.S.-based executives are not part of a defined benefit pension plan.

Name	Plan Name	Number of Years Credited Service (1)	Present Value of Accumulated Benefits (2)
Martin Hiscox	LIS Pension Scheme	25 5/12	$2,661,000

(1)	Mr. Hiscox joined a predecessor of LTG, a company we acquired in 2004, on November 30, 1984, and joined LTG’s pension scheme on September 11, 1985. He has been in the scheme since that time with the exception of a five month break in 1998. His “pensionable service” in LTG’s pension scheme is counted as complete years and months from September 11, 1985, with five months deducted in respect of his break in 1998, and two years and seven months added in respect of his transfer into the scheme.
(2)	Value was calculated using the accrued present pension value as of December 31, 2008 (£1,820,000) and multiplying this by the conversion rate of British pounds to U.S. dollars in effect on December 31, 2008 (1.4619). The calculation of the exchange rate conversion is different from that used elsewhere in this section, given that the focus here is on a specific point in time, as opposed to a period of time.

Agreements with NEOs

We have executed employment agreements with each of our NEOs. These agreements all contain the right to certain annual cash bonus opportunities, which cash bonus opportunities are effectuated each year through our annual executive officer performance incentive plans. Summaries of such employment agreements follow.

Mr. Mayoras

We entered into an employment agreement with Mr. Mayoras on October 26, 2007, and the agreement was subsequently amended on January 1, August 10 and November 23, 2009. Currently, Mr. Mayoras is entitled to receive $375,000 in annual base salary and is eligible for an incentive bonus of 80% of his base salary payable upon the achievement of certain performance goals as determined by our board of directors, with such incentive bonus to be paid on either an annual or quarterly basis, in our board of directors’ discretion. Mr. Mayoras is also eligible to participate in all employee benefit plans and vacation programs, and is entitled to certain perquisites as described in the footnotes to the Summary Compensation Table. For information relating to potential payments upon termination under Mr. Mayoras’ employment agreement, see the section captioned “—Potential Payments Upon Termination or Change in Control.”

Mr. Hiscox

We entered into an employment agreement with Mr. Hiscox on October 1, 2005, and the agreement was subsequently amended on January 5, 2007, October 26, 2007, January 1, 2009 and November 23, 2009. Currently, Mr. Hiscox is entitled to receive £250,000 in annual base salary (the U.S. dollar equivalent of such amount on the date such salary amount went into effect was $417,825, assuming an exchange rate of $1.6713 per British pound on such date) and is eligible for an incentive bonus of 65% of his base salary payable upon the achievement of certain performance goals. Mr. Hiscox is also eligible to participate in certain employee benefit plans for UK employees and vacation programs, and is entitled to certain perquisites as described in the footnotes to the Summary Compensation Table. For information relating to potential payments upon termination under Mr. Hiscox’s employment agreement, see the section captioned “—Potential Payments Upon Termination or Change in Control.”

Mr. Ilse

We entered into an employment agreement with Mr. Ilse on June 18, 2006, and the agreement was subsequently amended on January 31, 2007, and January 1, 2009. Pursuant to this agreement, Mr. Ilse is currently entitled to receive $295,800 in annual base salary, and is eligible for an incentive bonus of 60% of his base salary payable upon the achievement of certain performance goals. For information relating to potential payments upon termination under Mr. Ilse’s employment agreement, see the section captioned “—Potential Payments Upon Termination or Change in Control.”

Ms. Eaton

We entered into a severance agreement and general release with Ms. Eaton on December 26, 2008. Pursuant to this agreement, Ms. Eaton’s employment was terminated effective December 31, 2008. In exchange for the severance benefits she received, which are described below in the section entitled “Potential Payments Upon Termination or Change of Control,” Ms. Eaton agreed to release and discharge us and certain other interested parties from all claims, contracts, judgments and expenses which Ms. Eaton may have had against the released parties. She also agreed to a confidentiality provision which extends until December 31, 2010, a non-disparagement provision that indefinitely survives the termination of her employment, and non-competition and non-solicitation provisions that extend until December 31, 2009. For information relating to Ms. Eaton’s severance benefits, see the section captioned “—Potential Payments Upon Termination or Change in Control.”

Mr. Hoefflin

We entered into an employment agreement with Mr. Hoefflin on October 24, 2007, which was amended on January 1, 2009 and November 23, 2009. Currently, Mr. Hoefflin is entitled to receive $275,000 in annual base salary, and is eligible for an incentive bonus of 60% of his base salary payable upon the achievement of certain performance goals. For information relating to potential payments upon termination under Mr. Hoefflin’s employment agreement, see the section captioned “—Potential Payments Upon Termination or Change in Control.”

Potential Payments Upon Termination or Change in Control

We have entered into agreements with each of our current NEOs that provide payments and benefits to the executive in the event of his or her termination of employment under various circumstances, including a change of control.

The following tables reflect the amount of compensation payable to each of our NEOs upon:

•	an involuntary termination with “cause”;

•	a voluntary resignation without “good reason” or pursuant to “constructive termination,” as applicable;

•	a termination due to death;

•	a termination due to disability;

•	an involuntary termination without “cause;”

•	a resignation for “good reason” or pursuant to “constructive termination,” as applicable; and

•	an involuntary termination without “cause” or resignation for “good reason” following a change in control.

The amounts shown assume that such termination or change in control was effective as of December 31, 2008. The value reflected for the accelerated vesting of stock options is the intrinsic value of those stock options based on the difference between the exercise price for each option for which vesting is accelerated and an assumed change in control price equal to the midpoint of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus. The actual value that would be recognized by an NEO with respect to his or her stock options can only be determined at the time of exercise and could be affected by changes to the fair market value of our common stock following termination of employment or a change in control.

The tables below reflect amounts that would become payable to our NEOs under existing plans and employment agreements and arrangements, based on the assumptions set forth above. We have not included benefits that are available to all of our salaried employees on retirement, death or disability, including under our 401(k) savings plan, group and supplemental life insurance benefits and short-term and long-term disability benefits.

The actual amounts that would be paid upon an NEO’s termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below.

Executive Benefits and Payments Upon a Change in Control	Cash Severance(1)(2)		Bonus(3)(10)		Stock Options (Accelerated Vesting)		Retention Bonus(4)	Health Benefits
R. Michael Mayoras
Involuntary termination without cause or by the executive for constructive termination	$375,000	(1)	$375,000		$		$600,313	$12,141	(6)
Due to death or disability	—		375,000				600,313	—
Change of control without termination	—		—			(5)	600,313	—
Change of control with termination without cause or for constructive termination	562,500	(2)	375,000				600,313	18,212	(7)

Martin Hiscox
Involuntary termination without cause or by the executive for good reason	369,605	(1)	184,803	(10)			471,674	—
Voluntary termination without good reason	277,204	(8)	—				—	—
Due to death or disability	226,929	(9)	184,803	(10)			471,674
Change of control without termination	—		—			(11)	471,674	—
Change of control with termination without cause or for good reason	554,408	(2)	184,803	(10)			471,674	—

Paul Ilse
Involuntary termination without cause or by the executive for good reason	295,800	(1)	295,800			(12)	377,340	13,203	(14)
Due to death or disability	—		295,800				377,340	—
Change of control without termination	—					(13)	377,340	—
Change of control with termination without cause or for good reason	443,700	(2)	295,800				377,340	19,805	(15)

James Hoefflin
Involuntary termination without cause or by the executive for good reason	275,000	(1)	275,000				255,823	21,792	(17)
Due to death or disability	—		275,000				255,823	—
Change of control without termination	—		—			(16)	255,823	—
Change of control with termination without cause or for good reason	412,500	(2)	275,000				255,823	21,792	(17)

(1)	This amount represents continuation of base salary for a period of 12 months.
(2)	This amount represents continuation of base salary for a period of 18 months.
(3)	Represents the total incentive bonus paid under the 2008 Executive Incentive Plan for 2008; with respect to Mr. Hiscox, see footnote 10.
(4)	Represents an acceleration of the retention bonus installments payable under our 2008 Retention Bonus Plan.
(5)	Assumes the accelerated vesting of 154,154 shares subject to stock options in the event of a change in control; and based on $ , the mid-point of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus.
(6)	This amount represents the estimated cost to us to provide Mr. Mayoras with health benefits for a period of 12 months, based on COBRA rates in effect for 2009.
(7)	This amount represents the estimated cost to us to provide Mr. Mayoras with health benefits for a period of 18 months, based on COBRA rates in effect for 2009.
(8)	This amount represents payment equal to nine months of Mr. Hiscox’s base salary, payable for a period of six months.
(9)	This amount represents payment in lieu of notice of termination equal to six months’ base salary and our cost of providing Mr. Hiscox benefits for six months, payable upon a termination due to disability.
(10)	Represents a bonus equal to 50% of Mr. Hiscox’s base salary and assumes achievement of applicable performance targets.

(11)	Assumes the accelerated vesting of 97,904 shares subject to stock options in the event of a change in control; and based on $ , the mid-point of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus.
(12)	Assumes the accelerated vesting of 98,022 shares subject to stock options by two years in the event of a termination; and based on $ , the mid-point of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus.
(13)	Assumes the accelerated vesting of 99,742 shares subject to stock options in the event of a change in control; and based on $ , the mid-point of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus.
(14)	This amount represents the estimated cost to us to provide Mr. Ilse with health benefits for a period of 12 months, based on our contribution rates in effect for 2009 and excluding the active employee portion of premium payments.
(15)	This amount represents the estimated cost to us to provide Mr. Ilse with health benefits for a period of 18 months, based on our contribution rates in effect for 2009 and excluding the active employee portion of premium payments.
(16)	Assumes the accelerated vesting of 111,864 shares subject to stock options in the event of a change in control; and based on $ , the mid-point of the estimated per share offering price range of our common stock indicated on the cover page of this prospectus.
(17)	This amount represents the estimated cost to us to provide Mr. Hoefflin with health benefits for a period of 18 months, based on our contribution rates in effect for 2009.

Pursuant to her severance agreement and general release, which is further discussed above under the section captioned “—Agreements with NEOs,” the employment of Ms. Eaton, our former EVP, Field Operations was terminated effective December 31, 2008. Pursuant to such agreement, she is entitled to receive, and has been receiving, her base salary for 12 months following her termination date, and she also received a quarterly bonus for the fourth quarter of 2008, and an annual overachievement bonus for 2008. Ms. Eaton has also been receiving subsidized continuation of her group health insurance coverage and will continue to do so until December 31, 2009. As of the date of Ms. Eaton’s termination, she had received grants of three option awards from us in connection with her employment. Pursuant to the terms of her severance agreement and general release, because she did not exercise such options prior to March 31, 2009, all such options expired.

The following table describes the compensation paid upon the termination of Ms. Eaton, effective December 31, 2008.

Executive Benefits and Payments Upon Termination
Compensation:
Cash Severance	$280,500	(1)
FY 2008 Executive Incentive Plan	262,968	(2)

Benefits:
Health Benefits	14,534	(3)

Total:	$558,002

(1)	This amount represents continuation of Ms. Eaton’s base salary for a period of 12 months.
(2)	Represents the total incentive bonus paid under the 2008 Executive Incentive Plan for 2008.
(3)	This amount represents (a) the estimated cost to us to provide Ms. Eaton with health benefits for a period of 12 months, based on our contribution rates in effect for 2009 and excluding the active employee portion of premium payments and (b) employee assistance benefits for eight weeks with the full cost paid by us.

Employee Benefit Plans

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of the employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plan are described below.

2005 Stock Incentive Plan

General

Our board of directors and stockholders approved the amendment and restatement of our 2005 Stock Incentive Plan, as amended and restated, the 2005 Stock Incentive Plan on November 23, 2009 and             , respectively. The following is a discussion of the 2005 Stock Incentive Plan as so amended and restated, and is qualified in its entirety by the text of the 2005 Stock Incentive Plan.

Awards granted under the 2005 Stock Incentive Plan may be incentive stock options, non-qualified stock options, stock appreciation rights, or SARs, restricted stock units, restricted stock grants, unrestricted stock grants and performance awards. Each award is subject to the terms and conditions set forth in the 2005 Stock Incentive Plan as amended and to those other terms and conditions specified by the Administrator (defined below) and memorialized in a written award agreement.

Shares Subject to the 2005 Stock Incentive Plan

Subject to adjustment in certain circumstances as discussed below, the 2005 Stock Incentive Plan authorizes up to              shares of our common stock for issuance pursuant to the terms of the 2005 Stock Incentive Plan. We intend to increase the number of shares of common stock authorized for issuance pursuant to the 2005 Stock Incentive Plan prior to the completion of this offering. The aggregate number of shares of our common stock subject to stock options or SARs granted under the 2005 Stock Incentive Plan during any calendar year to any one participant shall not exceed             . To the extent that an award is settled in cash or a form other than shares of common stock, the shares that would have otherwise been delivered do not count against the shares available for issuance under the 2005 Stock Incentive Plan. Shares of common stock that are subject to stock options or SARs that expire, are canceled or terminated without having been exercised, as well as shares that are subject to restricted stock awards, restricted stock unit awards and performance awards that are forfeited prior to the vesting of such shares, will again be available for grants under the 2005 Stock Incentive Plan. Shares that are exchanged or withheld as full or partial payment in connection with any award, as well as any shares exchanged or withheld to satisfy any tax withholding obligations, will be available for subsequent awards under the 2005 Stock Incentive Plan.

Upon or in contemplation of any reclassification, recapitalization, stock split or reverse stock split, any merger, combination, consolidation or other reorganization, any split-up, spin-off, or similar extraordinary dividend distribution in respect of our common stock, any exchange of our common stock or of our other securities, or any similar, unusual or extraordinary corporate transaction in respect of our common stock, or a sale of substantially all of our assets, the Administrator shall:

(1)	proportionately adjust any or all of:

(a)	the number of shares of common stock or the number and type of other securities that thereafter may be made the subject of awards;

(b)	the number, amount and type of shares of common stock (or other securities or property) subject to any or all outstanding awards;

(c)	the grant, purchase, or exercise price of any or all outstanding awards; and

(d)	the securities, cash or other property deliverable upon exercise or vesting of any outstanding awards; or

(2)	settle for a cash payment or for the assumption, substitution or exchange of any or all outstanding awards (or the cash, securities or other property deliverable to the holder(s) of any or all outstanding Awards) based upon the distribution or consideration payable to holders of the common stock upon or in respect of such event.

Administration

The 2005 Stock Incentive Plan is administered by and all awards under the 2005 Stock Incentive Plan are authorized by the Administrator. The “Administrator” means our board of directors or one or more committees appointed by our board of directors, or another committee to administer all or certain aspects of the 2005 Stock Incentive Plan, including the compensation committee of our board of directors or a committee thereof consisting solely of at least two individuals who are intended to qualify as “Non-Employee Directors” within the meaning of Rule 16b-3 under the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Code. The Administrator has full authority to grant awards and determine the terms of such awards, including the persons to whom awards are to be granted, the type and number of awards to be granted and the number of shares of our common stock to be covered by each award and broad authority to interpret the 2005 Stock Incentive Plan and related award agreements. The Administrator also has full authority to specify the time(s) at which awards will be exercisable or settled, make fair market determinations and determine vesting acceleration rights. Our board of directors or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more of our officers, the powers to designate the officers and employees who will receive grants of awards, and to determine the number of shares subject to, and the other terms and conditions of, such awards.

Eligibility

Employees, directors, consultants and other service providers to our company and our affiliates are eligible to participate in the 2005 Stock Incentive Plan; provided, however, that only our employees are eligible to receive incentive stock options.

Stock Options

The Administrator may grant options qualifying as incentive stock options, or ISOs, within the meaning of Section 422 of the Code and/or other stock options (not qualifying as ISOs) in accordance with the terms and conditions set forth in the 2005 Stock Incentive Plan.

The exercise price of any stock option granted under the 2005 Plan shall be determined by the Administrator and may not be less than the fair market value of our common stock at the time of grant. The Administrator determines the option exercise period for each option, provided that the exercise period of any option may not exceed ten years from the date of grant. Vesting for each option is also determined by the Administrator.

Generally, payment of the option exercise price may be made (1) in cash, check or electronic funds transfer, (2) third-party payment in such manner as may be authorized by the Administrator, (3) the delivery of previously owned shares of our common stock, (4) by a reduction in the number of shares of our common stock otherwise deliverable pursuant to the award and (5) pursuant to a “cashless exercise”. The participant must pay the option exercise price and the amount of withholding tax due, if any, at the time of exercise. Shares of our common stock are not issued or transferred upon exercise of the option until the option price and the withholding obligation are fully paid.

Stock Appreciation Rights

The Administrator may grant SARs in accordance with the terms and conditions set forth in the 2005 Stock Incentive Plan. The grant of a SAR provides the holder the right to receive the appreciation in value of the common stock subject to the SAR between the date of grant and the date of exercise. Upon the exercise of a SAR, a participant will be entitled to receive, in either cash and/or shares of our common stock (as determined by the Administrator) an amount equal to the excess, if any, of (1) the fair market value of our common stock covered by the SAR as of the date the SAR (or portion of such SAR) is exercised, over (2) the fair market value of our common stock covered by the SAR as of the date such SAR was granted. The Administrator determines the SAR exercise period for each SAR, provided that the exercise period may not exceed ten years from the date of grant. Vesting for each SAR is also determined by the Administrator.

Effects of Termination of Service with Our Company

Generally, unless provided otherwise in the award agreement, the right to exercise an option or SAR, to the extent vested and exercisable, terminates three months following termination of the participant’s employment or provision of services to us for reasons other than death, disability or termination for “cause,” as defined in the 2005 Stock Incentive Plan. If the participant’s employment or provision of services terminates due to death or disability, unless provided otherwise in the Award Agreement, the right to exercise an option or SAR, to the extent vested and exercisable at termination, terminates on the earlier of 12 months following such termination and the award’s original expiration date. If the participant’s relationship with us is terminated for “cause,” any option or SAR not already exercised is automatically forfeited as of the date of such termination.

Stock Awards

The Administrator is authorized to grant awards of restricted stock and unrestricted stock. The restrictions imposed on restricted shares (which may be based on performance criteria, passage of time or other factors or any combination thereof) will be determined by the Administrator. An award of restricted stock will either vest or be forfeited not more than 10 years after the date of grant. Unless otherwise provided in the applicable award agreement, a participant receiving restricted stock is entitled to voting rights for such shares even if they are not vested, but such rights terminate immediately as to any restricted stock which cease to be eligible for vesting. Unless otherwise provided in the applicable award agreement, a participant receiving restricted stock will be entitled to cash dividends or distributions paid in respect of the restricted stock while those shares remain unvested only if and when the restricted stock giving rise to such dividends or distributions becomes vested. Shares of restricted stock that do not vest will be forfeited to us.

Restricted Stock Unit Awards

Our Administrator is authorized to issue restricted stock units, or RSUs, pursuant to the terms of the 2005 Stock Incentive Plan. A RSU is a contractual promise to issue shares, or make a cash payment equal to the value of shares, in an amount equal to the fair market value, determined at the time of distribution, of the shares of our common stock subject to the award, at a specified future date, subject to the fulfillment of specified vesting conditions. Prior to settlement, a RSU carries no voting or dividend rights or other rights associated with stock ownership. A RSU award may be settled in shares of our common stock, cash, or in any combination of shares and cash, as determined by the Administrator.

Performance Awards

The Administrator is authorized to grant performance awards under the 2005 Stock Incentive Plan, which may be denominated as a number of shares of common stock, cash or a specified number of other awards (or a combination thereof). Generally, performance awards require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition of awards being granted, settled or becoming vested under the 2005 Stock Incentive Plan, or as a condition to accelerating the timing of such events.

Performance awards intended to constitute “qualified performance-based compensation” under Section 162(m) of the Code will be granted by a compensation committee of our board of directors consisting solely of at least two individuals who are intended to qualify as “outside directors” within the meaning of Section 162(m) of the Code. The maximum amount of performance awards during a calendar year to any participant shall be              shares of our common stock while the maximum amount of cash awards made during a calendar year to any participant shall be             .

The performance criteria associated with the grant, vesting and settlement of a performance award will be based on one or more of the following: (1) the attainment of certain target levels of, or a specified percentage increase in: revenue; income before taxes and extraordinary items; net income; net income adjusted to exclude the impact of interest, taxes, depreciation, amortization, purchase accounting revenue adjustments, foreign currency fluctuations, expenses related to stock-based compensation, investment banking advisory fees restructuring and other expenses, which we refer to as Bank EBITDA; income from operations; earnings before income tax; earnings before interest, taxes, depreciation and amortization; earning per share; after-tax or pre-tax profits; operational cash flow, return on capital employed or returned on invested capital; after-tax or pre-tax return on stockholders’ equity; new software sales; software license revenues; the price of our common stock or a combination of the foregoing; (2) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, our bank debt or other public or private debt or financial obligations; and/or (3) the attainment of a certain level of, reduction of, or other specified objectives with regard to limiting the level in or increase in all or a portion of controllable expenses or costs or other expenses or costs. Performance goals may be established on a company-wide basis, or with respect to one or more of our business units, divisions, affiliates or products. In addition, performance goals may be established in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

At the time a performance goal is established, a performance award may specify that adjustments will be made to the applicable performance goal to take into account the impact of one or more of the following: (1) gain or loss from all or certain claims and/or litigation and insurance recoveries; (2) the impairment of tangible or intangible assets; (3) stock-based compensation; (4) extraordinary, unusual or infrequently occurring events reported in our public filings; (5) restructuring activities reported in our public filings; (6) investments, dispositions or acquisitions; (7) gain or loss from the disposal of certain assets; (8) gain or loss from the early extinguishment, redemption or repurchase of debt, (9) changes in accounting principles that become effective during the performance period; or (10) such other specified items, provided that such adjustment does not cause a performance award intended to constitute qualified performance-based compensation under Section 162(m) of the Code to cease to so qualify. Each of the adjustments described in this paragraph may relate to our company in its entirety or to any subsidiary, division or other operational unit of our company, as determined at the time the performance goals are established. Adjustments will be made as necessary to any business criteria related to the common stock to reflect changes in corporate capitalization, such as stock splits and reorganizations.

The adoption, disclosure and approval of the foregoing performance criteria are intended to enable the issuance of awards that will constitute “qualified performance-based compensation” exempt from the deduction limitations of Section 162(m) of the Code.

Unless provided for in the applicable award agreement or otherwise determined by the administrator, awards are not transferable or assignable except by will or by the laws of descent and distribution.

Amendment and Termination of the 2005 Stock Incentive Plan

Our board of directors may, at any time, terminate, amend, modify or suspend the 2005 Stock Incentive Plan, in whole or in part. Any amendment that increases the aggregate number of shares of our common stock that may be issued or transferred under the 2005 Stock Incentive Plan, or changes the class of individuals eligible to participate in the 2005 Stock Incentive Plan, is subject to approval by our stockholders. No amendment, suspension or termination of the 2005 Stock Incentive Plan affecting any outstanding award shall, without written consent of the affected participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or our obligations under any outstanding award.

Change of Control of Our Company

If we are a party to certain corporate transactions, including certain mergers or asset sales, the Administrator may, in its sole and absolute discretion, accelerate the vesting of outstanding awards. Generally, upon any such transaction, each then-outstanding award (whether or not vested and/or exercisable) will terminate, subject to the Administrator’s providing for the survival, substitution, assumption, exchange or other continuation or settlement of such award. In the case of stock options that will not survive or be substituted for, assumed, exchanged, or otherwise continued or settled in connection with applicable corporate transactions, the holder of such award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise the outstanding and vested stock options before the termination of the award.

Equity Incentive Grants in Connection with Initial Public Offering

Our board of directors has approved grants of restricted stock under the 2005 Stock Incentive Plan to Messrs. Allen and Balthasar, two of our directors, and certain of our executive officers, effective, in each case, immediately prior to this offering. Messrs. Allen and Balthasar were each granted 4,000 shares of restricted common stock and they will vest in 25% increments on each of the dates that is three months, six months, nine months and 12 months following the effective date of the grant. Our executive officers were granted an aggregate of 245,000 shares of restricted common stock, including the shares granted to NEOs discussed under the caption “Equity-Based Compensation,” and each of these grants will vest in one-third increments on each of the dates that is six months, 18 months and 30 months following the effective dates of the grants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since January 1, 2006, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Amended and Restated Stockholders Agreement

We entered into an amended and restated stockholders agreement, dated July 20, 2006, with Francisco Partners, Erez Goren and certain other stockholders. The stockholders agreement defines our relationship with certain stockholders and the rights and obligations of these stockholders and terminates upon the earliest of (1) July 20, 2026, (2) our dissolution, liquidation or winding up, (3) the sale of the company and (4) the approval of the termination of the agreement by us, the holders of more than 50% of the outstanding shares of our series A preferred stock and Mr. Goren. We expect that the stockholders agreement will be modified upon the completion of this offering to eliminate certain contractual obligations.

Prior to the completion of this offering, the stockholder parties to the stockholders agreement have preemptive rights with respect to the issuance of certain additional securities, are subject to transfer restrictions of shares of our capital stock held by such parties and have certain co-sale rights. In addition, until we become a reporting company under the Exchange Act, we must furnish annual and quarterly and/or monthly financial statements to each stockholder party as soon as practicable after the end of the applicable reporting period.

Subject to certain rights and conditions, if our board of directors and Francisco Partners approve a sale of us, each stockholder party is required to participate in the sale and consent to the sale, waive appraisal rights and take all actions necessary to complete the sale. In addition, under the stockholders agreement, all stockholder parties must vote their shares to elect or remove any directors as designated by Francisco Partners. In accordance with this provision, Messrs. Golob and Perlman have been elected to our board of directors. Stockholder parties are also required to approve all board of director proposed amendments to our amended and restated certificate of incorporation to increase the authorized shares of any series or class of our capital stock.

Amended and Restated Registration Rights Agreement

On July 20, 2006, in connection with the execution of the stockholders agreement, we entered into an amended and restated registration rights agreement, which was subsequently amended on October 16, 2006, with Francisco Partners and Mr. Goren. Under the registration rights agreement, we have granted Francisco Partners and Mr. Goren certain rights to register shares of our common stock that they own for sale under the Securities Act. Francisco Partners may require that we register the offer and sale of some or all of their shares after the date upon which the registration statement of which this prospectus forms a part has been declared effective. Francisco Partners are entitled to make up to four such demands for registration. We are obligated to pay all expenses in connection with such registration (other than underwriting commissions or discounts). During any 12 month period, however, we may delay the filing or effectiveness of any requested registration for a period of up to 90 days if (1) we are engaging or have fixed plans to engage in a firm commitment underwritten public offering for our own account within 30 days of a registration request and all of the shares requested to be registered are included in the offering, (2) our board of directors determines that a registration would interfere with a material transaction involving us, or (3) within the last 45 days, we have completed a firm commitment underwritten public offering for our own account and all of the shares requested to be registered were included in the offering.

In addition to the demand registration rights, if we propose to register the offer and sale of any shares of our common stock under the Securities Act for our own account or the account of any other person, the stockholder parties to the registration rights agreement may require that we include some or all of their shares in that registration. The underwriter of any offering of our securities proposed to be made under this provision may limit the number of shares of our stock owned by the stockholder parties to be included in the registration under certain circumstances. We are obligated to indemnify the stockholder parties and any underwriter, and the stockholder parties are required to indemnify us, for certain liabilities in connection with offerings conducted under the registration rights agreement.

The stockholder parties are also entitled to request an unlimited number of registrations of their registrable shares pursuant to a registration statement on Form S-3 (or any successor form) if and when we become qualified to use such form.

Our obligations to register our registrable shares of common stock owned by Francisco Partners and Mr. Goren terminate when there are no longer any registrable shares outstanding.

Advisory Agreement with Francisco Partners, L.P.

On May 23, 2005 we entered into an advisory services agreement with Francisco Partners, L.P. On July 6, 2006, we entered into an amendment to the advisory services agreement. Pursuant to the terms of the advisory services agreement, we have agreed to pay Francisco Partners, L.P. fees in providing us with certain advisory services. We are obligated to pay Francisco Partners, L.P. an annual advisory fee equal to $1.0 million per year through March 23, 2015 and to also reimburse Francisco Partners L.P. and its affiliates for reasonable out-of-pocket expenses. The parties have agreed to terminate the advisory services agreement upon the completion of this offering. During 2006, 2007, 2008 and through September 30, 2009 we incurred fees payable to Francisco Partners L.P. of $1.2 million, $1.0 million, $1.1 million and $0.8 million, respectively, pursuant to the terms of the advisory services agreement. In addition, we incurred fees payable to Francisco Partners L.P. of approximately $1.0 million during 2006 related to advisory services in connection with our acquisition of BlueCube.

Sublease Agreement with Hi-Rez Studios, Inc.

In July 2006, we entered into a sublease agreement with Hi-Rez Studios, Inc., a company owned by Mr. Goren, a holder of more than 5% of our common stock, to sublease a portion of our office space located in Alpharetta, Georgia. During 2006, 2007, 2008 and the nine months ended September 30, 2009, we received approximately $31,000, $201,000, $193,000, and $145,000, respectively, as sublease rent from Hi-Rez Studios, Inc.

Consulting Agreement with nextsevenLLC

During 2006 and 2007, nextsevenLLC, an entity controlled by Mr. Hoefflin, our EVP, Products and Marketing, provided consulting services to us. During 2006, 2007 and 2008 we paid nextsevenLLC approximately $320,000, $547,000 and $37,000, respectively. nextsevenLLC ceased providing consulting services to us upon Mr. Hoefflin’s rehire.

Familial Relationships

Mr. Balthasar’s son is an employee of ours, joining us in May 2003. During 2006, 2007, 2008 and the nine months ended September 30, 2009, we paid Mr. Balthasar’s son $58,883, $91,271, $152,824 and $79,263, respectively, in salary and commission for his services.

Indemnification Agreements and Directors and Officers Liability Insurance

Our amended and restated bylaws limit the personal liability of our directors to us or our stockholders for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. A general description of these provisions is contained under the heading “Description of Capital Stock—Indemnification and Limitation of Director and Officer Liability.” In addition, we intend to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We also intend to enter into agreements to indemnify our directors and executive officers. A general description of the provisions of these agreements is contained under the heading “Description of Capital Stock—Indemnification and Limitation of Director and Officer Liability.”

Our Policies Regarding Related Party Transactions

In                     , we adopted a written statement of policy with respect to related party transactions, which is administered by our audit committee. Under our related party transaction policy, a “Related Party Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving less than $              when aggregated with all similar transactions, or transactions that have received pre-approval of our audit committee. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our related party transaction policy, a Related Party Transaction may only be consummated or may only continue if:

•	our audit committee approves or ratifies such transaction in accordance with the terms of the policy; or

•

the chair of our audit committee pre-approves or ratifies such transaction and the amount involved in the transaction is less than $            , provided that for the Related Party Transaction to continue it must be approved by our audit committee at its next regularly scheduled meeting.

If advance approval of a Related Party Transaction is not feasible, then that Related Party Transaction will be considered and, if our audit committee determines it to be appropriate, ratified, at its next regularly scheduled meeting. If we decide to proceed with a Related Party Transaction without advance approval, then the terms of such Related Party Transaction must permit termination by us without further material obligation in the event our audit committee ratification is not forthcoming at our audit committee’s next regularly scheduled meeting.

Transactions with Related Persons, though not classified as Related Party Transactions by our related party transaction policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables present information regarding the beneficial ownership of our common stock as of November 23, 2009 by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers named in the section of this prospectus captioned “Executive Compensation—Summary Compensation Table”;

•	all our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, which attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of November 23, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

As reflected in the tables, percentage ownership before this offering is determined using 13,044,716 shares of common stock outstanding, which is based on the number of shares outstanding as of November 23, 2009, assuming the conversion of all of the outstanding shares of our preferred stock into 12,974,833 shares of our common stock. Percentage ownership after the offering reflects the issuance of              shares of common stock in this offering by us. The information assumes no exercise of the underwriters’ overallotment option. Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise noted below, the address for each beneficial owner listed on the table is c/o RedPrairie Holdings, 20700 Swenson Drive, Waukesha, WI 53186.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner	Number	Percent	Number	Number	Percent
5% Stockholders
Francisco Partners (1)	11,700,000	89.7%
Erez Goren (2)	1,340,033	10.3

Directors and Named Executive Officers
R. Michael Mayoras (3)	263,272	2.0
Martin Hiscox (4)	225,772	1.7
Paul Ilse (5)	175,257	1.3
Jim Hoefflin (6)	111,864	*
Kim Eaton	—	*
David R. Golob (1)	11,700,000	89.7
Richard E. Allen (7)	34,412	*
Norman J. Balthasar (8)	34,412	*
Ezra Perlman	—	*
All Directors and Executive Officers as a Group (12 persons) (9)	12,870,905	90.5

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.
(1)	Includes 11,575,777 shares of common stock issuable upon the conversion of series A preferred stock held by Francisco Partners, L.P. (“FP I”), 57,000 shares of common stock issuable upon the conversion of series A preferred stock held by Francisco Partners Fund A, L.P. (“FPFA”) and 8,721 shares of common stock issuable upon the conversion of series A preferred stock held by FP Annual Fund Investors, LLC (“FPAFI” and, together with FP I and FPFA, the “Francisco Funds”). Francisco Partners GP, LLC is the general partner of FP I and FPFA. Francisco Partners Management, LLC is the manager of FPAFI. With respect to the shares of our capital stock held by the Francisco Funds, a group of persons currently composed of David Golob, Dipanjan Deb, David Stanton, Neil Garfinkel, Keith Geeslin and Benjamin Ball exercises voting and investment power over the shares beneficially owned by the Francisco Funds. Each of Messrs. Golob, Deb, Stanton, Garfinkel, Geeslin and Ball disclaims beneficial ownership of the shares held by the Francisco Funds, except to the extent of their respective pecuniary interest therein. The address of each of the entities listed above is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(2)	Includes 1,333,333 shares of common stock issuable upon the conversion of series A preferred stock held by Mr. Goren. The address of Erez Goren is 3905 Brookside Parkway, Alpharetta, Georgia 30022.
(3)	Includes 263,272 shares of our common stock issuable upon exercise of options held by Mr. Mayoras that may be exercised within 60 days of November 23, 2009.
(4)	Includes 225,772 shares of our common stock issuable upon exercise of options held by Mr. Hiscox that may be exercised within 60 days of November 23, 2009.
(5)	Includes 175,257 shares of our common stock issuable upon exercise of options held by Mr. Ilse that may be exercised within 60 days of November 23, 2009.
(6)	Includes 111,864 shares of our common stock issuable upon exercise of options held by Mr. Hoefflin that may be exercised within 60 days of November 23, 2009.
(7)	Includes 34,412 shares of our common stock issuable upon exercise of options held by Mr. Allen that may be exercised within 60 days of November 23, 2009.
(8)	Includes 34,412 shares of our common stock issuable upon exercise of options held by Mr. Balthasar that may be exercised within 60 days of November 23, 2009.
(9)	Includes 1,133,616 shares of our common stock issuable upon exercise of options held by all directors and executive officers that may be exercised within 60 days of November 23, 2009.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our forms of amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus is part.

General

Upon completion of this offering, our authorized capital stock will consist of              shares, par value $0.001 per share, with              of those shares designated as common stock and              of those shares designated as preferred stock.

At September 30, 2009, we had outstanding 66,950.1673 shares of our common stock and 1,297,483.3334 shares of our series A preferred stock. Our common stock and series A preferred stock was held by five and four stockholders of record, respectively. Immediately prior to the completion of this offering, all of our outstanding shares of series A preferred stock will be converted into ten shares of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Subject to the rights of any class of stock having a preference as to dividends, holders of shares of our common stock are entitled to receive dividends as may be declared by our board of directors from time to time in its discretion from funds legally available therefor. There are no preemptive, subscription, conversion, redemption or sinking fund provisions applicable to our common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to the liquidation preference of any outstanding shares of preferred stock. All the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

The rights, preferences and privileges of holders of our common stock are subject to and may be affected by, the rights of the holders of any shares of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation that will become effective upon completion of this offering will authorize the issuance of up to              shares of preferred stock with such designations, rights, powers and preferences as may be determined from time to time by our board of directors, including dividend rights, conversion rights, voting rights, liquidation preferences and the number of shares constituting a series of preferred stock, any or all of which may be greater than the rights associated with our common stock. Our board of directors has the authority to make these determinations and issue these preferred shares without any further vote or action by our stockholders.

The issuance of preferred stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of our common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of common stock and impair the voting and other rights of the holders of our common stock. The issuance of preferred stock, or even the ability to issue preferred stock, may have the effect of delaying or preventing our change of control and may cause the market price of our common stock to decline. Immediately after the completion of this offering, no shares of our preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Equity Incentive Awards

As of September 30, 2009, we had outstanding options to purchase 2,114,707 shares of our common stock. The weighted average exercise price of the outstanding options is $14.63 per share. We have              shares remaining available for issuance pursuant to our 2005 Stock Incentive Plan.

Indemnification and Limitation of Directors and Officer Liability

As permitted by Section 102 of the Delaware General Corporation Law, or DGCL, we intend to adopt provisions in our amended and restated certificate of incorporation and bylaws that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law and that we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties.

Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated certificate of incorporation or Section 145 of the DGCL would permit indemnification. We intend to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

In connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which provide for indemnification that is broader than the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The underwriting agreement also provides for indemnification by the underwriters of our officers and directors for specified liabilities under the Securities Act of 1933.

Anti-takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering could make it more difficult to acquire us or even prevent us from being acquired by means of a tender offer, a proxy contest or otherwise, or to remove our incumbent directors and officers. These provisions, which we have summarized below, are intended to discourage certain takeover practices that could be coercive or result in inadequate takeover bids, to encourage persons seeking to acquire control of us to first negotiate a transaction with us and to enhance the likelihood of continued stability in the composition of our board of directors and executive management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging third parties from initiating a tender offer for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts and also may have the effect of preventing changes in our executive management.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which is an anti-takeover statute. Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203’s requirements. In general, a “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder and an “interested stockholder” is a person who (together with affiliates and associates), owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s outstanding voting stock. The applicability of this provision to us would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for your shares.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action to be taken by our stockholders must be taken at a duly called annual or special meeting and may not be taken by written consent without a meeting.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or upon a resolution duly adopted by upon the affirmative vote of a majority of our entire board of directors, and not by our stockholders.

Election of Directors

Our amended and restated certificate of incorporation and bylaws provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiring party obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

No Cumulative Voting

The DGCL provides that stockholders do not have a right to cumulate their votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation expressly eliminates cumulative voting. The combination of Francisco Partners’ ownership of a significant portion of our issued and outstanding common stock and lack of cumulative voting will make it more difficult for our other stockholders to replace our board of directors or for another party to obtain control of us by replacing our board of directors.

Board Size; Filling of Vacancies

Our amended and restated certificate of incorporation and bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly-created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation or removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Amendments to Organizational Documents

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation and bylaws otherwise provide. Our amended and restated certificate of incorporation provides that amendment of certain terms of our amended and restated certificate of incorporation would require approval by the holders of at least 66 2/3 % of our then outstanding capital stock.

Registration Rights

For a discussion of registration rights by certain of our stockholders, see “Certain Relationships and Related Party Transactions—Amended and Restated Registration Rights Agreement.”

Listing

We intend to apply to list our common stock on                      under the trading symbol “     .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on                     , we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of              and after giving effect to the conversion of all outstanding shares of our preferred stock,              shares of our common stock will be outstanding, or              shares of common stock if the underwriters exercise their overallotment option in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ overallotment option, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand–off provisions described below, beginning more than 180 days after the date of this prospectus.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any such shares for resale to the public.

Lock-up Agreements

We, our directors and officers, the selling stockholders and the other holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the Merrill Lynch, Fenner, Pierce & Smith Incorporated and Credit Suisse Securities (USA) LLC, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting—No Sales of Similar Securities.”

Merrill Lynch, Fenner, Pierce & Smith Incorporated and Credit Suisse Securities (USA) LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Merrill Lynch, Fenner, Pierce & Smith Incorporated and Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the registration requirements of the Securities Act. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of September 30, 2009, 1,750 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of September 30, 2009, options to purchase a total of 2,114,707 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S–8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of approximately 13,040,033 shares of our common stock, will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect to be treated as a U.S. person.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including without limitation:

•	banks, insurance companies or other financial institutions;

•	pass-through entities (e.g. partnerships), or persons who hold our common stock through pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	controlled foreign corporations or passive foreign investment companies;

•	regulated investment companies;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the U.S.; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (or an entity treated as a partnership for U.S. tax purposes, such as an LLC) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

We have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash distributions on our common stock in the foreseeable future. Distributions we pay, if any, to a non-U.S. holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. federal income tax purposes. To the extent distributions exceed our current and accumulated earnings and profits for U.S. federal income tax purposes, they will constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale or Other Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be provided by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a non-U.S. holder must (1) provide us with an IRS Form W-8BEN certifying the non-U.S. holder’s entitlement to benefits under that treaty or (2) if common stock is held through foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

Special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including IRS Form W-8ECI or any successor form, with the payor of the dividend. Such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30%, or a reduced rate as may be specified by an applicable income tax treaty, on its “effectively connected earnings and profits,” subject to certain adjustments.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above also may apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States; or

•

we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the             .

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, and the tax withheld with respect to such dividends. This information may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed at a current rate of 28% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on any dividends we pay unless the holder certifies, among other things, its status as a non-U.S. holder (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form), or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, among other things, its status as a non-U.S. holder (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form), or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person, including a foreign branch of such person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (2) the foreign partnership is engaged in a U.S. trade or business;

information reporting, but not backup withholding, will apply in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can generally be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as the joint bookrunning managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc.
Needham & Company, LLC

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities arising from any untrue statement of a material fact included in, or the omission of a material fact from, this prospectus, the registration statement of which this prospectus is a part or any free writing prospectus, as well as settlement payments or other expenses related to any litigation, investigation or proceeding by any governmental agency, or claim based upon any such untrue statement or omission. We and the selling stockholders have also agreed to contribute to payments the underwriters may be required to make in respect of such liabilities. The indemnification and contribution obligations of our company and the selling stockholders shall not apply to liabilities arising from any untrue statement or omission made in reliance upon written information furnished to us by the underwriters.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to RedPrairie and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to RedPrairie	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $             million.

Overallotment Option

We and the selling stockholders have granted options to the underwriters to purchase up to additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and officers, the selling stockholders and all of our other equity securityholders have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	file or cause to be filed a registration statement related to any of the foregoing; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our business occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived in writing by the representatives.

Listing

We expect the shares to be approved for listing on the                      under the symbol “            .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly-traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development;

•	other relevant or appropriate factors; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the representatives may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the representatives of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the representatives’ option to purchase additional shares in the offering. The representatives may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the representatives will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The representatives must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the representatives in the open market prior to the completion of the offering.

The representatives may also impose a penalty bid on underwriters and selling group members. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Similar to other purchase transactions, the representatives’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market-Making

In connection with the offering, the underwriters and selling group members may engage in passive market-making transactions in the common stock on the                      in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, for which they have, or will receive, customary compensation. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our first lien term facility. In addition, an affiliate of Credit Suisse Securities (USA) LLC is the counter-party to our interest rate swaps.

Selling Restrictions

EEA/UK

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Buyer’s Representation: Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai

Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

Pepper Hamilton LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of common stock offered hereby for us. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2007 and 2008 and for each of the two years in the period ended December 31, 2008 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements for the one year period ended December 31, 2006 included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock to be sold in this offering, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a web site at www.redprairie.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

RedPrairie Holding, Inc. and Subsidiaries

Index

Page(s)

Reports of Independent Registered Public Accounting Firms	F-2

Annual Consolidated Financial Statements

Annual Consolidated Balance Sheets as of December 31, 2007 and 2008	F-4

Annual Consolidated Statements of Operations for the years ended December 31, 2006, 2007, and 2008	F-5

Annual Consolidated Statements of Convertible Redeemable Preferred Stock and Changes in Stockholders’ Deficit for the years ended December 31, 2006, 2007, and 2008	F-6

Annual Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007, and 2008	F-7

Notes to Annual Consolidated Financial Statements	F-8

Schedule II—Valuation and Qualifying Accounts	F-39

Interim Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009	F-40

Condensed Consolidated Statements of Operations for the Nine Months ended September 30, 2008 and 2009	F-41

Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2008 and 2009	F-42

Notes to Condensed Consolidated Financial Statements	F-43

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

RedPrairie Holding, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of RedPrairie Holding, Inc. and Subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP Atlanta, Georgia

April 9, 2009, except Notes 13, 14, and the adoption of guidance for uncertain tax positions as discussed in Note 15, which are as of November 25, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

RedPrairie Holding, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of operations, convertible redeemable preferred stock and changes in stockholders’ deficit, and cash flows of RedPrairie Holding, Inc. and Subsidiaries (the Company) for the year ended December 31, 2006. Our audit also included the financial statement schedule for the year ended December 31, 2006 listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related 2006 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 16 and Note 17 to the financial statements, the Company changed its method of accounting for stock-based compensation effective January 1, 2006, and its method of accounting for pension benefits effective December 31, 2006, respectively.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

April 27, 2007, except for Notes 13 and 14, as to which the date is November 25, 2009

RedPrairie Holding, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2007	2008
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$13,326	$46,589
Accounts receivable, less allowance for doubtful accounts of $2,031 and $2,734 in 2007 and 2008, respectively	45,678	47,509
Unbilled accounts receivable	5,005	6,150
Prepaid expenses and other current assets	8,738	7,086
Deferred tax assets	3,674	7,562

Total current assets	76,421	114,896

Property and equipment, net	6,751	7,847
Goodwill	216,571	204,006
Intangible assets, net	136,628	117,003
Deferred tax assets	—	728
Other assets	6,520	6,082

Total assets	$442,891	$450,562

Liabilities, convertible redeemable preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$10,896	$8,482
Accrued expenses	19,811	21,622
Deferred revenue	22,901	27,618
Taxes payable	2,148	1,524
Current portion of long-term debt	1,700	19,009
Other current liabilities	347	1,374

Total current liabilities	57,803	79,629

Long-term debt	235,850	216,841
Deferred tax liabilities	23,271	22,231
Long-term deferred revenue	3,933	4,471
Pension liability	4,772	3,752
Other long-term liabilities	11,548	17,955

Total liabilities	337,177	344,879

Commitments and contingencies (Note 18)

Convertible redeemable preferred stock, $0.001 par value	142,948	142,948
Authorized: 1,320,000 shares of series A preferred stock as of December 31, 2007 and 2008
Issued and outstanding: 1,297,483 shares of series A preferred stock as of December 31, 2007 and 2008
Liquidation preference: $137,122 as of December 31, 2007 and $145,679 as of December 31, 2008

Stockholders’ deficit
Common stock; $0.001 par value; 15,500,000 shares authorized; 66,950 shares issued and outstanding as of December 31, 2007 and 2008	—	—
Additional paid-in capital	(21,138)	(16,270)
Accumulated deficit	(18,481)	(7,741)
Accumulated other comprehensive income (loss)	2,385	(13,254)

Total stockholders’ deficit	(37,234)	(37,265)

Total liabilities, convertible redeemable preferred stock, and stockholders’ deficit	$442,891	$450,562

The accompanying notes are an integral part of these consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years ended December 31,
	2006	2007	2008
	(in thousands, except share and per share data)
Revenue
Software license	$23,367	$36,900	$48,441
Post-contract support and hosting	43,479	68,548	78,418
Professional services	83,390	116,251	130,030
Hardware and other	35,598	31,531	35,971

Total revenue	185,834	253,230	292,860

Cost of revenue
Software license	142	578	354
Amortization of acquired software	6,851	8,381	8,252

Total cost of software license	6,993	8,959	8,606

Post-contract support and hosting	13,424	27,148	33,940
Professional services	49,624	72,022	78,667
Hardware and other	28,925	26,606	30,424

Total cost of revenue	98,966	134,735	151,637

Gross profit	86,868	118,495	141,223
Operating expenses
Research and development	19,176	22,567	27,446
Sales and marketing	27,474	40,131	42,144
General and administrative	30,351	27,738	26,134
Depreciation and amortization	6,022	8,282	7,777

Total operating expenses	83,023	98,718	103,501

Income from operations	3,845	19,777	37,722
Interest expense, net	18,095	23,369	18,365
Other income (expense), net	(58)	507	226

Income (loss) before income taxes	(14,308)	(3,085)	19,583
Income tax provision (benefit)	(3,796)	845	8,843

Net income (loss)	(10,512)	(3,930)	10,740

Dividends on convertible redeemable preferred stock	(7,889)	(7,373)	(8,558)

Net income (loss) attributable to common stockholders	$(18,401)	$(11,303)	$2,182

Earnings (loss) attributable to common stockholders per common share:
Basic	$(298.93)	$(170.14)	$32.59

Diluted	$(298.93)	$(170.14)	$0.81

Weighted average common shares outstanding:
Basic	61,557	66,432	66,950

Diluted	61,557	66,432	13,225,359

The accompanying notes are an integral part of these consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Consolidated Statements of Convertible Redeemable Preferred Stock and Changes in Stockholders’ Deficit

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
			(in thousands, except share data)
Balance as of December 31, 2005	1,164,150	$116,415	58,500	$—	$584	$(1,075)	$1,282	$791

Common stock issued to acquire business	—	—	6,700	—	133	—	—	133
Issuance related to the acquisition of business	133,333	26,533	—	—	—	—	—	—
Issuance to chief executive officer	5,000	995	251	—	5	—	—	5
Stock-based compensation	—	—	—	—	775	—	—	775
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	—	(1,705)	(1,705)
Comprehensive loss:
Net loss	—	—	—	—	—	(10,512)	—	(10,512)
Change in cumulative translation adjustment	—	—	—	—	—	—	871	871

Comprehensive loss	—	—	—	—	—	—	—	$(9,641)

Balance as of December 31, 2006	1,302,483	$143,943	65,451	$—	$1,497	$(11,587)	$448	$(9,642)

Cash dividends on convertible redeemable preferred stock and common stock	—	—	—	—	(24,380)	—	—	(24,380)
Common stock issued upon the exercise of stock options	—	—	234,831	—	16	—	—	16
Repurchase and retirement of capital stock	(5,000)	(995)	(233,332)	—	(1,505)	—	—	(1,505)
Stock-based compensation	—	—	—	—	3,234	—	—	3,234
Cumulative effect adjustment due to adoption of FIN No. 48	—	—	—	—	—	(2,964)	—	(2,964)
Comprehensive loss:
Net loss	—	—	—	—	—	(3,930)	—	(3,930)
Additional minimum pension liability, net of taxes	—	—	—	—	—	—	1,506	1,506
Change in cumulative translation adjustment	—	—	—	—	—	—	431	431

Comprehensive loss	—	—	—	—	—	—	—	$(1,993)

Balance as of December 31, 2007	1,297,483	$142,948	66,950	$—	$(21,138)	$(18,481)	$2,385	$(37,234)

Stock-based compensation	—	—	—	—	4,253	—	—	4,253
Tax benefit from employee stock plans	—	—	—	—	615	—	—	615
Comprehensive loss:
Net income	—	—	—	—	—	10,740	—	10,740
Additional minimum pension liability, net of taxes	—	—	—	—	—	—	(543)	(543)
Change in cumulative translation adjustment	—	—	—	—	—	—	(14,664)	(14,664)
Unrealized loss on derivative instruments, net of taxes	—	—	—	—	—	—	(432)	(432)

Comprehensive loss					—	—		$(4,899)

Balance as of December 31, 2008	1,297,483	$142,948	66,950	$—	$(16,270)	$(7,741)	$(13,254)	$(37,265)

The accompanying notes are an integral part of these consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2006	2007	2008
	(in thousands)
Cash flows from operating activities
Net income (loss)	$(10,512)	$(3,930)	$10,740
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	2,263	3,107	2,952
Amortization of intangibles	11,913	15,647	15,412
Amortization of deferred financing costs	1,340	1,518	1,500
Write-off of deferred financing costs	4,848	—	—
Long-term debt extinguishment costs	2,612	—	—
Deferred income tax provision	(6,544)	(4,466)	(149)
Stock-based compensation	1,775	3,234	4,253
Changes in operating assets and liabilities
Accounts receivable	(4,188)	(2,784)	(4,485)
Unbilled accounts receivable	2,579	826	(1,333)
Prepaid expenses and other assets	(1,436)	153	337
Income taxes receivable	1,407	—	—
Accounts payable	(749)	(264)	(2,011)
Deferred revenue	5,762	1,064	6,893
Accrued expenses and other liabilities	206	1,902	7,210

Net cash provided by operating activities	11,276	16,007	41,319

Cash flows from investing activities
Capital expenditures	(1,994)	(3,253)	(4,491)
Acquisition of Alta, net of cash acquired	(1,212)	—	—
Acquisition of MARC, net of cash acquired	(17,057)	—	—
Acquisition of BlueCube, net of cash acquired	(53,836)	—	—
Acquisition of GEOCOMtms, net of cash acquired	—	(5,251)	—
Acquisition of StorePerform, net of cash acquired	—	(17,849)	—
Additional consideration for BlueCube acquisition	—	(1,147)	—
Other	100	—	—

Net cash used in investing activities	(73,999)	(27,500)	(4,491)

Cash flows from financing activities
Payments on debt	(136,757)	(1,700)	(1,700)
Principal payments under capital lease obligations	—	—	(130)
Payments on notes payable - related party	(8,000)	—	—
Borrowings under Revolving Credit Facility	3,000	15,600	—
Repayments under Revolving Credit Facility	—	(18,600)	—
Increase in debt, net of debt issuance fees	207,859	43,146	—
Dividends paid	—	(24,380)	—
Repurchase of convertible preferred and common stock	—	(2,500)	—

Net cash provided by (used in) financing activities	66,102	11,566	(1,830)
Effect of exchange rate changes on cash and cash equivalents	144	586	(1,735)

Net increase (decrease) in cash and cash equivalents	3,523	659	33,263
Cash and cash equivalents
Beginning of year	9,144	12,667	13,326

End of year	$12,667	$13,326	$46,589

Supplemental disclosures of cash flow
Cash paid during the year for:
Interest	$12,909	$21,813	$17,929
Income taxes	1,190	1,592	3,102
Non-cash investing activities:
Fair value of stock issued in connection with acquisition of BlueCube	$26,666	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business, Basis of Presentation, and Significant Accounting Policies

RedPrairie Holding, Inc. (the “Company”) provides a platform of productivity solutions that enable manufacturers, distributors, and retailers to synchronize and optimize the management of workforce, inventory and transportation. The Company delivers these solutions through a combination of software and related services that support business strategies for increasing revenue, reducing costs and creating competitive advantage.

The Company operates primarily in the Americas, Europe, the Middle East, Africa, Asia and Australia. The Company’s corporate headquarters are located in Waukesha, Wisconsin. The Company operates in two geographic segments: the Americas (includes the United States, Canada and Latin America) and EMEA/APAC (Europe, the Middle East, Africa, and Asia-Pacific). Each segment has separate management teams and reporting structures.

The Company was incorporated in April 2005 in connection with its acquisition by funds affiliated with Francisco Partners Management LLC (collectively, “Francisco Partners”).

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements presented reflect entries necessary for the fair presentation of the consolidated statements of operations for the years ended December 31, 2006, 2007, and 2008, consolidated balance sheets as of December 31, 2007 and 2008 and consolidated statements of cash flows for the years ended December 31, 2006, 2007, and 2008. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include (1) the allowance for doubtful accounts, which is based upon an evaluation of the Company’s customers’ ability to pay and general economic conditions and the Company’s collection history; (2) the useful lives of intangible assets and the recoverability or impairment of tangible and intangible asset values; (3) purchase accounting allocations and related reserves; (4) revenue and deferred revenue; (5) stock-based compensation, which is based upon assumptions determining the grant date fair value including the risk-free interest rate, expected term, expected volatility, expected dividend yield and a forfeiture rate assumption; (6) net periodic pension expense, which is based upon weighted-average assumptions for the discount rate, expected long-term rate of return on plan assets and rate of compensation increases; and (7) the Company’s effective income tax rate and deferred tax assets, which are based upon the Company’s expectations of future taxable income, allowable deductions, and projected tax credits. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks and short-term investments.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Unbilled Receivables

The timing of revenue recognition and contractual billing terms under certain multiple element arrangements may not precisely coincide, resulting in the recording of unbilled accounts receivable. Customer payments are due under these arrangements in varying amounts primarily upon specified dates or the achievement of certain contractual milestones throughout the implementation periods.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Estimates are developed by using quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customers’ accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, if the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

Concentration of Risks

The Company’s international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, the future results could be materially adversely impacted by changes in these or other factors. In 2006, 2007, and 2008 the percentage of revenue generated from customers outside the United States was approximately 29%, 30%, and 32%, respectively.

Foreign Currency Translations

Assets and liabilities of foreign subsidiaries, where functional currencies are the local currency, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of accumulated other comprehensive income. Transaction gains and losses reflected in the functional currencies are charged to income at the time of the transaction.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: leasehold improvements - the lesser of 10 years or the remaining lease term; computer equipment - three to five years; and furniture and fixtures - four to seven years. Repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible assets and identified intangible assets of businesses acquired in purchase transactions. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not being amortized. Goodwill is tested annually as of December 31st for impairment, or more frequently if events or changes in business circumstances indicate the asset might be impaired.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Intangible Assets

Intangible assets represent customer lists, acquired technology and trademarks obtained in connection with acquisitions. Intangible assets are recorded at their fair value at acquisition date. These intangible assets, other than acquired technology, have finite lives and are being amortized over their estimated useful lives using the straight-line method, which approximates the projected utility of such assets based upon information available. The Company currently amortizes acquired intangible assets with finite lives over periods ranging from five to 25 years. The carrying amount of intangible assets, other than acquired technology, are reviewed whenever circumstances arise that indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is compared to the undiscounted future cash flows the assets are expected to generate. If the asset is considered to be impaired, the carrying value is compared to the fair value and this difference is recognized as an impairment loss.

Acquired technology is amortized on a product-by-product basis with amortization recorded for each product being the greater of the amount computed using (1) the ratio that current gross revenue for a product bears to the total of current and anticipated future revenue for that product, or (2) the straight-line method over the remaining estimated economic life of the product including the period being reported on. As of each balance sheet date, the Company performs a net realizable value analysis of acquired technology and the amount by which unamortized acquired technology exceeds the net realizable value, if any, is recognized as expense in the period it is determined. Amortization expense associated with acquired technology is recorded in the total cost of software license revenue.

Software Development Costs

Software development costs have been accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under this standard, capitalization of software development costs begins upon the establishment of technological feasibility and ends when the software is generally available. Based upon the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, the period between achieving technological feasibility and the general availability of the related products has been short and software development costs qualifying for capitalization have not been material. Accordingly, the Company has not capitalized any software development costs. Software development costs are a component of research and development expense.

Research and Development Expenses

All research and development costs are expensed as incurred and consist primarily of salaries and benefits.

Revenue Recognition

The Company’s revenue is derived from sales of (1) software licenses, (2) post-contract support and hosting, (3) professional services and (4) hardware and other.

The Company recognizes revenue in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended and interpreted by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, as well as Technical

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Practice Aids issued by the AICPA. The Company’s policy is to recognize revenue when there is a signed contract evidencing that an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable, and remaining obligations under the agreement are insignificant.

Software Licenses

The Company generally contracts under multiple element arrangements, which may include software license fees, post-contract support, hosting, professional services and hardware.

For software license arrangements that do not require modification or customization that is essential to the functionality of the delivered software, the Company recognizes software license revenue using the residual method under SOP 97-2 as amended by SOP 98-9 when (1) persuasive evidence of an arrangement exists and a license agreement has been signed; (2) delivery is complete and there are no uncertainties surrounding product acceptance; (3) the amount of the fees to be paid by the customer are fixed or determinable; (4) collection of the fees from the customer is probable; and (5) VSOE of fair value exists for all undelivered elements. If the Company is unable to determine VSOE for any undelivered element included in the arrangement, the Company will defer revenue recognition until all elements for which the Company cannot determine VSOE have been delivered.

If software arrangements require modification or customization that is essential to the functionality of the delivered software, the software license and professional services revenue is recognized using the percentage-of-completion method over the period the services are provided. Under the percentage-of-completion method, revenue is recognized throughout the period of service with progress to completion measured primarily on the number of hours expended on such services as a percentage of total estimated labor hours to be expanded to complete such services. Changes in estimates of total labor hours and the related effect on the timing of revenues and profits are recognized in the period in which they are determinable. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Contracts can include multiple element arrangements that provide for multiple software modules including the rights to unspecified future products and releases and that do not qualify as exchange rights. For such contracts, software license revenue is recognized ratably over the term of the contract, commencing upon the delivery of the software provided that (1) there is evidence of an arrangement, (2) the fee is fixed or determinable and (3) collection of our fee is considered probable. The value of the software is determined using the residual method pursuant to SOP 98-9. Straight-line attribution is used because there is no discernible pattern of use that suggests revenue is earned or obligations are fulfilled in a different pattern.

Post-Contract Support and Hosting

Post-contract support services include technical support services, and the right to receive unspecified software upgrades, updates and enhancements, when and if, the Company makes them generally available.

Hosting services allow customers to access and use the software via the Internet. Hosting services also include data security and storage and backup and recovery services over the Internet. Hosted customers with perpetual licenses have the contractual right to take possession of the software at any time during the hosted period. Hosted customers have the right to choose not to renew its hosting arrangement upon its expiration and can deploy the software internally or contract with another party unrelated to the Company to host the software.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Customers can self-host, any penalties to do so are not material. Accordingly, the portion of an arrangement allocated to the hosting element is recognized as services are provided.

Post-contract support and hosting services are primarily billed in advance and recognized as revenue ratably over the period of contract performance, generally one year. VSOE for post-contract support and hosting services is the price customers will be required to pay when those services are sold separately, typically the renewal rate.

Professional Services

Professional services include implementation, consulting, customization of software solutions and training services. Revenue derived from arrangements to provide services on a time and materials basis is recognized as the related services are performed. For services that are provided on a fixed fee basis, revenue is recognized on proportional performance which is generally a method based upon labor hours incurred as a percentage of total estimated labor hours to complete the project. VSOE for services is based upon rates charged when those services are sold separately.

Hardware and Other

Hardware and other include the sale of third-party hardware and related third-party hardware maintenance agreements, the sale of third-party software and related post-contract support agreements and reimbursements for billable expenses associated with the provision of professional services. The Company sells hardware and related third-party maintenance agreements in connection with multiple-element arrangements and to certain of its software customers in the aftermarket. The Company purchases hardware pursuant to contractual orders from its customers and typically does not maintain hardware inventory for resale. Revenue from the sale of hardware is recognized upon delivery to the customer when title passes. Revenue from third-party hardware maintenance agreements is recognized over the related contractual period, generally one year. Revenue from the sale of third-party software and associated post-contract support are recognized in the same manner as software license fees and post-contract support discussed above. The Company classifies the reimbursement by customer of shipping and handling costs as revenue and the associated cost as cost of revenue.

The Company records revenue from sales of third-party products on a “gross” basis pursuant to Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent when the Company is the principal in the transaction with the customer and retains the risk for collection, and if these criteria have not been met, revenue is recognized net of related direct costs.

In applying EITF No. 01-14, Income Statement Characterization of Reimbursements Received for Out-of Pocket Expenses Incurred, the Company records reimbursable expenses in hardware and other revenue and as a direct cost of hardware and other revenue within the consolidated statements of operations. In 2006, 2007, and 2008 reimbursable expenses were $6.5 million, $8.4 million, and $10.5 million, respectively.

Cost of Revenue

Total cost of software license revenue consists primarily of amortization of acquired software, as well as royalties on third-party software that is integrated with our software. Cost of post-contract support and hosting revenue consists primarily of personnel expenses related to the support and maintenance of our software products, as well as costs associated with depreciation of property and equipment, including hosting equipment, and rent expense for third-party data centers. Personnel expenses include salaries, benefits, bonuses and non-cash stock-based compensation. Cost of professional services revenue consists primarily of personnel expenses related

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

to the provision of professional services, as well as depreciation of property and equipment. Cost of hardware and other revenue consists primarily of direct hardware, software and maintenance costs from third-party hardware and software providers whose products we resell to our customers, costs associated with internal technology services personnel and out-of-pocket expenses billed to our customers on a gross basis.

Deferred Revenue

Deferred revenue represents payments received from customers for software licenses, post-contract support and services in advance of delivery of the product or performance of services. Post-contract support is normally billed in advance of performing the service. The Company records deferred revenue associated with acquisitions in accordance with EITF No. 01-3, Accounting in a Business Combination for Deferred Revenue of an Acquiree. The Company considers post-contract support obligations in their entirety and service contracts to be legal performance obligations of the acquired entity. This legal performance obligation has been valued based on the remaining estimated costs and an appropriate profit margin to achieve the legal performance obligation.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. The Company adopted SFAS No. 123(R) using the prospective transition method. Under the prospective method of adoption, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS No. 123(R). Upon adopting SFAS No. 123(R), for awards with service conditions and graded-vesting, a one-time election was made to recognize stock-based compensation on a straight-line basis over the requisite service period for the entire award. The Company accounts for stock issued to non-employees on a fair value basis in accordance with SFAS No. 123(R).

Stock-based compensation recognized under SFAS No. 123(R) was recorded as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Cost of revenue	$494	$438	$467
Sales and marketing	77	480	1,286
Research and development	26	323	454
General and administrative	1,178	1,993	2,046

Total stock-based compensation	$1,775	$3,234	$4,253

Advertising

Advertising costs, which include trade shows and direct marketing programs, are expensed at the time the advertising takes place and totaled approximately $3.1 million, $4.4 million, and $4.5 million for the years ended December 31, 2006, 2007, and 2008 respectively. The costs are included in sales and marketing expense in the consolidated statements of operations.

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

reports total changes in equity resulting from revenues, expenses, and gains and losses, including those that do not affect the accumulated deficit. Accordingly, other comprehensive income (loss) includes those amounts relating to foreign currency translation adjustments, unrealized gains and losses on derivative instruments, and the defined benefit pension plan in the consolidated statements of convertible redeemable preferred stock and changes in stockholders’ deficit.

Deferred Financing Costs

The Company evaluates modifications and extinguishments of debt and revolving credit facilities pursuant to EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF No. 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements. Direct financing fees, including bank origination, amendment fees and legal fees incurred in obtaining term and facility debt obligations are deferred and amortized over the expected life of the obligation.

Defined Benefit Plan

The Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), on December 31, 2006. Pension benefit obligations and the related effects on operations are calculated using actuarial models. Two critical assumptions, discount rate and expected rate of return on plan assets, are important elements of plan expense and/or liability measurement. The Company evaluates these assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover. These assumptions are evaluated periodically and are updated to reflect the Company’s experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In such cases, the differences between actual results and actuarial assumptions are amortized over future periods.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

Deferred income taxes associated with the undistributed earnings of a subsidiary are not provided when the Company has sufficient evidence that the subsidiary has invested or will invest the undistributed earnings indefinitely, in accordance with Auditing Practices Board (“APB”) No. 23, Accounting for Income Taxes—Special Areas. In circumstances in which the undistributed earnings of a subsidiary will be remitted in the foreseeable future, all taxes related to the remittance of such undistributed earnings are provided for in the current period as income tax expense.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, which establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption as of January 1, 2007, the Company increased its net deferred tax assets by $0.7 million, increased its accumulated deficit by $3.0 million, and increased goodwill by $1.2 million. The Company has elected to treat any penalties or interest incurred as a result of FIN No. 48 as a component of tax expense.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company has two reporting segments: Americas and EMEA/APAC.

Impact of Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133.” SFAS No. 161 requires expanded qualitative, quantitative and credit-risk disclosures about an entity’s derivative instruments and hedging activities, but does not change the scope or the accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 also amends SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” to clarify that derivative instruments are subject to concentration-of-credit-risk disclosures. SFAS No. 161 was effective beginning the first fiscal year and interim period that begins after November 15, 2008. The Company will adopt SFAS No. 161 on January 1, 2009.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific acquisition-related items including expensing acquisition-related costs as incurred and expensing restructuring costs associated with an acquired business. SFAS No. 141(R) also includes a substantial number of new disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective for the entity’s fiscal year that begins after November 15, 2007. While SFAS No. 159 became effective for the Company’s 2008 fiscal year, it did not elect the fair value measurement option for any of its financial assets or liabilities.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for reporting fair value and expands disclosures required for fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed for one year the applicability of SFAS No. 157’s fair-value measurements to non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. The Company partially adopted this guidance on January 1, 2008, related to all financial assets and liabilities recognized or disclosed on a recurring basis. The Company is currently assessing the potential impact SFAS No. 157 will have on its financial statements once it is adopted for non-financial assets and liabilities recognized or disclosed on a non-recurring basis.

2. Acquisitions

2007 Acquisitions

On January 3, 2007, the Company acquired StorePerform Technologies, Inc. (“StorePerform”), a provider of store execution management software. The purchase price of approximately $18.0 million (including approximately $0.1 million cash acquired and including direct costs related to the acquisition of approximately $0.7 million). Management believed the acquisition of StorePerform expanded the Company’s workforce management offerings by providing it with integrated task management. The operating results of StorePerform are included in the Company’s 2007 consolidated financial statements from the date of acquisition.

On March 7, 2007, the Company acquired GEOCOMtms Inc. (“GEOCOMtms”), a provider of logistics software and transportation management solutions. The purchase price of approximately $5.3 million (including approximately $20,000 cash acquired and including direct costs related to the acquisition of approximately $0.6 million) was paid from cash from operating activities. Management believed the acquisition of GEOCOMtms provided the Company’s products with enhanced transportation functionality. The operating results of GEOCOMtms are included in the Company’s 2007 consolidated financial statements from the date of acquisition.

The StorePerform and GEOCOMtms acquisitions were accounted for in accordance with SFAS No. 141, Business Combinations, and accordingly, the Company allocated the purchase prices of the acquisitions to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values as of the respective acquisition dates. The excesses of the purchase prices over the fair values were recorded as goodwill. All of the goodwill resulting from the GEOCOMtms acquisition will be deductible for income tax purposes. None of the StorePerform goodwill is deductible for income tax purposes.

The fair values assigned to intangible assets acquired were based on estimates and assumptions determined by management. Purchased intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, which represent the most discernible pattern of economic use. The results of operations of StorePerform and GEOCOMtms are included in the Company’s results of operations from their respective acquisition closing dates. The allocations of the purchase prices were as follows:

	StorePerform	GEOCOMtms
	(in thousands)
Current assets	$1,742	$391
Goodwill	9,032	4,180
Intangible assets
Acquired technology	2,946	1,040
Customer lists	5,574	470
Other assets	758	108

Total assets acquired	20,052	6,189
Liabilities assumed	(2,108)	(913)

Net assets acquired	$17,944	$5,276

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The acquired technology and customer lists have useful lives of five to 10 years.

Supplemental pro forma information is not presented since these acquisitions were not material to the consolidated financial statements.

2006 Acquisitions

On July 21, 2006, the Company acquired BlueCube Software, Inc (“BlueCube”), a provider of operations management solutions for grocery, retail and food service operators. The purchase price of approximately $82.7 million (including approximately $2.3 million cash acquired and including direct costs related to the acquisition of approximately $1.1 million) was paid from borrowings under the Company’s Credit Agreements (see Note 6) of approximately $53.3 million, cash of approximately $2.7 million and the issuance of 133,333 shares of preferred stock and 6,700 shares of common stock with a fair value of approximately $26.5 million and $133,000, respectively. Management believed the acquisition of BlueCube offered an expanded customer base and deeper retail-specific functionality. The acquisition was accounted for using the purchase method of accounting.

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed as of the date of the BlueCube acquisition:

(in thousands)
Current assets (including cash acquired of approximately $2,300)	$13,204
Property and equipment	1,955
Goodwill	39,188
Other intangible assets	37,000

Total assets	91,347
Current liabilities	(8,237)
Long-term liabilities	(376)

Net assets acquired	$82,734

The operating results of BlueCube are included in the Company’s 2006 consolidated financial statements from the date of acquisition. Other intangible assets acquired include software of approximately $12.9 million and customer list of $24.1 million with amortization periods of 10 years each.

All of the goodwill of approximately $39.2 million is deductible for income tax purposes in the United States on a straight-line basis over 15 years.

As more fully described in Note 11, in connection with the acquisition of BlueCube in 2006, the Company provided contractual rights on certain shares of capital stock as consideration to the seller. The seller did not exercise his rights in 2007 or 2008. Such rights have expired.

In 2007, an additional purchase price adjustment of approximately $1.1 million for income taxes was recorded related to the acquisition of BlueCube.

On February 22, 2006, the Company acquired MARC Global Holdings, Inc. (“MARC”), a provider of warehouse management solutions. The purchase price of approximately $18.8 million (including approximately $1.6 million cash acquired and including direct costs related to the acquisition of approximately $760,000) was paid from borrowings under the Company’s Credit Agreements (see Note 6) of approximately $18.0 million and

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

cash of approximately $800,000. Management believed the acquisition gave the Company deeper functionality across key verticals. The acquisition was accounted for using the purchase method of accounting.

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed as of the date of the MARC acquisition:

(in thousands)
Current assets (including cash acquired of approximately $1,600 and deferred tax assets of $483)	$7,648
Property and equipment	561
Goodwill	4,345
Other intangible assets	12,690
Other long-term assets (including deferred tax assets of approximately $1,200)	1,286

Total assets	26,530
Current liabilities	(7,758)
Long-term liabilities	(12)

Net assets acquired	$18,760

The operating results of MARC are included in the Company’s 2006 consolidated financial statements from the date of acquisition. Other intangible assets acquired include software of $280,000 and customer list of approximately $12.4 million with amortization periods of five and 12 years, respectively.

Approximately $797,000 of employee severance costs associated with workforce reductions of 28 employees was incurred in connection with the acquisition. All severance costs were paid in 2006.

None of the goodwill of approximately $4.3 million is deductible for income tax purposes.

On January 31, 2006, the Company acquired Alta A/S (“Alta”), a provider of manufacturing event management solutions for automotive suppliers. The purchase price of approximately $1.4 million (including $160,000 cash acquired and including direct costs related to the acquisition of $126,000) was paid in cash. The acquisition was accounted for using the purchase method of accounting. Management believed the Alta acquisition enhanced the Company’s presence in the automotive space.

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed as of the date of the Alta acquisition:

(in thousands)
Current assets (including cash acquired of $160)	$1,238
Property and equipment	124
Goodwill	1,191
Other intangible assets (including deferred tax assets of approximately $4,800 offset by a valuation allowance of approximately $4,800 related to foreign operating loss carryforwards)	521

Total assets	3,074
Current liabilities	(1,701)

Net assets acquired	$1,373

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The operating results of Alta are included in the Company’s 2006 consolidated financial statements from the date of acquisition. Other intangible assets include software with an amortization period of five years.

None of the goodwill of approximately $1.2 million is deductible for income tax purposes.

3. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Estimated Useful Life	As of December 31,
		2007	2008
	(years)	(in thousands)
Leasehold improvements	10 or	$1,349	$1,324
	remaining term
Computer equipment	3–5	9,720	7,465
Furniture and fixtures	4–7	2,574	2,458

		13,643	11,247
Less: Accumulated depreciation		(6,892)	(3,400)

Property and equipment, net		$6,751	$7,847

Depreciation of property and equipment amounted to approximately $2.3 million, $3.1 million, and $3.0 million for the years ended December 31, 2006, 2007, and 2008.

4. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill consisted of the following:

	Americas	EMEA/APAC	Total
	(in thousands)
Balance as of December 31, 2006	$154,717	$44,934	$199,651
Purchase of StorePerform	9,032	—	9,032
Purchase of GEOCOMtms	4,180	—	4,180
Purchase accounting adjustments for BlueCube and MARC	2,766	—	2,766
Adjustments related to income taxes	(1,082)	—	(1,082)
Adjustments related to adoption of FIN No. 48	1,274	273	1,547
Translation adjustment for goodwill denominated in foreign currencies	—	477	477

Balance as of December 31, 2007	170,887	45,684	216,571
Adjustments related to income taxes	(624)	(880)	(1,504)
Translation adjustment for goodwill denominated in foreign currencies	—	(11,061)	(11,061)

Balance as of December 31, 2008	$170,263	$33,743	$204,006

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Intangible assets consisted of the following:

	As of December 31, 2007
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(years)	(in thousands)
Acquired technology	5–10	$54,310	$(19,083)	$35,227
Customer lists	8–25	85,034	(10,888)	74,146
Trademarks	25	30,431	(3,176)	27,255

Total intangible assets		$169,775	$(33,147)	$136,628

	As of December 31, 2008
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(years)	(in thousands)
Acquired technology	5–10	$52,366	$(26,154)	$26,212
Customer lists	8–25	82,548	(16,364)	66,184
Trademarks	25	28,757	(4,150)	24,607

Total intangible assets		$163,671	$(46,668)	$117,003

The gross carrying amounts of intangible assets are impacted by certain balances denominated in foreign currencies. These balances are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.

For the years ended December 31, 2006, 2007, and 2008 amortization of acquired technology of approximately $6.9 million, $8.4 million, and $8.3 million respectively, is included in total cost of software license revenue in the accompanying consolidated statements of operations. Amortization of customer lists and trademarks amounted to approximately $5.0 million, $7.3 million, and $7.1 million for the years ended December 31, 2006, 2007, and 2008, respectively, and is included in operating expenses in the accompanying consolidated financial statements.

The Company anticipates that annual amortization of intangible assets over the next five years will be as follows:

(in thousands)
Year Ending December 31,
2009	$13,970
2010	13,962
2011	10,289
2012	7,244
2013	7,206

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

5. Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,
	2007	2008
	(in thousands)
Employee compensation	$10,257	$11,904
Professional fees	1,376	1,552
Interest payable	2,749	1,907
Other accrued expenses	5,429	6,259

Total accrued expenses	$19,811	$21,622

6. Borrowings and Long-Term Debt

Long-term debt consisted of the following:

	As of December 31,
	2007	2008
	(in thousands)
First Lien Term Facility	$167,550	$165,850
Second Lien Term Facility	70,000	70,000

Total debt	237,550	235,850
Less: Current portion	(1,700)	(19,009)

Total long-term debt, net	$235,850	$216,841

The Company has entered into, a First Lien Credit Agreement, which provides for a revolving credit facility (“Revolving Credit Facility”), a letter of credit facility (“Letter of Credit Facility”), and a term loan facility (“First Lien Term Facility”) and a Second Lien Credit Agreement (together, the “Credit Agreements”), which are described below. The Credit Agreements were amended on February 2, 2007 to increase the amount of term loan borrowings available thereunder. Pursuant to EITF No. 96-19, since the net present value of the cash flows associated with the amended Credit Agreements was less than 10% different than the net present value of the cash flows of the previous credit agreements, the amended Credit Agreements were accounted for as a modification of a debt instrument. All third-party professional fees incurred to establish the amended Credit Agreements were expensed, and the deferred financing fees continued to be amortized as interest expense utilizing the effective interest rate method. The Credit Agreements are guaranteed by the Company and certain wholly-owned subsidiaries, and substantially all of such subsidiaries’ assets are pledged as collateral.

Revolving Credit Facility

Borrowings under the Revolving Credit Facility are limited to $20.0 million and bear interest at the Company’s option (1) if the Company's leverage ratio is greater than or equal to 3.00 to 1.00, at an alternative base rate (“ABR”), plus 200 basis points or LIBOR plus 300 basis points and (2) if the Company’s leverage ratio is less than 3.00 to 1.00, at ABR plus 175 basis points, or LIBOR plus 275 basis points. Interest on ABR loans are payable quarterly in arrears on each March 31, June 30, September 30 and December 31 and interest on LIBOR loans are payable on the 30th, 60th, 90th, or 180th day after the borrowing is incurred, depending on the LIBOR term elected. As more fully described in Note 2, as part of the Company’s acquisition of StorePerform in

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

January 2007 the Company borrowed approximately $15.6 million under its Revolving Credit Facility. The Company subsequently repaid its total borrowings under its Revolving Credit Facility of approximately $18.6 million with borrowings under its First Lien Term Facility. Unless terminated earlier as a result of an event of default or mandatory reduction of commitments, the Revolving Credit Facility will terminate and all borrowings then outstanding will become payable on July 20, 2011. As of December 31, 2007 and 2008, the Company had no outstanding borrowings under its Revolving Credit Facility.

Letter of Credit Facility

The maximum aggregate amount of letters of credit issuable under the Letter of Credit Facility is $10.0 million. The Letter of Credit Facility accrues interest at a rate equal to that of the Revolving Credit Facility. Outstanding letters of credit reduce availability under the Revolving Credit Facility. As of December 31, 2007, there was one standby letter of credit outstanding in the amount of approximately $1.2 million. No letters of credit were outstanding as of December 31, 2008.

First Lien Term Facility

The initial amount of term loan borrowings under the First Lien Term Facility was $150.0 million. The First Lien Term Facility was amended in February of 2007 and the Company incurred an additional $20 million in borrowings. Loans under the First Lien Term Facility bear interest at the Company's option (1) if the Company's leverage ratio is greater than or equal to 3.00 to 1.00, at ABR plus 200 basis points or LIBOR plus 300 basis points and (2) if the Company's leverage ratio is less than 3.00 to 1.00, at ABR plus 175 basis points, or LIBOR plus 275 basis points. Principal payments are due in quarterly installments of approximately $0.4 million until June 30, 2009, and increase to quarterly installments of approximately $4.3 million through July 20, 2012. The Company is required to pay down the borrowings under the First Lien Term Facility annually based on an excess cash flow calculation. If the Company's leverage ratio as of December 31 is greater than or equal to 2.50 to 1.00, it is required to use 50% of excess cash flow, as defined in the First Lien Credit Agreement, for such year to repay outstanding borrowings under the First Lien Term Facility or, if no such borrowings are then outstanding, borrowing under the Second Lien Term Facility. No excess cash flow payment was due as of December 31, 2007. The Company performed the analysis as of December 31, 2008 and determined approximately $18.6 million of excess cash flow was generated in 2008. As a result, this amount is included in the current portion of long-term debt and will be remitted to the Company's lenders in 2009. As of December 31, 2007 and 2008, the Company had outstanding borrowings of $167.6 million and $165.9 million respectively, under its First Lien Term Facility. The outstanding principal balance is payable on the earlier of July 20, 2012 and the date of termination of the First Lien Term Facility, whether by its terms, by prepayment, or by acceleration.

Second Lien Term Facility

The initial amount of term loan borrowings under the Second Lien Term Facility was $45 million. The Second Lien Term Facility was amended in February of 2007 and the Company incurred an additional $25 million in borrowings. Loans under the Second Lien Term Facility bear interest at a rate, at the Company’s option, of ABR plus 550 basis points or LIBOR plus 650 basis points. The interest period with respect to the Company's borrowings under the Second Lien Term Facility is determined in the same manner as borrowings under the Revolving Credit Facility. As of December 31, 2007 and 2008, the Company had outstanding borrowings of $70 million under its Second Lien Term Facility. The outstanding principal balance is payable on the earlier of January 20, 2013 and the date of termination of the First Lien Term Facility, whether by its terms, by prepayment, or by acceleration.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Maturities of long-term debt outstanding are as follows:

(in thousands)
Year Ending December 31,
2009	$19,009
2010	12,297
2011	16,396
2012	118,148
2013	70,000

$235,850

The Credit Agreements require the Company, among other things, to comply with certain financial covenants and maintain certain financial ratios in such amounts and for such periods as set forth therein. The Company was in compliance with these certain financial covenants and financial ratios as of December 31, 2007 and 2008.

7. Deferred Financing Costs

Other assets as of December 31, 2007 and 2008 include deferred financing costs of approximately $6.4 million and $4.9 million respectively, which are net of accumulated amortization of $2.0 million and $3.5 million, respectively. These costs were incurred to obtain long term financing and are amortized using the effective interest method over the term of the related debt. In connection with the amendment of the Credit Agreements in February 2007 (Note 6), the Company incurred additional deferred financing costs of approximately $1.8 million.

Amortization of deferred financing costs totaled approximately $1.3 million for 2006 and $1.5 million each year for 2007 and 2008, and is included in interest expense in the accompanying consolidated statements of operations.

8. Fair Value Measurements

SFAS No. 157 establishes a fair value hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of asset or liability and their characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions market participants would use in pricing the asset or liability.

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities. The carrying value of the Company’s debt approximates fair value because it bears interest at a

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

market rate. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Credit Agreements and capital lease obligations approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Company’s interest rate swaps accounted for at fair value under SFAS No. 157 on a recurring basis as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value Measurements as of Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Interest rate swaps	$713	$ —	$713	$—

The Company categorized the derivative liabilities as Level 2 and determined the value of the interest rate swap agreements utilizing a standard option pricing model based on inputs that are quoted by counterparties to these agreements that estimates the present value of expected future cash flows. The Company did not have any outstanding derivative liabilities or assets as of December 31, 2007.

9. Derivative Financial Instruments

The Company uses interest rate swap agreements to manage its exposure to interest rate fluctuations. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and all amendments thereto. The interest rate swaps are recorded at fair value in other current liabilities on its consolidated balance sheets. The ineffective portions of hedges are recognized as a gain or loss in the consolidated statements of operations in the current period. Changes in fair value of the effective portions of cash flow hedges are reported in other comprehensive income and recognized in earnings when the hedged item is recognized in earnings.

The Company is exposed to counterparty credit risk on its interest rate swaps. As the interest rate swaps are recorded at fair value, the Company’s full amount of exposure is the carrying value of these instruments. The Company only enters into swap agreements with well-established financial institutions, and therefore believes the Company’s risk is minimal. The fair value of the Company's interest rate swaps reflect their consideration of non-performance risk. The Company does not require collateral under these agreements.

The Company had two interest rate swap agreements designated as cash flow hedges outstanding as of December 31, 2008 with notional values of $35.0 million and $50.0 million and with expiration dates every three months ending February 6, 2009, May 6, 2009 August 6, 2009, November 6, 2009 and February 24, 2009, May 24, 2009, August 24, 2009 and November 24, 2009, respectively. Any mark-to-market gains or losses on these interest rate swap agreements are included in accumulated other comprehensive income (loss), and if exercised, reclassified into income in the period during which a specific hedged transaction affects earnings. The estimated fair value of the derivative liabilities as of December 31, 2008 was approximately $0.7 million.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Accumulated Other Comprehensive Income

The accumulated balance of comprehensive income was as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Adjustments to initially apply SFAS No. 158, net of tax	$(1,705)	$—	$—
Additional minimum pension liability, net of tax	—	(199)	(742)
Unrealized loss on derivatives instruments, net of tax	—	—	(432)
Cumulative translation adjustment	2,153	2,584	(12,080)

Balance at end of period	$448	$2,385	$(13,254)

11. Preferred Stock

Preferred Stock

At December 31, 2008, the Company was authorized to issue 1,400,000 shares of preferred stock, of which 1,320,000 shares have been designated as series A preferred stock. No issuances have occurred with respect to the undesignated preferred stock.

Convertible Redeemable Preferred Stock

In connection with the acquisition of the Company by Francisco Partners in 2005, the Company issued 1,164,150 shares of the Company's series A preferred stock with a par value of $0.001. During 2006, the Company issued an additional approximately 133,333 shares of series A preferred stock in connection with the acquisition of BlueCube. Additionally, in 2006 the Company issued 5,000 shares of series A preferred stock as a bonus to the Company's former chief executive officer. In 2007, the Company retired 5,000 shares of series A preferred stock that was tendered by the Company's former chief executive officer as consideration for the exercise of certain stock options held by him (see Note 12).

The rights, privileges and preferences of the series A preferred stock are as follows:

Voting Rights

Each holder of shares of series A preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which such shares are convertible. The series A preferred stock votes together with the common stock and not as a separate class, except as required by law or under the amended and restated certificate of incorporation of the Company.

Conversion

Each share of series A preferred stock is convertible at the option of the holder into common stock at a rate which equals the quotient obtained by dividing the face value of the preferred stock by the conversion price then in effect. As of December 31, 2007 and 2008 the face value of the series A preferred stock was $100 and the conversion price was $10. Each share of the Series A preferred stock automatically converts into common stock at the rate noted upon approval of the holders of a majority of the then outstanding shares of series A preferred stock, voting as a separate class.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Dividends

The holders of series A preferred stock shall be entitled to receive, when, as and if declared by the board of directors, dividends at the rate of 6.0% per annum based, in each case, on the per share face value of the series A preferred stock. Dividends are payable on a quarterly basis and to the extent not paid shall be cumulative. If any dividends are not paid in full on the payment date, such cumulated and unpaid dividends will be added to the preferred face amount, until such cumulated and unpaid dividends have been paid in full. As of December 31, 2008, the Company had cumulative unpaid dividends of $15.9 million on their series A preferred stock.

On January 31, 2007, the board of directors declared a 6.0% dividend on the shares of series A preferred stock from date of issuance through January 31, 2007 totaling approximately $13.0 million. The dividend was payable on February 1, 2007 to stockholders of record on January 31, 2007.

Redemption

The series A preferred stock shares do not have a fixed or determinable redemption date and they are not redeemable at the option of the holder. The shares are, however, redeemable upon a liquidation event which is not solely within the control of the issuer. The series A preferred stock has not been accreted to its redemption value as the conditions that would trigger a redemption are not considered probable at December 31, 2008 and 2007.

In connection with the acquisition of BlueCube in 2006, the Company provided certain contractual rights to a stockholder for the sale of certain shares of capital stock. The aggregate redemption price for such shares is approximately $2.7 million. The rights gave the holder the option to require the Company to purchase a combination of capital stock at a price per share equal to $199 and $19.90 for series A preferred stock and common stock, respectively, plus 4.0% interest accruing from the acquisition date of BlueCube. The rights could have been exercised for a 30 day period beginning ten months after the acquisition date and 20 months after the acquisition date. The stockholder did not exercise any portion of these rights and as such these rights expired during 2008.

Liquidation

A sale, liquidation or winding up of the Company, or sale of voting control of the common stock of the Company shall be deemed a liquidation event. Additionally, a sale, transfer or lease of all or substantially all of the assets of the Company shall also be deemed a liquidation event.

Upon a liquidation event the holders of the outstanding shares of preferred stock shall be entitled to receive an amount equal to $100 per share plus all cumulated and unpaid dividends before any distribution is made on any other class of stock of the Company. After payment to the holders of the preferred stock, remaining assets, if any, shall be distributed ratably to the holders of the common stock and preferred stock on an as-if converted basis.

12. Stockholders’ Deficit

The Company's amended and restated certificate of incorporation authorizes the Company to issue 15,500,000 shares of $0.001 par value common stock. The holder of each share of Common Stock shall be entitled to one vote for each such share as determined on the record date for the vote or consent of stockholders. Common stockholders are entitled to dividends if and when declared by the board of directors, subject to the rights of the series A preferred stock. On January 31, 2007, the board of directors declared a dividend of $174.14 per share on the common stock totaling approximately $11.4 million. The dividend was paid on February 1, 2007 to stockholders of record as of January 31, 2007.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

At December 31, 2008, 13,000,000 shares of common stock were reserved for the conversion of preferred stock and approximately 2,800,000 shares of common stock were reserved for the issuance of stock options.

As part of the resignation of the Company’s former chief executive officer in October 2007, the Company agreed to repurchase the shares of common stock that were issuable to him upon the exercise of certain of his stock options. The former chief executive officer exercised his options to acquire 85,678 shares of common stock. To pay the purchase price for this stock option exercise, the former chief executive officer tendered to the Company 251 shares of common stock and 5,000 shares of series A preferred stock that had been issued to him as a stock bonus award. He also exercised certain stock options for 60,950 shares of common stock by effecting a cashless exercise with respect to such options. Upon completion of these option exercises, the former chief executive officer held a total of 146,628 shares of common stock, all of which were repurchased immediately following the issuance thereof for an aggregate purchase price of $2.5 million. The Company has retired all of the repurchased shares of common stock and series A preferred stock tendered for the option exercise.

13. Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. For periods in which the Company records a loss from continuing operations, the Company calculates net loss per share as the net loss during the period divided by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders has been reduced based upon the dividends attributable to the Company’s convertible redeemable preferred stock.

Diluted earnings (loss) per share is calculated using the weighted average number of shares of common stock outstanding and when dilutive, potential shares of common stock from stock options (using the treasury-stock method), and potential shares of common stock issuable upon conversion of convertible securities (using the if-converted method). For years ending December 31, 2006 and 2007, 12,675,955 and 13,079,236 anti-dilutive shares were excluded from the calculation of diluted earnings per share of common stock, respectively. For the year ended December 31, 2008 there were no shares excluded from the calculation of diluted earnings per share. Diluted earnings per share for the years ending December 31, 2006 and 2008 excludes options to purchase 721,794 and 1,705,262, respectively, of shares of common stock that have grant prices in excess of the average market price, or which are otherwise anti-dilutive for the related period. No partial shares of common stock from stock options were excluded from the calculation of diluted earnings per share of common stock for the year ending December 31, 2007.

14. Segment Reporting and Major Customers

The Company manages its business in two segments: Americas and EMEA/APAC. The Company uses the same accounting policies for each reporting segment, and management reviews segment performance based on revenue, gross profit (margin) and operating income. The chief executive officer and chief financial officer evaluate performance based on revenue and operating results for each segment.

Each segment derives its revenue from the sale and implementation of the Company’s supply chain execution and in-store operations solutions that help companies manage the productivity and efficiency of their extended supply chain. Each segment’s cost of revenue consists primarily of personnel and other direct costs related to professional services, post-contract support and hosting, hardware and other revenues, as well as amortization of acquired technology. Operating expenses included in the Americas segment consist of direct

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

sales, depreciation and amortization expenses. Operating expenses included in the EMEA/APAC segment consist of direct expenses related to sales and marketing, general and administrative functions and depreciation and amortization.

The Corporate unallocated costs consist of all research and development and certain marketing and general and administrative expenses, including expenses related to corporate functions such as finance, legal, human resources and information technology, as well as specific general and administrative functions specific to the Americas region. These expenses are not allocated to the operating segments nor included in the measure of segment income from operations. As a result, the components of operating income for one segment may not be comparable to another segment. The Company does not allocate assets and liabilities to its operating segments other than long-lived assets and goodwill.

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has included a summary of the financial information by reporting segment. The following table presents the revenues, expenses and operating income (loss) by reporting segment:

	Year Ended December 31, 2006
	Americas	EMEA/APAC	Corporate Unallocated Costs	Total
	(in thousands)
Revenue	$139,382	$46,452	$—	$185,834
Cost of revenue	78,181	20,785	—	98,966

Gross profit	61,201	25,667	—	86,868
Operating expenses	21,421	13,329	48,273	83,023

Income (loss) from operations	$39,780	$12,338	$(48,273)	$3,845

	Year Ended December 31, 2007
	Americas	EMEA/APAC	Corporate Unallocated Costs	Total
	(in thousands)
Revenue	$181,992	$71,238	$—	$253,230
Cost of revenue	105,604	29,131	—	134,735

Gross profit	76,388	42,107	—	118,495
Operating expenses	30,102	18,683	49,933	98,718

Income (loss) from operations	$46,286	$23,424	$(49,933)	$19,777

	Year Ended December 31, 2008
	Americas	EMEA/APAC	Corporate Unallocated Costs	Total
	(in thousands)
Revenue	$205,693	$87,167	$—	$292,860
Cost of revenue	112,257	39,380	—	151,637

Gross profit	93,436	47,787	—	141,223
Operating expenses	30,651	22,327	50,523	103,501

Income (loss) from operations	$62,785	$25,460	$(50,523)	$37,722

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the breakout of identifiable assets by reporting segment:

	As of December 31, 2007
	Americas	EMEA/APAC	Total
	(in thousands)
Goodwill	$170,887	$45,684	$216,571
Long-lived assets, net	125,465	24,434	149,899

	As of December 31, 2008
	Americas	EMEA/APAC	Total
	(in thousands)
Goodwill	$170,263	$33,743	$204,006
Long-lived assets, net	113,950	17,710	131,660

As of December 31, 2006, 2007 and 2008, no individual customer exceeded 10% of the Company’s total revenue.

15. Income Taxes

Income (loss) before income taxes consist of the following:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
United States	$(17,009)	$(7,650)	$14,999
Foreign	2,701	4,565	4,584

Total income (loss) before income taxes	$(14,308)	$(3,085)	$19,583

The income tax provision (benefit) consisted of the following:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Current
Federal	$(13)	$2,464	$5,541
State	468	427	1,121
Foreign	2,293	2,420	2,330

Total current	2,748	5,311	8,992
Deferred
Federal	(5,797)	(3,703)	310
State	(1,152)	(747)	16
Foreign	(273)	(50)	(200)

	(7,222)	(4,500)	126
Change in valuation allowance	678	34	(275)

Net deferred	(6,544)	(4,466)	(149)

Total income tax provision (benefit)	$(3,796)	$845	$8,843

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The world wide effective rate for the Company for the year ended December 31, 2006, 2007, and 2008 is 26.5%, (27.4)%, and 45.2%, respectively. A reconciliation of the income tax expense to the amount computed by applying the statutory federal income tax rate to the income (loss) before income tax provision (benefit) was as follows:

	Year ended December 31,
	2006	2007	2008
Statutory federal income tax rate	34.0%	34.0%	35.0%

Effect of:
State income tax, net of federal benefit	5.0	19.3	3.9
Foreign operations	(1.6)	13.8	(1.7)
Change in valuation allowance	(4.8)	(1.1)	(1.4)
Tax contingencies	(6.1)	(95.7)	9.5
Research and development credits	—	9.6	(4.5)
Meals and entertainment	—	(8.2)	1.4
Tax rate changes on deferred tax balances	—	—	3.6
Other	—	0.9	(0.6)

Income tax	26.5%	(27.4)%	45.2%

Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2007	2008
	(in thousands)
Deferred tax assets
Deferred revenue	$3,156	$5,804
Employee benefits accruals	3,416	3,110
Depreciation	380	33
Allowance for doubtful accounts	56	961
Domestic and foreign operating loss carryforwards	18,678	15,718
Tax credits carryforwards	440	77
Stock options	1,735	2,998
Accrued pension costs	278	1,049
Other	697	1,041

	28,836	30,791
Valuation allowance on operating loss carryforwards	(11,891)	(10,610)

	16,945	20,181
Deferred tax liabilities
Intangible assets	36,413	32,491
Unrealized functional currency gains/losses	—	1,068
Prepaid expenses	129	563

	36,542	34,122

Net deferred tax liability	$(19,597)	$(13,941)

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The net deferred tax liability is included in the consolidated balance sheets as follows:

	As of December 31,
	2007	2008
	(in thousands)
Current assets	$3,674	$7,562
Noncurrent assets	—	728
Noncurrent liabilities	(23,271)	(22,231)

	$(19,597)	$(13,941)

At December 31, 2007 and 2008, the Company had a federal net operating loss carryforward of approximately $24.4 million and $14.8 million respectively, which are set to expire beginning in 2021. The net operating losses are subject to various limitations under Internal Revenue Code Section 382. In addition, certain of the Company’s foreign subsidiaries have net operating loss carryforwards in U.S. dollars totaling approximately $39.8 million and $33.0 million as of December 31, 2007 and 2008, respectively, which are set to expire beginning in 2010.

The Company uses the “with-and-without” approach for ordering tax benefits derived from stock options. Using the with-and-without approach, actual income taxes payable for the period are compared to the amount of tax payable that would have been incurred absent the deduction for employee stock-based payments in excess of the amount of compensation cost recognized for financial reporting. As a result of this approach, tax net operating loss carryforwards not generated from stock-based payments in excess of cost recognized for financial reporting are considered utilized before the current period’s stock-based deduction. As a result of this accounting treatment, in addition to the net operating loss carryforwards listed above, the Company had tax deductions of approximately $1.6 million resulting from the exercise of employee stock options where the tax benefit had not been recognized as of December 31, 2007. At December 31, 2008, the Company was able to recognize a tax benefit of $0.6 million related to prior year exercises of employee stock options as these tax deductions were used to reduce otherwise taxable income during the year. Under SFAS No. 123(R) the benefit was credited to additional paid-in capital.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2007 and 2008, the Company recorded a valuation allowance in the amount of approximately $11.9 million and $10.6, million respectively, to offset deferred tax assets related to foreign and federal operating loss carryforwards due to uncertainty regarding realization of such deferred tax assets. In 2006, 2007, and 2008, approximately $11.6 million, $11.3 million and $8.7 million, respectively, related to foreign net operating losses and tax credits and approximately $0.3 million, $0.6 million and $1.9 million respectively, related to federal and state losses of acquired U.S. entities. Approximately $11.1 million and $10.5 million of the valuation allowance as of December 31, 2007 and 2008, respectively, is related to acquired deferred tax assets, for which any subsequently recognized tax benefits will be recorded as a reduction to income tax expense due to the adoption of SFAS No. 141(R) on January 1, 2009.

No provision for U.S. income taxes or foreign withholding taxes has been made by the Company on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. As of

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, the cumulative amount of earnings upon which U.S. income taxes have not been provided is estimated to be approximately $29.0 million. Deferred taxes for these unremitted foreign earnings are not practicable to estimate.

In June 2006, the FASB issued FIN No. 48 which establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 on January 1, 2007 resulted in a $0.7 million increase in net deferred tax assets, a $3.0 million increase to accumulated deficit and a $1.2 million increase to goodwill.

The following table is a summary of the changes in the Company’s gross unrecognized tax benefits at the beginning and end of the period.

	2007	2008
	(in thousands)
Unrecognized tax benefits at January 1,	$9,396	$13,642
Increases related to prior year tax positions	—	396
Decreases related to prior year tax positions	—	(72)
Increases related to current year tax positions	4,147	5,465
Decreases related to settlements with tax authorities	—	(92)
Decreases related to lapsing of statutes of limitations	—	(419)
Currency translation adjustment	99	(386)

Unrecognized tax benefits at December 31,	$13,642	$18,534

Included in the balance of unrecognized tax benefits as of December 31, 2008 and December 31, 2007 is $9.9 million and $9.0 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company had approximately $0.4 million of accrued interest or penalties recorded as of December 31, 2008 and December 31, 2007. The tax years 2005 through 2008 remain open to examination by the United States taxing jurisdictions to which we are subject. The Company does not anticipate a material change to the amount of unrecognized tax positions within the next 12 months.

While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

16. Stock-Based Compensation

The Company's 2005 Stock Incentive Plan provides for the grant of incentive and nonqualified stock options and stock awards (collectively, the “Awards”) that generally vest over four years commencing at the date of grant and expire after ten years. In addition, although the Stock Incentive Plan provides for the grant of restricted and unrestricted stock, the Company has not granted any restricted stock. A maximum of 2,801,182 shares of the Company’s common stock may be issued under the 2005 Stock Incentive Plan. All directors, officers and employees of the Company and its subsidiaries and nonemployee consultants are eligible for

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Awards. No Awards may be granted under the 2005 Stock Incentive Plan after May 22, 2015. The board of directors, in its discretion, may terminate the 2005 Stock Incentive Plan earlier. Outstanding Awards generally will be unaffected by the 2005 Stock Incentive Plan’s termination.

Upon adoption of SFAS No. 123(R), the Company elected to use the Black-Scholes Merton option pricing model to estimate the fair value of option grants. Prior to January 1, 2006, the Company used a minimum-value option-pricing model. Because the Company’s stock is not actively traded, it is not practical for the Company to estimate the expected volatility of its stock. The Company determines volatility based on an analysis of comparable public companies. The weighted-average fair value per share of options granted during the years ended December 31, 2006 and 2007 was $10.56 and $8.90, respectively. There were no options granted during 2008.

The weighted average assumptions for options granted in 2006 and 2007 were as follows:

	2006	2007
Expected volatility	56.0%	48.9%
Dividend yield	—	—
Risk-free interest rate	4.9%	3.7%
Expected option life (years)	5	5

Options are granted at fair market value on the date of grant. The exercise price, vesting schedule, and other option terms are determined by the board of directors at the time of grant. Options granted during the period May 23, 2005 through December 31, 2005 vest 25.0% on May 23, 2006 or August 2, 2006, with the remainder vesting in equal amounts on a monthly basis during the following three years. Options granted during 2006 vest 25.0% on the first anniversary after the date of grant with the remainder vesting in equal amounts on a monthly basis during the following three years. Options granted during 2007 vest 25.0% on January 1, 2008 or December 19, 2008, with the remainder vesting in equal amounts on a monthly basis during the following three years. As of December 31, 2008, options to purchase 222,220 shares of common stock were available to grant under the 2005 Stock Incentive Plan.

Activity under the 2005 Stock Incentive Plan is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2005	1,751,352	$10.00

Granted	763,769	19.45
Exercised	—
Forfeited/cancelled	(168,247)	10.44

Outstanding as of December 31, 2006	2,346,874	13.03

Granted	1,167,272	18.80
Exercised	(234,831)	10.00
Forfeited/cancelled	(743,064)	11.38

Outstanding as of December 31, 2007	2,536,251	14.97

Granted	—	—
Exercised	—	—
Forfeited/cancelled	(105,667)	15.61

Outstanding as of December 31, 2008	2,430,584	14.95

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding as of December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Exercisable as of December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
$ 10.00	725,322	$10.00	6.92	645,467	$10.00	6.92
17.05	1,705,262	17.05	8.37	717,914	17.05	8.17

	2,430,584			1,363,381

As of December 31, 2008, there was approximately $8.1 million of unrecognized compensation cost related to stock option awards that are expected to be recognized over a weighted-average period of approximately three years. The total fair value of options vested during the years ended December 31, 2006, 2007 and 2008 was approximately $1.2 million, $3.0 million and $6.0 million, respectively. The total intrinsic value of options exercised during 2007 was $1.7 million. There were no options exercised during 2006 or 2008. The Company expects 977,880 of the shares of common stock underlying options outstanding as of December 31, 2008 to vest.

In December 2007, the Company modified the exercise price of options that were granted at exercise prices ranging from $19.90 to $21.63 per share to $17.05 per share. The fair value of the common stock in December 2007 was determined by the Company contemporaneously with the modification. This modification affected 37 employees, and as a result, the Company recognized additional compensation expense of approximately $0.3 million for the year ended December 31, 2007.

17. Employee Benefit Plans

Defined Contribution Plans

The Company maintains a defined contribution 401(k) plan for all employees who meet certain eligibility requirements. Under the 401(k) plan, eligible employees may defer receipt of a portion of their eligible compensation with the Company matching a defined percentage of the employees’ deferral. The Company’s matching contributions were approximately $0.8 million, $1.5 million and $1.9 million during the years ended December 31, 2006, 2007, and 2008, respectively. The Company may also elect to make discretionary profit-sharing contributions for virtually all domestic employees. The Company did not make any discretionary contributions during 2006, 2007, or 2008.

Employees hired after December 31, 2003 and associated with a predecessor corporation acquired by the Company may participate in a defined contribution group personal pension arrangement. Under the group personal pension arrangement, eligible employees may elect to defer receipt of a portion of their eligible compensation. The Company matches a defined percentage of the employees’ deferral. The matching contribution to the group personal pension arrangement was approximately $0.5 million, $0.6 million and $0.8 million, during the years ended December 31, 2006, 2007, and 2008, respectively.

Defined Benefit Plan

The Company has a noncontributory, defined pension plan (the “Pension Plan”) covering United Kingdom employees who joined EMEA/APAC’s employment before December 31, 2001. The benefits provided by the Pension Plan are primarily based on years of service and final compensation at retirement (or earlier, upon leaving service). The Company’s funding policy for the Pension Plan is to make the annual contributions required by applicable regulations.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company uses a December 31 measurement date for the Pension Plan. The following tables set forth the changes in benefit obligation, plan assets and funded status as follows:

	As of December 31,
	2007	2008
	(in thousands)
Accumulated benefit obligation as of end of period	$23,109	$15,048

Change in projected benefit obligation
Projected benefit obligation as of beginning of period	23,940	24,207
Service cost	645	640
Interest cost	1,299	1,310
Participant contributions	480	453
Net actuarial loss	(2,562)	(3,057)
Augmentation	—	26
Benefits paid	(62)	(1,712)
Currency translation adjustment	467	(6,146)

Projected benefit obligation as of end of period	$24,207	$15,721

Change in plan assets
Fair value of plan assets as of beginning of year	$16,480	$19,434
Actual return on plan assets	851	(2,759)
Employer contributions	1,849	1,302
Plan participants’ contributions	—	453
Benefits paid	(62)	(1,712)
Currency translation adjustment	316	(4,750)

Fair value of plan assets as of end of year	19,434	11,968

Funded status as of end of year	(4,773)	(3,753)
Unrecognized net actuarial loss	279	—

Net amount recognized	$(4,494)	$(3,753)

Amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2008 include noncurrent liabilities of approximately $4.8 million and $3.8 million, respectively. Amounts recognized in accumulated other comprehensive loss as of December 31, 2006 included a net actuarial loss of approximately $2.4 million or $1.7 million, net of deferred tax assets, as of December 31, 2007 a net actuarial gain of approximately $2.2 million or $1.5 million, net of deferred tax assets and as of December 31, 2008, a net actuarial loss $0.8 million or $0.5 million, net of deferred tax assets.

The accumulated benefit obligation in excess of plan assets was as follows:

	As of December 31,
	2007	2008
	(in thousands)
Projected benefit obligation	$24,207	$15,721
Accumulated benefit obligation	23,109	15,048
Fair value of plan assets	19,434	11,968

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Net annual periodic pension expense was as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Components of net periodic pension expense
Service cost—benefits earned per year	$772	$645	$640
Interst cost on projected benefit obligation	927	1,299	1,310
Expected return on plan assets	(828)	(1,205)	(1,265)
Amortization of unrecognized losses	—	4	—
Amortization of unrecognized prior service costs	—	—	26

Net periodic pension expense	$871	$743	$711

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) was as follows:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Net actuarial loss (gain)	$1,644	$2,207	$(754)
Total recognized in other comprehensive income	1,644	2,207	(754)
Total recognized in net periodic pension expense and other comprehensive income	2,515	2,950	(43)

Weighted-average assumptions used to determine net periodic pension expense and benefit obligations for the pension plan was as follows:

	Year Ended December 31,
	2006	2007	2008
Discount rate	5.2%	5.9%	6.5%
Weighted-average expected long-term rate of return on plan assets	6.8	7.0	6.6
Rate of compensation increase	3.5	3.8	3.2

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s pension plan investment strategies are to maximize return within reasonable and prudent levels of risk in order to provide benefits to participants. The investment strategies are targeted to produce a total return that, when combined with the Company’s contributions to the Pension Plan, will maintain the plan’s ability to pay all benefit and expense obligations when due. Risk is controlled through diversification of asset types and investments in domestic and international equities, fixed income securities and cash. Investment risk is monitored on an ongoing basis through quarterly investment portfolio reviews. The target asset allocation is 65% equities and 35% bonds. The Pension Plan weighted-average asset allocation by asset category based on asset fair values was as follows:

	2007	2008
Equity securities	58.4%	77.4%
Debt securities	15.1	17.3
Real estate	1.1	0.0
Cash	25.4	5.3

	100.0%	100.0%

The Company expects to contribute approximately $1.0 million to the Pension Plan in 2009. The Company expects to pay pension benefits as follows:

(in thousands)
Year Ending December 31,
2009	$205
2010	213
2011	217
2012	226
2013	239
2014-2018	2,208

18. Commitments and Contingencies

Commitments

The Company leases office space and certain office equipment principally in the United States and Europe under operating leases, which resulted in rental expense of approximately $6.9 million, $9.4 million, and $10.2 million for the years ended December 31, 2006, 2007, and 2008, respectively. As of December 31, 2008, cash commitments under noncancellable lease agreements being accounted for as operating leases totaled approximately $8.5 million in 2009, $7.6 million in 2010, $6.1 million in 2011, $3.5 million in 2012, and $0.7 million thereafter.

Assets under capital leases totaled $1.8 million and $1.5 million as of December 31, 2007 and 2008, respectively, and consist primarily of computer hardware, office furniture and equipment for internal use. Accumulated amortization on assets under capital leases totaled $1.3 million and $1.2 million as of December 31, 2007 and 2008, respectively. As of December 31, 2008, remaining commitments under capital lease agreements are not material. Capital leased assets and the related amortization is included in fixed assets and accumulated depreciation, respectively, in the accompanying consolidated balance sheets.

The Company has a lease for office space in the United Kingdom through 2013, which it has ceased occupying. The Company carried an estimated liability of approximately $1.7 million and $1.1 million as of

RedPrairie Holding, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2008 respectively, for the unoccupied office space. The estimated liability includes assumptions pertaining to sublease rates, vacancy periods, and anticipated costs to re-sublease the space. Although the Company does not anticipate changes, the actual costs may differ from these estimates.

Contingencies

The Company is involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product, labor and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company records amounts for losses that are deemed probable and subject to reasonable estimate. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on its financial statements.

Software License Indemnification

The Company’s standard software license agreements contain an infringement indemnity clause under which the Company agrees to indemnify and hold harmless the Company’s customers against liability and damages arising from claims of various copyright or other intellectual property infringement by the Company’s products. These terms constitute a form of guarantee that is subject to the disclosure requirements, but not the initial recognition of measurement provisions of FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others. To date, the Company has not encountered an infringement claim. Although it is possible that in the future, third parties may claim that the Company’s current or future software solutions infringe on their intellectual property, the Company does not currently expect a significant impact on the Company’s business, operating results, cash flows or financial condition.

19. Related Party Balances and Transactions

The Company entered into a management services agreement with its primary stockholder, Francisco Partners, in 2005 for advisory and consulting services related to corporate management, finance, investment, acquisitions and other matters related to the business of the Company. Under the terms of the agreement, the Company agreed to pay a fee for these services of approximately $1.0 million per year, plus out-of-pocket expenses for a period of 10 years. During 2006, 2007, and 2008, the Company recorded approximately $1.2 million, $1.0 million, and $1.1 million respectively, of expense related to these services. In addition, we incurred fees payable to Francisco Partners L.P. of approximately $1.0 million during 2006 related to advisory services in connection with our acquisition of BlueCube.

RedPrairie Holding, Inc. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

			Additions
	Balance as of Beginning of Period	Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance as of End of Period
	(in thousands)
Year ended December 31, 2006
Allowance for doubtful accounts	$668	$471	$546	$252	$(183)	$1,754
Valuation allowance on net deferred assets	1,585	8,834	678	792	—	11,889

	$2,253	$9,305	$1,224	$1,044	$(183)	$13,643

Year ended December 31, 2007
Allowance for doubtful accounts	$1,754	$41	$578	$—	$(342)	$2,031
Valuation allowance on net deferred assets	11,889	—	34	331	(363)	11,891

	$13,643	$41	$612	$331	$(705)	$13,922

Year ended December 31, 2008
Allowance for doubtful accounts	$2,031	$—	$1,259	$—	$(556)	$2,734
Valuation allowance on net deferred assets	11,891	—	(275)	1,258	(2,264)	10,610

	$13,922	$—	$984	$1,258	$(2,820)	$13,344

RedPrairie Holding, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	As of		Pro Forma Stockholders' Equity as of September 30, 2009
	December 31, 2008	September 30, 2009
	(in thousands, except share and per share data)
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$46,589	$52,626
Accounts receivable, less allowance for doubtful accounts of $2,734 and $3,122 as of December 31, 2008 and September 30, 2009, respectively	47,509	43,953
Unbilled accounts receivable	6,150	4,204
Prepaid expenses and other current assets	7,086	6,430
Deferred tax assets	7,562	5,852

Total current assets	114,896	113,065

Property and equipment, net	7,847	7,947
Goodwill	204,006	207,306
Intangible assets, net	117,003	107,257
Deferred tax assets	728	909
Other assets	6,082	5,005

Total assets	$450,562	$441,489

Liabilities, convertible redeemable preferred stock, and stockholders’ (deficit) equity
Current liabilities
Accounts payable	$8,482	$7,105
Accrued expenses	21,622	20,203
Deferred revenue	27,618	27,961
Taxes payable	1,524	—
Current portion of long-term debt	19,009	7,773
Other current liabilities	1,374	774

Total current liabilities	79,629	63,816

Long-term debt	216,841	208,643
Deferred tax liabilities	22,231	14,499
Long-term deferred revenue	4,471	7,603
Pension liability	3,752	3,384
Other long-term liabilities	17,955	17,812

Total liabilities	344,879	315,757

Convertible redeemable preferred stock, $0.001 par value	142,948	142,948
Authorized: 1,320,000 shares as of series A preferred stock December 31, 2008 and September 30, 2009
Issued and outstanding: 1,297,483 shares as of series A preferred stock December 31, 2008 and September 30, 2009
Liquidation preference: $145,679 as of December 31, 2008 and $152,409 as of September 30, 2009
Stockholders’ (deficit) equity
Common stock; $0.001 par value; 15,500,000 shares authorized; 66,950 shares issued and outstanding as of December 31, 2008 and September 30, 2009	—	—

Additional paid-in capital	(16,270)	(13,577)
Accumulated earnings (deficit)	(7,741)	4,706
Accumulated other comprehensive income (loss)	(13,254)	(8,345)

Total stockholders’ equity (deficit)	(37,265)	(17,216)

Total liabilities, convertible redeemable preferred stock, and stockholders’ deficit	$450,562	$441,489

The accompanying notes are an integral part of these condensed consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

	Nine Months Ended September 30,
	2008	2009
	(in thousands, except share and per share data) (unaudited)
Revenue
Software license	$35,274		$27,291
Post-contract support and hosting	58,408		61,787
Professional services	101,597		85,975
Hardware and other	25,966		18,842

Total revenue	221,245		193,895

Cost of revenue
Software license	264		307
Amortization of acquired software	6,180		6,034

Total cost of software license	6,444		6,341

Post-contract support and hosting	25,712		25,391
Professional services	60,335		51,203
Hardware and other	22,195		15,820

Total cost of revenue	114,686		98,755

Gross profit	106,559		95,140
Operating expenses
Research and development	20,277		19,493
Sales and marketing	30,486		25,560
General and administrative	17,661		16,219
Depreciation and amortization	5,905		5,953

Total operating expenses	74,329		67,225

Income from operations	32,230		27,915
Interest expense, net	13,854		10,752
Other income (loss), net	239		166

Income before income taxes	18,615		17,329

Income tax provision	8,437		4,882

Net income	$10,178		$12,447

Dividends on convertible redeemable preferred stock	(6,358)		(6,729)

Net income attributable to common stockholders	$3,820		$5,718

Earnings attributable to common stockholders per common share:
Basic	$57.06		$85.41

Diluted	$0.77		$0.94

Weighted average common shares outstanding:
Basic	66,950		66,950

Diluted	13,227,431		13,225,210

Pro forma earnings attributable to common stockholders per common share:
Basic		$

Diluted		$

Pro forma weighted average common shares outstanding:
Basic

Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2008	2009
	(in thousands) (unaudited)
Cash flows from operating activities
Net income	$10,178	$12,447
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,293	2,127
Amortization of intangibles	11,546	11,300
Amortization of deferred financing costs	1,126	1,072
Deferred income tax provision	4,143	(6,203)
Stock-based compensation	3,105	2,693
Equity in earnings of affiliates	—	44
Changes in operating assets and liabilities
Accounts receivable	(6,036)	3,902
Unbilled accounts receivable	(1,773)	2,301
Prepaid expenses and other assets	1,766	971
Accounts payable	(4,227)	(1,480)
Deferred revenue	13,028	3,180
Accrued expenses and other liabilities	673	(5,065)

Net cash provided by operating activities	35,822	27,289

Cash flows from investing activities
Capital expenditures	(3,216)	(2,125)
Investment in affiliate	—	(210)

Net cash used in investing activities	(3,216)	(2,335)

Cash flows from financing activities
Payments on debt	(1,275)	(19,434)
Principal payments under capital lease obligations	(113)	(9)

Net cash used in financing activities	(1,388)	(19,443)

Effect of exchange rate changes on cash and cash equivalents	(510)	526

Net increase in cash and cash equivalents	30,708	6,037
Cash and cash equivalents
Beginning of period	13,326	46,589

End of period	$44,034	$52,626

The accompanying notes are an integral part of these condensed consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

RedPrairie Holding, Inc. (the “Company”) provides a platform of productivity solutions that enable manufacturers, distributors, and retailers to synchronize and optimize the management of workforce, inventory and transportation. The company delivers these solutions through a combination of software and related services that support business strategies for increasing revenue, reducing costs and creating competitive advantage.

The Company operates primarily in the Americas, Europe, the Middle East, Africa, Asia and Australia. The Company’s corporate headquarters are located in Waukesha, Wisconsin. The Company operates in two geographic segments: the Americas (includes the United States, Canada and Latin America), and EMEA/APAC (Europe, the Middle East, Africa, and Asia-Pacific). Each segment has separate management teams and reporting structures.

The Company was incorporated in April 2005 in connection with its acquisition by funds affiliated with Francisco Partners Management LLC (collectively, “Francisco Partners”).

Unaudited Interim Financial Statements

The Company has prepared the unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position as of September 30, 2009 and the results of operations and cash flows for the nine months ended September 30, 2008 and 2009. The condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements and notes thereto contained herein. All significant intercompany transactions have been eliminated in consolidation. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009.

Unaudited Pro Forma Stockholders’ Equity

In November 2009, the board of directors of the Company authorized management to file a registration statement with the SEC for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Company’s preferred stockholders plan to exercise their option to convert their outstanding shares into shares of common stock as of the closing of the offering. Pro forma convertible redeemable preferred stock and stockholders’ equity, as adjusted for the assumed conversion of the convertible redeemable preferred stock, is set forth on the accompanying balance sheet.

2. Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company adopted the guidance on January 1, 2009. The adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

In April 2008, the FASB issued authoritative guidance on the useful life of an intangible asset. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. This interpretation is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance did not affect the condensed consolidated financial position, results of operations or cash flows of the Company.

In June 2008, the FASB issued revised authoritative guidance that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance on January 1, 2009 did not materially affect earnings per share and was applied retrospectively to all periods presented.

In April 2009, the FASB amended the authoritative guidance related to the disclosures about fair value of financial instruments which requires publicly-traded companies to provide disclosures on the fair value of financial instruments in interim financial statements. Since this guidance only requires additional disclosures concerning the financial instruments, the adoption of it did not have an impact on the condensed consolidated financial statements.

In May 2009, the FASB authoritative guidance regarding subsequent events, which establishes general standards of accounting for and disclosures of subsequent events that occur after the balance sheet date but prior to the issuance of financial statements. The guidance requires additional disclosure regarding the date through which subsequent events have been evaluated by the entity as well as, whether that date is the date the financial statements were issued. This guidance became effective for the Company’s financial statements as of June 30, 2009. The adoption of this guidance did not affect the condensed consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB amended the authoritative guidance related to variable interest entities. The guidance requires an entity to perform an analysis to determine whether its variable interest(s) constitute a controlling interest in the variable interest entity. The guidance also requires enhanced disclosures surrounding variable interest entities. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009 and interim periods within those years. The Company is currently evaluating the potential impact of this guidance on its condensed consolidated financial statements.

In October 2009, the FASB amended the authoritative guidance regarding revenue recognition for arrangements with multiple deliverables. Under the new guidance, when vendor-specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method and additional disclosures on selling price method. This guidance is effective for agreements that begin or are changed in fiscal years beginning after June 15, 2010 and interim periods within those years. The Company is currently evaluating the potential impact of this guidance on its condensed consolidated financial statements.

In October 2009, the FASB amended the authoritative guidance regarding arrangements with software elements. The guidance amends the scope of the prior guidance to exclude all tangible products containing both software and non-software components that operate together to deliver the product’s functions. The guidance also requires enhanced disclosures related to the revenue recognition in these types of arrangements. This guidance is effective for agreements that begin or are changed in fiscal years beginning after June 15, 2010 and interim periods within those years. The Company is currently evaluating the potential impact of this guidance on its condensed consolidated financial statements.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

3. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill were as follows:

	Nine Months Ended September 30, 2009
	Americas	EMEA/APAC	Total
	(in thousands)
Balance as of December 31, 2008	$170,263	$33,743	$204,006
Translation adjustment for goodwill denominated in foreign currencies	—	3,300	3,300

Balance as of September 30, 2009	$170,263	$37,043	$207,306

No impairments have been identified or recorded on the Company's goodwill, during the nine months ended September 30, 2009 or during prior periods.

Intangible assets consisted of the following:

	As of December 31, 2008
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in years)	(in thousands)
Acquired technology	5–10	$52,366	$(26,154)	$26,212
Customer lists	8–25	82,548	(16,364)	66,184
Trademarks	25	28,757	(4,150)	24,607

Total intangible assets		$163,671	$(46,668)	$117,003

	As of September 30, 2009
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in years)	(in thousands)
Acquired technology	5–10	$53,110	$(32,674)	$20,436
Customer lists	8–25	83,477	(20,932)	62,545
Trademarks	25	29,397	(5,121)	24,276

Total intangible assets		$165,984	$(58,727)	$107,257

The gross carrying amounts of intangible assets are impacted by certain balances denominated in foreign currencies. These balances are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.

Amortization of acquired technology for the nine months ended September 30, 2008 and 2009 was $6.2 million and $6.0 million, respectively, and is included in total cost of software license revenue in the accompanying condensed consolidated statements of operations. Amortization of customer lists and trademarks for both the nine months ended September 30, 2008 and 2009 was $5.3 million, and is included in operating expenses in the accompanying condensed consolidated statements of operations.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

4. Borrowings and Long-Term Debt

Long-term debt consisted of the following:

	As of December 31, 2008	As of September 30, 2009
	(in thousands)
First Lien Term Facility	$165,850	$146,416
Second Lien Term Facility	70,000	70,000

Total debt	235,850	216,416
Less: Current portion	(19,009)	(7,773)

Total long-term debt, net	$216,841	$208,643

The Company has entered into, a First Lien Credit Agreement, which provides for a revolving credit facility (“Revolving Credit Facility”), a letter of credit facility (“Letter of Credit Facility”), and a term loan facility (“First Lien Term Facility”) and a Second Lien Credit Agreement (together, the “Credit Agreements”). As of December 31, 2008 and September 30, 2009, the Company had no outstanding borrowings under its Revolving Credit Facility and no letters of credit were outstanding under its Letter of Credit Facility.

No changes in the terms and conditions of the Credit Agreements have occurred during the nine months ended September 30, 2009. The Company is required to pay down the borrowings under the First Lien Term Facility annually, based on an excess cash flow calculation. The company performed the analysis as of December 31, 2008 and determined approximately $18.6 million of excess cash flow was generated in 2008. The Company remitted the amount to their lenders in April of 2009.

Maturities of long-term debt outstanding are as follows:

(in thousands)
Fourth quarter of 2009	$—

Year Ending December 31,
2010	11,872
2011	16,396
2012	118,148
2013	70,000

$216,416

The Credit Agreements require the Company, among other things, to comply with certain financial covenants and maintain certain financial ratios in such amounts and for such periods as set forth therein. The Company was in compliance with these certain financial covenants and financial ratios as of December 31, 2008 and September 30, 2009.

5. Fair Value Measurements

The FASB's authoritative guidance related to fair value measurements and disclosures, establishes a fair value hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of asset or liability and their characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial liabilities measured at fair value on a recurring basis:

	As of December 31, 2008	Fair Value Measurements as of Reporting Date Using
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Interest rate swaps	$713	$—	$713	$—

	As of September 30, 2009
	(in thousands)
Interest rate swaps	$252	$—	$252	$—

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities. Based on this fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the credit agreements and capital lease obligations approximates fair value. We also have assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include long-term assets such as property and equipment, goodwill, and other intangibles. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During the nine months ended September 30, 2008 and 2009, we had no impairments related to these assets.

The Company categorized the derivative liabilities as Level 2 and determined the value of the interest rate swap agreements utilizing a standard option pricing model based on inputs that are quoted by counterparties to these agreements that estimates the present value of expected future cash flows.

6. Derivative Financial Instruments

The Company uses interest rate swap agreements to manage its exposure to interest rate fluctuations. The arrangements allow the Company to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The Company does not enter into any trading or speculative positions with regards to derivatives instruments. The Company accounts for derivative financial instruments in accordance with the FASB’s authoritative guidance related to derivatives and hedging. The guidance requires the Company to recognize all derivatives on the balance sheet at fair value. The ineffective portions of hedges are recognized as a gain or loss in the condensed consolidated statements of operations in the current period. Changes in fair value of the effective portions of cash flow hedges are reported in other comprehensive income and recognized in earnings when the hedged item is recognized in earnings.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Company is exposed to counterparty credit risk on its interest rate swaps. As the interest rate swaps are recorded at fair value, the Company’s full amount of exposure is the carrying value of these instruments. The Company only enters into swap agreements with well-established financial institutions, and therefore believes the Company’s risk is minimal. The fair value of the Company's interest rate swaps reflect their consideration of non-performance risk. The Company does not require collateral under these agreements.

The Company had four interest rate swap agreements designated as cash flow hedges outstanding as of September 30, 2009 with notional values totaling $135.0 million. The hedges have expiration dates every three months. Any mark-to-market gains or losses on these interest rate swap agreements are included in accumulated other comprehensive income (loss), and if exercised, reclassified into income in the period during which a specific hedged transaction affects earnings.

The location and fair value amounts of derivatives in the condensed consolidated balance sheet are shown in the following table:

	Balance Sheet Location	As of September 30, 2009 Fair Value
		(in thousands)
Derivatives designated as hedging instruments
Interest rate swaps	Current liabilities	$252

The location and effect of derivatives in the condensed consolidated statements of operations are shown in the following table for the nine months ended September 30, 2009:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI On Derivatives (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion & Amount Excluded From Effectiveness Testing)
	(in thousands)		(in thousands)

Interest rate swaps	$80	Interest expense, net	$(794)	Other income (expense), net

7. Segment Reporting and Major Customers

The Company manages its business in two segments: Americas and EMEA/APAC. The Company uses the same accounting policies for each reporting segment, and management reviews segment performance based on revenue, gross profit (margin) and operating income. The chief executive officer and chief financial officer evaluate performance based on revenue and operating results for each segment.

Each segment derives its revenue from the sale and implementation of the Company’s supply chain execution and in-store operations solutions that help companies manage the productivity and efficiency of their extended supply chain. Each segment’s cost of revenue consists primarily of personnel and other direct costs related to professional services, post-contract support and hosting, hardware and other revenues, as well as amortization of acquired technology. Operating expenses included in the Americas segment consist of direct sales, depreciation and amortization expenses. Operating expenses included in the EMEA/APAC segment consist of direct expenses related to sales and marketing, general and administrative functions and depreciation and amortization.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Corporate unallocated costs consist of all research and development and certain marketing and general and administrative expenses, including expenses related to corporate functions such as finance, legal, human resources and information technology, as well as specific general and administrative functions specific to the Americas region. These expenses are not allocated to the operating segments nor included in the measure of segment income from operations. As a result, the components of operating income for one segment may not be comparable to another segment. The Company does not allocate assets and liabilities to its operating segments other than long-lived assets and goodwill.

In accordance with the FASB's authoritative guidance regarding segments, the Company has included a summary of the financial information by reporting segment. The following table presents the revenues, expenses and operating income (loss) by reporting segment:

	Nine Months Ended September 30, 2008
	Americas	EMEA/ APAC	Corporate Unallocated Costs	Total
	(in thousands)
Revenue	$156,075	$65,170	$—	$221,245
Cost of revenue	84,965	29,721	—	114,686

Gross profit	71,110	35,449	—	106,559
Operating expenses	21,753	17,104	35,472	74,329

Income (loss) from operations	$49,357	$18,345	$(35,472)	$32,230

	Nine Months Ended September 30, 2009
	Americas	EMEA/ APAC	Corporate Unallocated Costs	Total
	(in thousands)
Revenue	$140,956	$52,939	$—	$193,895
Cost of revenue	66,942	31,813	—	98,755

Gross profit	74,014	21,126	—	95,140
Operating expenses	17,609	15,527	34,089	67,225

Income (loss) from operations	$56,405	$5,599	$(34,089)	$27,915

The following table presents the breakout of identifiable assets by reporting segment:

	As of December 31, 2008
	Americas	EMEA/APAC	Total
	(in thousands)
Goodwill	$170,263	$33,743	$204,006
Long-lived assets, net	113,950	17,710	131,660

	As of September 30, 2009
	Americas	EMEA/APAC	Total
	(in thousands)
Goodwill	$170,263	$37,043	$207,306
Long-lived assets, net	102,912	18,206	121,118

As of September 30, 2008 and 2009, no individual customer exceeded 10% of the Company’s total revenue.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

8. Income Taxes

Income tax provisions for interim periods are based on estimated annual income tax rates, adjusted to reflect the effects of any significant infrequent or unusual items which are required to be discretely recognized within the current interim period. The Company plans to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented are largely based upon the projected annual pre-tax earnings by jurisdiction and the allocation of certain expenses in various taxing jurisdictions, where the Company conducts its business. These taxing jurisdictions apply a broad range of statutory income tax rates.

The effective tax rate for the nine months ended September 30, 2008 and 2009 was 45.3% and 28.2%, respectively. The decrease in the effective income tax rate for the nine months ended September 30, 2009 was primarily attributable to the recognition of tax benefits related to the release of valuation allowances and changes in estimates of tax attributes.

9. Stock-Based Compensation

There were no options granted during 2008 or during the nine months ended September 30, 2009. As of September 30, 2009, 538,097 options were available to grant under the Company's 2005 Stock Incentive Plan.

Activity under the 2005 Stock Incentive Plan is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2008	2,430,584	$14.95
Granted	—	—
Exercised	—	—
Forfeited/cancelled	(315,877)	17.05

Outstanding as of September 30, 2009	2,114,707	14.63

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding as of September 30, 2009	Weighted Average Exercise Price	Weighted Average Remainng Contractual Life in Years	Exercisable as of September 30, 2009	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
$ 10.00	725,322	$10.00	6.17	725,322	$10.00	6.17
17.05	1,389,385	17.05	7.73	813,512	17.05	7.59

	2,114,707			1,538,834

As of September 30, 2009, there was approximately $4.9 million of unrecognized compensation cost related to stock option awards that are expected to be recognized over a weighted-average period of approximately two years. The total fair value of options vested during the nine months ended September 30, 2008 and 2009 was approximately $4.0 million and $2.8 million, respectively. There were no options exercised during the nine months ended September 30, 2008 or 2009.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Stock-based compensation recognized for the nine months ended September 30, 2008 and 2009 was approximately $3.1 million and $2.7 million, respectively, before income taxes. Stock-based compensation was recorded as follows:

	Nine Months Ended September 30,
	2008	2009
	(in thousands)
Cost of revenue	$350	$268
Sales and marketing	838	447
Research and development	325	403
General and administrative	1,592	1,575

Total stock-based compensation	$3,105	$2,693

10. Restructuring Costs

In March 2009, the Company executed a restructuring related to involuntary employee termination covering a reduction of 56 individuals in Americas and 14 individuals in EMEA/APAC. These activities resulted in a total restructuring charge of approximately $1.1 million, with $0.7 million recorded in Americas and $0.4 million recorded in EMEA/APAC for the nine months ended September 30, 2009. This restructuring covered reductions of post-contract support, professional services, research and development, sales and marketing, and general and administrative employees. The intent of the restructuring was to realign the Company's staffing in order to reduce overhead costs and streamline operations. As of September 30, 2009, all of the restructuring charges have been paid. The charges are recognized within the condensed consolidated statements of operations in the applicable cost of revenue or operating expense lines, based on the employees' classification. No further costs are expected to be incurred related to this restructuring activity.

11. Employee Benefit Plans

The Company has a noncontributory, defined pension plan (the “Pension Plan”) covering United Kingdom employees who joined EMEA/APAC before December 31, 2001. The components of the net periodic pension expense were as follows:

	Nine Months Ended September 30,
	2008	2009
	(in thousands)
Components of net periodic pension expense
Service costs-benefits earned per year	$395	$324
Interest cost on projected benefit obligation	1,045	803
Expected return on plan assets	(995)	(632)

Net periodic pension expense	$445	$495

Based on current actuarial computations, during the nine months ended September 30, 2009, the Company made contributions of approximately $1.1 million to the Pension Plan. The Company expects to make additional contributions of approximately $0.6 million over the remainder of 2009.

RedPrairie Holding, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

12. Earnings per Share and Pro Forma Earnings per Share

Earnings per Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. For periods in which the Company records a loss from continuing operations, the Company calculates net loss per share as the net loss during the period divided by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders has been reduced based upon the dividends attributable to the Company’s convertible redeemable preferred stock.

Diluted earnings per share is calculated using the weighted average number of shares of common stock outstanding when dilutive, potential shares of common stock from stock options (using the treasury-stock method) and potential shares of common stock issuable upon conversion of convertible securities (using the if-converted method). Diluted earnings per share for the nine months ended September 30, 2008 and 2009, exclude 2,430,584 and 1,407,459, respectively, of outstanding options for the purchase of common stock that have grant prices in excess of the average market price, or which are otherwise anti-dilutive for the period.

Pro Forma Earnings per Share

The calculation of unaudited pro forma basic and diluted earnings per common share assumes the conversion of all shares of convertible redeemable preferred stock into shares of common stock using the as-if-converted method.

13. Comprehensive Income

Comprehensive income was as follows:

	Nine Months Ended September 30,
	2008	2009
	(in thousands)
Net income	$10,178	$12,447

Other comprehensive income:
Additional minimum pension liability	—	—
Currency translation adjustment	72	4,463
Unrealized gain on derivative instruments	—	446
Total other comprehensive income	72	4,909

Comprehensive income	$10,250	$17,356

14. Subsequent Events

The Company's management has evaluated all subsequent events up to November 25, 2009 for subsequent events requiring recognition or disclosure in the financial statements. During the period, there were no other material recognizable subsequent events and no disclosures were identified except as noted below.

On October 14, 2009, the Company granted options to purchase 348,000 shares of common stock with an exercise price of $16.64 per share to certain of its officers and employees.

On November 23, 2009, the Company granted 253,000 shares of restricted common stock under its 2005 Stock Incentive Plan to be effective immediately prior to the Company’s initial public offering.

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to the unsold allotments or subscriptions.

Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

Oppenheimer & Co.

Needham & Company, LLC

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee. The selling stockholders will not pay any of these costs and expenses.

Amount to be Paid
SEC registration fee		$9,626
FINRA filing fee		17,750
Exchange listing fees		*
Blue sky fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the company, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our amended and restated bylaws to be in effect upon the completion of this offering require us to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

We also have entered into separate indemnification agreements with each of our directors and certain of our officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides that the personal liability of our directors is indemnified against to the fullest extent permitted under the DGCL. This provision of our certificate of incorporation does not eliminate all fiduciary duties of our directors to us and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available to us.

We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement between us and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15.	Recent Sales of Unregistered Securities.

During the three year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act.

No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

•

On April 26, 2007, we granted options to 29 of our employees to purchase an aggregate of 377,118 shares of our common stock under our 2005 Stock Incentive Plan at an exercise price of $21.63 per share.

•	On May 21, 2007, we granted options to two of our employees to purchase an aggregate of 53,975 shares of our common stock under our 2005 Stock Incentive Plan at an exercise price of $21.63 per share.

•

On May 29, 2007, we granted an option to one of our employees to purchase an aggregate of 15,000 shares of our common stock under our 2005 Stock Incentive Plan at an exercise price of $21.63 per share.

•

On August, 31, 2007, one of our employees exercised stock options to purchase 1,750 shares of our common stock. The cash proceeds of $17,500.00 received by us have been used for general corporate purposes.

•

On December 19, 2007, we granted options to 17 of our employees to purchase an aggregate of 1,789,272 shares of our common stock under our 2005 Stock Incentive Plan at an exercise price of $17.05 per share, which includes the repricing of options to purchase 1,068,093 shares of our common stock.

•

On October 14, 2009, we granted options to 37 of our employees to purchase an aggregate of 348,000 shares of our common stock under our 2005 Stock Incentive Plan at an exercise price of $16.64 per share.

•

On November 13, 2009, one of our former employees exercised stock options to purchase 2,933 shares of our common stock. The cash proceeds of $50,007.65 received by us have been used for general corporate purposes.

•	On November 23, 2009, we granted 253,000 shares of our common stock as restricted stock under our 2005 Stock Incentive Plan to be effective immediately prior to this offering.

Each of the above issuances was exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder relating to sales not involving a public offering or pursuant to Rule 701 promulgated under the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701 or pursuant to Regulation S promulgated under the Securities Act, with respect to the securities offered and sold outside the United States to investors who were neither citizens nor residents of the United States.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1*	Form of Purchase Agreement

3.1	Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated October 25, 2006

3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated February 1, 2007

3.4	Certificate of Change of Location of Registered Office and of Registered Agent dated April 2, 2009

3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated October 21, 2009

3.6*	Form of Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. (to become effective prior to completion of this offering)

3.7*	Form of Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. (to become effective immediately upon completion of this offering)

3.8	Amended and Restated Bylaws of RedPrairie Holding, Inc.

3.9*	Form of Amended and Restated Bylaws of RedPrairie Holding, Inc. (to become effective immediately upon completion of this offering)

4.1*	Form of Specimen Common Stock Certificate of RedPrairie Holding, Inc.

5.1*	Opinion of Pepper Hamilton LLP

10.1*	Amended and Restated 2005 Stock Incentive Plan

10.2*	Form of Award Agreement pursuant Amended and Restated 2005 Stock Incentive Plan

10.3	Amended and Restated Stockholders Agreement dated July 20, 2006 by and among RedPrairie Holding, Inc., Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors LLC, Erez Goren and the other parties set forth therein

10.4	Amended and Restated Registration Rights Agreement dated July 20, 2006 by and among RedPrairie Holding, Inc., Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors LLC, Erez Goren and the other parties set forth therein

10.5	Letter Agreement for Advisory Services, by and between RedPrairie Holding, Inc. and Francisco Partners, L.P., dated May 23, 2005, as amended July 6, 2006

10.6	Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, and the lenders named therein, dated July 20, 2006.

Exhibit Number	Description
10.7	Guarantee and Collateral Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., MARC Global Services LLC, JPMorgan Chase Bank, N.A., dated July 20, 2006.

10.8	Amendment No. 1 to Credit Agreement and Intercreditor Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services, LLC, StorePerform Technologies, Inc., Weseley Software Development Corp., JPMorgan Chase Bank, N.A., and the lenders named therein, dated February 2, 2007.

10.9	Reaffirmation Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, StorePerform Technologies, Inc., Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services LLC, and JPMorgan Chase Bank, N.A., dated February 2, 2007.

10.10	Second-Lien Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Credit Suisse, Cayman Islands Branch, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, and the lenders named therein, dated July 20, 2006.

10.11	Second-Lien Guarantee and Collateral Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., MARC Global Services LLC, and Credit Suisse, Cayman Islands Branch, dated July 20, 2006.

10.12	Amendment No. 1 to Second-Lien Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Credit Suisse, Cayman Islands Branch, and the lenders named therein, dated February 2, 2007.

10.13	Reaffirmation Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services, LLC, StorePerform Technologies, Inc., Weseley Software Development Corp., and Credit Suisse, Cayman Islands Branch, dated February 2, 2007.

10.14	Employment Agreement, by and between RedPrairie Corporation and R. Michael Mayoras, dated October 26, 2007, as amended.

10.15	Service Agreement between RedPrairie Limited and Martin Hiscox dated October 1, 2005, as amended.

10.16	Employment Agreement between RedPrairie Corporation and Paul Ilse dated June 18, 2006, as amended.

10.17	Employment Agreement by and between RedPrairie Corporation and Laura L. Fese dated September 28, 2005, as amended.

10.18	Employment Agreement between RedPrairie Corporation and Steve Stanislaus dated September 28, 2005, as amended.

10.19	Employment Agreement between RedPrairie Corporation and James H. Hoefflin dated October 24, 2007, as amended.

10.20	Employment Agreement between RedPrairie Corporation and Douglas A. Braun dated December 1, 2007, as amended.

10.21	Employment Agreement between RedPrairie Corporation and Christopher Hickey dated November 4, 2008, as amended.

Exhibit Number	Description
16.1	Letter of Ernst & Young LLP

21.1	Subsidiaries of RedPrairie Holding, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young LLP

23.3*	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included in the signature page to the registration statement)

*	To be filed by amendment.

(b) Financial Statement Schedule.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waukesha, Wisconsin, on the 25th day of November, 2009.

REDPRAIRIE CORPORATION

By:	/S/ R. MICHAEL MAYORAS
R. Michael Mayoras
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Michael Mayoras and Laura L. Fese and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of RedPrairie Holding, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. MICHAEL MAYORAS	R. Michael Mayoras President, Chief Executive Officer and Director (Principal Executive Officer)	November 25, 2009

/S/ PAUL J. ILSE	Paul J. Ilse Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 25, 2009

/S/ BRENDA PADGETT	Brenda Padgett Chief Accounting Officer (Principal Accounting Officer)	November 25, 2009

/S/ MARTIN A. HISCOX	Martin A. Hiscox President International and Director	November 25, 2009

/S/ RICHARD E. ALLEN	Richard E. Allen Director	November 25, 2009

Signature	Title	Date

/S/ NORMAN J. BALTHASAR	Norman J. Balthasar Director	November 25, 2009

/S/ DAVID R. GOLOB	David R. Golob Director	November 25, 2009

/S/ EZRA PERLMAN	Ezra Perlman Director	November 25, 2009

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Purchase Agreement

3.1	Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated October 25, 2006

3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated February 1, 2007

3.4	Certificate of Change of Location of Registered Office and of Registered Agent dated April 2, 2009

3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. dated October 21, 2009

3.6*	Form of Amended and Restated Certificate of Incorporation of Red Prairie Holding, Inc. (to become effective prior to completion of this offering)

3.7*	Form of Amended and Restated Certificate of Incorporation of RedPrairie Holding, Inc. (to become effective immediately upon completion of this offering)

3.8	Amended and Restated Bylaws of RedPrairie Holding, Inc.

3.9*	Form of Amended and Restated Bylaws of RedPrairie Holding, Inc. (to become effective immediately upon completion of this offering)

4.1*	Form of Specimen Common Stock Certificate of RedPrairie Holding, Inc.

5.1*	Opinion of Pepper Hamilton LLP

10.1*	Amended and Restated 2005 Stock Incentive Plan

10.2*	Form of Award Agreement pursuant Amended and Restated 2005 Stock Incentive Plan

10.3	Amended and Restated Stockholders Agreement dated July 20, 2006 by and among RedPrairie Holding, Inc., Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors LLC, Erez Goren and the other parties set forth therein

10.4	Amended and Restated Registration Rights Agreement dated July 20, 2006 by and among RedPrairie Holding, Inc., Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors LLC, Erez Goren and the other parties set forth therein

10.5	Letter Agreement for Advisory Services, by and between RedPrairie Holding, Inc. and Francisco Partners, L.P., dated May 23, 2005, as amended July 6, 2006

10.6	Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, and the lenders named therein, dated July 20, 2006.

10.7	Guarantee and Collateral Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., MARC Global Services LLC, JPMorgan Chase Bank, N.A., dated July 20, 2006.

10.8	Amendment No.1 to Credit Agreement and Intercreditor Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services, LLC, StorePerform Technologies, Inc., Weseley Software Development Corp., JPMorgan Chase Bank, N.A., and the lenders named therein, dated February 2, 2007.

Exhibit Number	Description
10.9	Reaffirmation Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, StorePerform Technologies, Inc., Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services LLC, and JPMorgan Chase Bank, N.A., dated February 2, 2007.

10.10	Second-Lien Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Credit Suisse, Cayman Islands Branch, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, and the lenders named therein, dated July 20, 2006.

10.11	Second-Lien Guarantee and Collateral Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Weseley Software Development Corp., BlueCube Software, Inc., MARC Global Holdings, Inc., MARC Global Services LLC, and Credit Suisse, Cayman Islands Branch, dated July 20, 2006.

10.12	Amendment No. 1 to Second-Lien Credit Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, Credit Suisse, Cayman Islands Branch, and the lenders named therein, dated February 2, 2007.

10.13	Reaffirmation Agreement, by and among RedPrairie Holding, Inc., RedPrairie Corporation, BlueCube Software, Inc., MARC Global Holdings, Inc., RedPrairie Global Services, LLC, StorePerform Technologies, Inc., Weseley Software Development Corp., and Credit Suisse, Cayman Islands Branch, dated February 2, 2007.

10.14	Employment Agreement, by and between RedPrairie Corporation and R. Michael Mayoras, dated October 26, 2007, as amended.

10.15	Service Agreement between RedPrairie Limited and Martin Hiscox dated October 1, 2005, as amended.

10.16	Employment Agreement between RedPrairie Corporation and Paul Ilse dated June 18, 2006, as amended.

10.17	Employment Agreement by and between RedPrairie Corporation and Laura L. Fese dated September 28, 2005, as amended.

10.18	Employment Agreement between RedPrairie Corporation and Steve Stanislaus dated September 28, 2005, as amended.

10.19	Employment Agreement between RedPrairie Corporation and James H. Hoefflin dated October 24, 2007, as amended.

10.20	Employment Agreement between RedPrairie Corporation and Douglas A. Braun dated December 1, 2007, as amended.

10.21	Employment Agreement between RedPrairie Corporation and Christopher Hickey dated November 4, 2008, as amended.

16.1	Letter of Ernst & Young LLP

21.1	Subsidiaries of RedPrairie Holding, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young LLP

23.3*	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included in the signature page to the registration statement)

*	To be filed by amendment.